Use these links to rapidly review the document
TABLE OF CONTENTS

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-125948

PROSPECTUS

1,188,061 shares

ZORAN CORPORATION

COMMON STOCK

        This prospectus relates to the public offering, which is not being underwritten, of shares of the common stock of Zoran Corporation. The selling stockholders listed on page 68 may use this prospectus to offer and resell from time to time up to 1,188,061 shares of our common stock for their own accounts. The selling stockholders acquired the shares being offered for resale under this prospectus in connection with our acquisition of Oren Semiconductor, Inc. pursuant to an Agreement and Plan of Merger dated May 9, 2005. Registration does not necessarily mean that the selling stockholders will offer or sell their stock.

        The prices at which the selling stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any proceeds from the sale of these shares by the selling stockholders. All expenses of registration incurred in connection with this offering are being borne by us, but the selling stockholders will bear all underwriting discounts and commissions incurred in connection with the offering and sale of the common stock to the public.

        Our common stock is quoted on the Nasdaq National Market under the symbol "ZRAN." On June 24, 2005, the last reported sale price of our common stock on the Nasdaq National Market was $12.83.

        Investing in any of our securities involves risk. You should carefully consider the risk factors beginning on page 4 of this prospectus before you make an investment in the securities.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus if truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 27, 2005.

TABLE OF CONTENTS

Prospectus Summary
Risk Factors
Forward-Looking Statements
Use of Proceeds
Dividend Policy
Price Range of Our Common Stock
Capitalization
Selected Consolidated Financial Data
Management's Discussion and Analysis of Financial Condition and Results of Operations
Business
Management
Principal Stockholders and Stock Ownership by Management
Selling Stockholders
Description of Capital Stock
Plan of Distribution
Legal Matters
Experts
Where You Can Find Additional Information
Index to Consolidated Financial Statements

ABOUT THIS PROSPECTUS

        You should rely only on the information contained in this prospectus and any prospectus supplement. We have not authorized any dealer, salesman or any other person to provide you with additional or different information. This prospectus and any prospectus supplement are not an offer to sell or the solicitation of an offer to buy any securities other than the securities to which they relate and are not an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make an offer or solicitation in that jurisdiction. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date of the document containing the information. Our business, financial condition, results of operations and prospects may have changed since that date.

        The terms "Zoran," "we," "us," "our," and the "Company," as used in this prospectus, refer to Zoran Corporation and its consolidated subsidiaries.

i

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. We urge you to read the entire prospectus carefully before making an investment decision.

Zoran Corporation

        We develop and market integrated circuits, or ICs, integrated circuit cores and embedded software used by original equipment manufacturers, or OEMs, in digital video and audio products for commercial and consumer markets. We also provide complete, copy-ready system reference designs based on our technology that help our customers produce commercial and consumer products more quickly and cost-effectively. Our products consist of integrated circuits and related products used in digital versatile disc players, or DVDs, movie and home theater systems, digital cameras and video editing systems. We also provide integrated circuits, software and platforms for digital television applications that enable the delivery and display of digital video content through a set-top box or television as well as digital imaging products consisting of semiconductor hardware and software that enable users to print, scan, process and transmit documents to computer peripherals that perform printing functions. Subsequent to our acquisition of Emblaze Semiconductor Ltd. in July 2004, we also provide high performance, low-power application processors, technology and products for the multimedia mobile telephone market.

Recent Developments

        On May 9, 2005, we entered into an agreement to acquire Oren Semiconductor, Inc. ("Oren"), a privately-held provider of demodulator ICs for the global high definition television market. Prior to entering into this agreement, we had made investments in Oren that represented a 17% ownership interest. Under the terms of the agreement, we acquired the remaining 83% of Oren by means of a merger of Oren with a wholly-owned subsidiary of Zoran, in consideration for which we paid an aggregate of $44.6 million to the other stockholders of Oren and to employees holding Oren options, of which $16 million consisted of Zoran Common Stock. We are registering for resale pursuant to this prospectus the 1,188,061 shares issued to the Oren stockholders under the terms of the agreement.

Corporate Information

        We were incorporated in California in December 1981 and reincorporated in Delaware in November 1996. Our corporate headquarters are located at 1390 Kifer Road, Sunnyvale, California 94086, and our telephone number is (408) 523-6500. Our website can be found at www.zoran.com. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Forms 8-K, and any amendments to those reports, are available free of charge on our website under "Investor Relations / SEC Documents" as soon as reasonably practicable after they are filed with the Securities and Exchange Commission.

The Offering

Common stock that may be offered by the selling stockholders	1,188,061 shares
Common stock to be outstanding after this offering	44,743,659 shares
Use of proceeds	We will not receive any of the proceeds from the sale of shares by the selling stockholders.
Nasdaq National Market symbol	ZRAN

        The number of shares that will be outstanding after the offering is based on the number of shares outstanding as of June 10, 2005, adjusted to reflect the shares issued in connection with the Oren acquisition to which this prospectus relates, and excludes:

  •
  13,755,731 shares of common stock issuable upon exercise of options outstanding at June 10, 2005 under Zoran's stock option plans; and

  •
  315,650 shares of common stock reserved for issuance under our 1995 employee stock purchase plan as of June 10, 2005.

Summary Consolidated Financial Data
(in thousands, except per share data)

        The following summary consolidated financial data should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the notes thereto included elsewhere in this prospectus.

	Three Months Ended March 31,		Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
			(in thousands, except per share data)
STATEMENT OF OPERATIONS DATA:
Total revenues	$73,884	$80,637	$378,864	$216,528	$149,117	$107,709	$79,671
Gross profit	36,920	35,309	152,629	85,477	62,213	42,969	41,678
Operating income (loss)	(19,201)	(10,324)	(46,857)	(72,004)	6,831	(44,804)	(27,867)
Net income (loss)	(18,796)	(9,985)	(47,354)	(67,978)	5,698	(36,065)	(20,608)
Diluted net income (loss) per share(1)	$(0.43)	$(0.23)	$(1.11)	$(2.05)	$0.20	$(1.38)	$(0.91)
Shares used in diluted per share calculations(1)	43,213	42,522	42,788	33,231	28,629	26,190	22,605
	March 31, 2005	December 31, 2004
BALANCE SHEET DATA:
Cash, cash equivalents and short term investments	$81,336	$70,413
Working capital	119,809	109,320
Total assets	578,506	599,281
Accumulated deficit	222,620	203,824
Total stockholders' equity	483,690	500,627

(1)
See Note 2 of Notes to Consolidated Financial Statements for a description of the computation of the number of shares and net income (loss) per share.

RISK FACTORS

        An investment in the securities offered by this prospectus involves a high degree of risk. You should carefully consider the following factors and other information in this prospectus before deciding to purchase shares of our common stock. If any of these risks occur, our business could be harmed, the trading price of our stock could decline and you may lose all or part of your investment.

Our revenues and operating results fluctuate due to a variety of factors, which may result in volatility or a decline in the prices of our stock.

        Our historical operating results have varied significantly due to a number of factors, including:

  •
  fluctuation in demand for our products;

  •
  the timing of new product introductions or enhancements by us and our competitors;

  •
  the level of market acceptance of new and enhanced versions of our products and our customers' products;

  •
  the timing or cancellation of large customer orders;

  •
  the length and variability of the sales cycle for our products;

  •
  pricing policy changes by us and by our competitors and suppliers;

  •
  the cyclical nature of the semiconductor industry;

  •
  the availability of development funding and the timing of development revenue;

  •
  changes in the mix of products sold;

  •
  seasonality in demand for our products;

  •
  increased competition in product lines, and competitive pricing pressures; and

  •
  the evolving and unpredictable nature of the markets for products incorporating our integrated circuits and embedded software.

        We expect that our operating results will continue to fluctuate in the future as a result of these factors and a variety of other factors, including:

  •
  the cost and availability of adequate foundry capacity;

  •
  fluctuations in manufacturing yields;

  •
  changes in or the emergence of new industry standards;

  •
  failure to anticipate changing customer product requirements;

  •
  the loss or gain of important customers;

  •
  product obsolescence; and

  •
  the amount of research and development expenses associated with new product introductions.

        Our operating results could also be harmed by:

  •
  economic conditions generally or in various geographic areas where we or our customers do business;

  •
  terrorism and international conflicts or other crises, such as the outbreak of Severe Acute Respiratory Syndrome, or SARS, several years ago;

  •
  other conditions affecting the timing of customer orders;

  •
  changes in governmental regulations that could affect our products; or

  •
  a downturn in the markets for our customers' products, particularly the consumer electronics market.

        These factors are difficult or impossible to forecast. We place orders with independent foundries several months in advance of the scheduled delivery date, often in advance of receiving non-cancelable orders from our customers. This limits our ability to react to fluctuations in demand for their products. If anticipated shipments in any quarter are canceled or do not occur as quickly as expected, or if we fail to foresee a technology change that could render a product obsolete, expense and inventory levels could be disproportionately high. If anticipated license revenues in any quarter are canceled or do not occur, gross margins may be reduced. A significant portion of our expenses are relatively fixed, and the timing of increases in expenses is based in large part on our forecast of future revenues. As a result, if revenues do not meet our expectations, we may be unable to quickly adjust expenses to levels appropriate to actual revenues, which could harm our operating results.

        Product supply and demand fluctuations common to the semiconductor industry are historically characterized by periods of manufacturing capacity shortages immediately followed by periods of overcapacity, which are caused by the addition of manufacturing capacity in large increments. We cannot predict whether we will achieve timely, cost-effective access to that capacity when needed, or when there will be a capacity shortage again in the future.

        As a result of these factors, our operating results may vary significantly from quarter to quarter. Any shortfall in revenues or net income from levels expected by the investment community could cause a decline in the trading price of our stock.

Our customers experience fluctuating product cycles and seasonality, which causes their sales to fluctuate.

        Because the markets that our customers serve are characterized by numerous new product introductions and rapid product enhancements, our operating results may vary significantly. During the final production of a mature product, our customers typically exhaust their existing inventory of our products. Consequently, orders for our products may decline in those circumstances, even if the products are incorporated into both mature products and replacement products. A delay in a customer's transition to commercial production of a replacement product would delay our ability to recover the lost sales from the discontinuation of the related mature product. Our customers also experience significant seasonality in the sales of their consumer products, which affects their orders of our products. Typically, the second half of the calendar year represents a disproportionate percentage of sales for our customers due to the holiday shopping period for consumer electronics products, and therefore, a disproportionate percentage of our sales. We expect these seasonal sales fluctuations to continue for the foreseeable future.

Product supply and demand in the semiconductor industry is subject to cyclical variations.

        The semiconductor industry is subject to cyclical variations in product supply and demand. Downturns in the industry often occur in connection with, or anticipation of, maturing product cycles for both semiconductor companies and their customers and declines in general economic conditions. These downturns have been characterized by abrupt fluctuations in product demand, production over-capacity and accelerated decline of average selling prices. In some cases, these downturns have lasted more than one year. A downturn in the semiconductor industry could harm our sales and revenues if demand drops, or our gross margins if average selling prices decline.

Our success for the foreseeable future will be dependent on growth in demand for integrated circuits for a limited number of applications.

        In recent years, we have derived a substantial majority of our product revenues from the sale of integrated circuits for DVD and digital camera applications. We expect that sales of our products for these applications will continue to account for a significant portion of our revenues for the foreseeable future. The future financial performance of the former Oak operations will depend on our ability to successfully develop and market new products in the digital television, HDTV and digital imaging markets. If the markets for these products and applications decline or fail to develop as expected, or we are not successful in our efforts to market and sell our products to manufacturers who incorporate integrated circuits into these products, our financial results will be harmed.

Our financial performance is highly dependent on the timely and successful introduction of new and enhanced products.

        Our financial performance depends in large part on our ability to successfully develop and market next-generation and new products in a rapidly changing technological environment. If we fail to successfully identify new product opportunities and timely develop and introduce new products that achieve market acceptance, we may lose our market share and our future revenues and earnings may suffer.

        In the consumer electronic market, our performance has been dependent on our successful development and timely introduction of integrated circuits for DVD players, DVD recorders, digital cameras, broadband digital television and HDTV. These markets are characterized by the incorporation of a steadily increasing level of integration and numbers of features on a chip at the same or lower system cost, enabling original equipment manufacturers, or OEMs, to continually improve the features or reduce the prices of the systems they sell. If we are unable to continually develop and introduce integrated circuits with increasing levels of integration and new features at competitive prices, our operating results will suffer.

        In the digital office market, our performance has been dependant on our ability to successfully develop embedded image processing system on a chip, or SOC, solutions for the digital office market, in particular, embedded digital color copier technology and image processing chips for a variety of imaging peripherals, including printers and multi-function peripherals, or MFPs. Among other technological changes, embedded PDF and color capability are rapidly emerging as market requirements for printers and other imaging devices. Some of our competitors have the capacity to supply these solutions, and some of their solutions have been well received in the marketplace. We face the challenge of developing new imaging products with the capability to handle greater color and image complexity, including web-based documents, and work with higher-performing devices in networked environments. If we are unable to meet these challenges with the development of products that can effectively compete in the OEM software and solutions market, our future operating results could suffer.

We must keep pace with rapid technological changes and evolving industry standards to remain competitive.

        Our future success will depend on our ability to anticipate and adapt to changes in technology and industry standards and our customers' changing demands. The consumer electronics market, in particular, is characterized by rapidly changing technology, evolving industry standards, frequent new product introductions, short product life cycles and increasing demand for higher levels of integration. Our ability to adapt to these changes and to anticipate future standards, and the rate of adoption and acceptance of those standards, will be a significant factor in maintaining or improving our competitive position and prospects for growth. If new industry standards emerge, our products or the products of our customers could become unmarketable or obsolete, and we could lose market share or be required to incur substantial unanticipated costs to comply with these new standards.

        Our success will also depend on the successful development of new markets and the application and acceptance of new technologies and products in those new markets. For example, our success will depend on the ability of our customers to develop new products and enhance existing products in the recordable DVD player market and products for the broadband digital television and HDTV markets and to introduce and promote those products successfully. These markets may not continue to develop to the extent or in the time periods that we currently anticipate due to factors outside our control, such as delays in implementation of FCC 02-320 requiring all new televisions to include a digital receiver. If new markets do not develop as we anticipate, or if our products do not gain widespread acceptance in these markets, our business, financial condition and results of operations could be materially and adversely affected. The emergence of new markets for our products is also dependent in part upon third parties developing and marketing content in a format compatible with commercial and consumer products that incorporate our products. If this content is not available, manufacturers may not be able to sell products incorporating our products, and our sales would suffer.

We rely on independent foundries and contractors for the manufacture, assembly and testing of our integrated circuits and other hardware products, and the failure of any of these third parties to deliver products or otherwise perform as requested could damage our relationships with our customers and harm our sales and financial results.

        We do not operate any manufacturing facilities, and we rely on independent foundries to manufacture substantially all of our products. These independent foundries fabricate products for other companies and may also produce products of their own design. From time to time, there are manufacturing capacity shortages in the semiconductor industry. We do not have long-term supply contracts with any of our suppliers, including our principal supplier, Taiwan Semiconductor Manufacturing Company, or TSMC. Therefore, TSMC and our other suppliers are not obligated to manufacture products for us for any specific period, in any specific quantity or at any specified price, except as may be provided in a particular purchase order.

        Our reliance on independent foundries involves a number of risks, including:

  •
  the inability to obtain adequate manufacturing capacity;

  •
  the unavailability of or interruption in access to certain process technologies necessary for manufacture of our products;

  •
  lack of control over delivery schedules;

  •
  lack of control over quality assurance;

  •
  lack of control over manufacturing yields and cost; and

  •
  potential misappropriation of our intellectual property.

        In addition, TSMC and some of our other foundries are located in areas of the world that are subject to natural disasters such as earthquakes. While the 1999 earthquake in Taiwan did not have a material impact on our independent foundries, a similar event centered near TSMC's facility could severely reduce TSMC's ability to manufacture our integrated circuits. The loss of any of our manufacturers as a supplier, our inability to expand the supply of their products in response to increased demand, or our inability to obtain timely and adequate deliveries from our current or future suppliers due to a natural disaster or any other reason could delay or reduce shipments of our products. Any of these circumstances could damage our relationships with current and prospective customers and harm our sales and financial results.

        We also rely on a limited number of independent contractors for the assembly and testing of our products. Our reliance on independent assembly and testing houses limits our control over delivery schedules, quality assurance and product cost. Disruptions in the services provided by our assembly or testing houses or other circumstances that would require them to seek alternative sources of assembly or testing could lead to supply constraints or delays in the delivery of our products. These constraints or delays could damage our relationships with current and prospective customers and harm our financial results.

Because foundry capacity is limited from time to time, we may be required to enter into costly long-term supply arrangements to secure foundry capacity.

        If we are not able to obtain additional foundry capacity as required, our relationships with our customers would be harmed and our sales would likely be reduced. In order to secure additional foundry capacity, we have considered, and may in the future need to consider, various arrangements with suppliers, which could include, among others:

  •
  option payments or other prepayments to a foundry;

  •
  nonrefundable deposits with or loans to foundries in exchange for capacity commitments;

  •
  contracts that commit us to purchase specified quantities of silicon wafers over extended periods;

  •
  issuance of our equity securities to a foundry;

  •
  investment in a foundry;

  •
  joint ventures; or

  •
  other partnership relationships with foundries.

        We may not be able to make any such arrangement in a timely fashion or at all, and such arrangements, if any, may not be on terms favorable to us. Moreover, if we are able to secure foundry capacity, we may be obligated to utilize all of that capacity or incur penalties. Such penalties may be expensive and could harm our financial results.

If our independent foundries do not achieve satisfactory yields, our relationships with our customers may be harmed.

        The fabrication of silicon wafers is a complex process. Minute levels of contaminants in the manufacturing environment, defects in photo masks used to print circuits on a wafer, difficulties in the fabrication process or other factors can cause a substantial portion of the integrated circuits on a wafer to be non-functional. Many of these problems are difficult to detect at an early stage of the manufacturing process and may be time consuming and expensive to correct. As a result, foundries often experience problems achieving acceptable yields, which are represented by the number of good integrated circuits as a proportion of the number of total integrated circuits on any particular wafer. Poor yields from our independent foundries would reduce our ability to deliver our products to customers, harm our relationships with our customers and harm our business.

We face competition or potential competition from companies with greater resources than ours, and if we are unable to compete effectively with these companies, our market share may decline and our business could be harmed.

        We face intense competition in the markets in which we compete. We expect that the level of competition will increase in the future from existing competitors and from other companies that may enter our existing or future markets with solutions that may be less costly or provide higher performance or additional features.

        Competition in Zoran's core compression technology market has historically been dominated by large companies, such as ST Microelectronics, and companies that develop and use their own integrated circuits, such as Sony and Matsushita. As this market continues to develop, we face competition from other large semiconductor vendors.

        The DVD market continues to expand, and additional competitors are expected to enter the market for DVD players and software. Some of these potential competitors may develop captive implementations for use only with their own PC and consumer electronics products. It is also possible that application software vendors, such as Microsoft, may attempt to enter the DVD application market in the future. This increased competition may result in price reductions, reduced profit margins and loss of market share.

        We face competition from several large semiconductor companies in the broadband digital television and set-top box markets. We expect competition to continue to increase in these markets as industry standards become well known and as other competitors enter these markets.

        We also face significant competition in the digital office market. The future growth of the digital office market is highly dependent on OEMs continuing to outsource an increasing portion of their product development work. While the trend toward outsourcing on the part of our OEM customers in this market has accelerated in recent years, any reversal of this trend, or a change in the way they outsource, could seriously harm our business.

        Many of our existing competitors, as well as OEM customers that are expected to compete with us in the future, have substantially greater financial, manufacturing, technical, marketing, distribution and other resources, broader product lines and longer standing relationships with customers than we have. In addition, much of our future success is dependent on the success of our OEM customers. If we or our OEM customers are unable to compete successfully against current and future competitors, we could experience price reductions, order cancellations and reduced gross margins, any one of which could harm our business.

Our products are characterized by average selling prices that decline over relatively short time periods; if we are unable to reduce our costs or introduce new products with higher average selling prices, our financial results will suffer.

        Average selling prices for our products decline over relatively short time periods, while many of our manufacturing costs are fixed. When our average selling prices decline, our revenues decline unless we are able to sell more units, and our gross margins decline unless we are able to reduce our manufacturing costs by a commensurate amount. Our operating results suffer when gross margins decline. We have experienced these problems, and we expect to continue to experience them in the future, although we cannot predict when they may occur or how severe they will be.

We derive most of our revenue from sales to a small number of large customers, and if we are not able to retain these customers, or they reschedule, reduce or cancel orders, our revenues would be reduced and our financial results would suffer.

        Our largest customers have accounted for a substantial percentage of our revenues. In 2004, one customer accounted for 11% of our total revenues while sales to our four largest customers accounted for 35% of our total revenues. In 2003, two customers accounted for 17% and 14% of our total revenues, respectively, while our four largest customers accounted for 46% of our total revenues. Sales to these large customers have varied significantly from year to year and will continue to fluctuate in the future. These sales also may fluctuate significantly from quarter to quarter. We may not be able to retain our key customers, or these customers may cancel purchase orders or reschedule or decrease their level of purchases from us. Any substantial decrease or delay in sales to one or more of our key customers could harm our sales and financial results. In addition, any difficulty in collecting amounts due from one or more key customers could harm our financial results.

Our products generally have long sales cycles and implementation periods, which increases our costs in obtaining orders and reduces the predictability of our operating results.

        Our products are technologically complex. Prospective customers generally must make a significant commitment of resources to test and evaluate our products and to integrate them into larger systems. As a result, our sales processes are often subject to delays associated with lengthy approval processes that typically accompany the design and testing of new products. The sales cycles of our products often last for many months or even years. Longer sales cycles require us to invest significant resources in attempting to make sales and delay the generation of revenue.

        Long sales cycles also subject us to other risks, including customers' budgetary constraints, internal acceptance reviews and cancellations. In addition, orders expected in one quarter could shift to another because of the timing of customers' purchase decisions. The time required for our customers to incorporate our products into their own can vary significantly with the needs of our customers and generally exceeds several months, which further complicates our planning processes and reduces the predictability of our operating results.

We are not protected by long-term contracts with our customers.

        We generally do not enter into long-term purchase contracts with our customers, and we cannot be certain as to future order levels from our customers. Customers generally purchase our products subject to cancelable short-term purchase orders. We cannot predict whether our current customers will continue to place orders, whether existing orders will be canceled, or whether customers who have ordered products will pay invoices for delivered products. When we do enter into a long-term contract, the contract is generally terminable at the convenience of the customer. In the event of an early termination by one of our major customers, it is unlikely that we will be able to rapidly replace that revenue source, which would harm our financial results.

Regulation of our customers' products may slow the process of introducing new products and could impair our ability to compete.

        The Federal Communications Commission, or FCC, has broad jurisdiction over our target markets in the digital television business. Various international entities or organizations may also regulate aspects of our business or the business of our customers. Although our products are not directly subject to regulation by any agency, the transmission pipes, as well as much of the equipment into which our products are incorporated, are subject to direct government regulation. For example, before they can be sold in the United States, advanced televisions and emerging interactive displays must be tested and certified by Underwriters Laboratories and meet FCC regulations. Accordingly, the effects of regulation on our customers or the industries in which our customers operate may in turn harm our business. FCC regulatory policies affecting the ability of cable operators or telephone companies to offer certain services and other terms on which these companies conduct their business may impede sales of our products. In addition, our digital television business may also be adversely affected by the imposition of tariffs, duties and other import restrictions on our suppliers or by the imposition of export restrictions on products that we sell internationally. Changes in current laws or regulations or the imposition of new laws or regulations in the United States or elsewhere could harm our business. For example, any delays by the FCC in imposing its pending requirement that all new televisions have a digital receiver could have an adverse effect on our HDTV business.

We are dependent upon our international sales and operations; economic, political or military events in a country where we make significant sales or have significant operations could interfere with our success or operations there and harm our business.

        During 2004, only 9% of our total revenues were derived from North America sales. We anticipate that international sales will continue to account for the majority of our total revenues for the foreseeable future. In addition, substantially all of our semiconductor products are manufactured, assembled and tested outside of the United States by independent foundries and subcontractors.

        We are subject to a variety of risks inherent in doing business internationally, including:

  •
  unexpected changes in regulatory requirements;

  •
  fluctuations in exchange rates;

  •
  political and economic instability;

  •
  imposition of tariffs and other barriers and restrictions;

  •
  the burdens of complying with a variety of foreign laws; and

  •
  health risks in a particular region.

        A material amount of our research and development personnel and facilities and a portion of our sales and marketing personnel are located in Israel. Political, economic and military conditions in Israel directly affect our operations. Some of our employees in Israel are obligated to perform up to 39 days of military reserve duty annually. The absence of these employees for significant periods during the work week may cause us to operate inefficiently during these periods.

        Our operations in China are subject to the economic and political uncertainties affecting that country. For example, the Chinese economy has experienced significant growth in the past decade, but such growth has been uneven across geographic and economic sectors. This growth may decrease and any slowdown may have a negative effect on our business. We also maintain offices in Taipei, Taiwan, Hong Kong and Seoul, Korea, and our operations are subject to the economic and political uncertainties affecting these countries as well.

        The significant concentration of our manufacturing activities with third party foundries in Taiwan exposes us to the risk of political instability in Taiwan, including the potential for conflict between Taiwan and China. We have several significant OEM customers in Japan, Korea and other parts of Asia. Adverse economic circumstances in Japan and elsewhere in Asia could affect these customers' willingness or ability to do business with us in the future or their success in developing and launching devices containing our products.

Our business and future operating results could be harmed by terrorist activity or armed conflict.

        Our business and operating results are subject to uncertainties arising out of possible terrorist attacks on the United States and other regions of the world including locations where we maintain operations and by armed conflict in the Middle East and related economic instability. Our operations could be harmed due to:

  •
  disruption in commercial activities associated with heightened security concerns affecting international travel and commerce;

  •
  reduced demand for consumer electronic products due to a potential economic slowdown;

  •
  tightened immigration controls that may adversely affect the residence status of key non-U.S. managers and technical employees in our U.S. facilities or our ability to hire new non-U.S. employees in such facilities; or

  •
  potential expansion of armed conflict in the Middle East which could adversely affect our operations in Israel.

The prices of our products may become less competitive due to foreign exchange fluctuations.

        Foreign currency fluctuations may affect the prices of our products. Prices for our products are currently denominated in U.S. dollars for sales to our customers throughout the world. If there is a significant devaluation of the currency in a specific country, the prices of our products will increase relative to that country's currency, and our products may be less competitive in that country. Also, we cannot be sure that our international customers will continue to be willing to place orders denominated in U.S. dollars. If they do not, our revenue and operating results will be subject to foreign exchange fluctuations.

Our ability to compete could be jeopardized if we are unable to protect our intellectual property rights.

        Our success and ability to compete depend in large part upon protection of our proprietary technology. We rely on a combination of patent, trade secret, copyright and trademark laws, non-disclosure and other contractual agreements and technical measures to protect our proprietary rights. These agreements and measures may not be sufficient to protect our technology from third-party infringement, or to protect us from the claims of others. Monitoring unauthorized use of our products is difficult, and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. The laws of certain foreign countries in which our products are or may be developed, manufactured or sold, including various countries in Asia, may not protect our products or intellectual property rights to the same extent as do the laws of the United States and thus make the possibility of piracy of our technology and products more likely in these countries. If competitors are able to use our technology, our ability to compete effectively could be harmed.

        The protection offered by patents is subject to numerous uncertainties. For example, our competitors may be able to effectively design around our patents, or the patents may be challenged, invalidated or circumvented. Those competitors may also independently develop technologies that are substantially equivalent or superior to our technology. Moreover, while we hold, or have applied for, patents relating to the design of our products, some of our products are based in part on standards, for which we do not hold patents or other intellectual property rights.

        We have generally limited access to and distribution of the source and object code of our software and other proprietary information. With respect to its page description language software and drivers for the digital office market and in limited circumstances with respect to firmware and platforms for its HDTV products, Oak has granted licenses that give its customers access to and restricted use of the source code of Oak's software. This access increases the likelihood of misappropriation or misuse of our technology.

We are involved in several lawsuits.

        Zoran and Oak are parties to various legal proceedings, including a number of patent-related lawsuits, both as plaintiff and defendant. In connection with these lawsuits, substantial management time has been, and will continue to be, expended. In addition, both Oak and Zoran have incurred, and we expect to continue to incur, substantial legal and other expenses in connection with these pending lawsuits. No provision for any liability that may result upon adjudication of these lawsuits has been made in our financial statements.

Claims and litigation regarding intellectual property rights could seriously harm our business and require us to incur significant costs.

        In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights. In the past, Zoran and Oak have been subject to claims and litigation regarding alleged infringement of other parties' intellectual property rights, and both Oak and Zoran are currently parties to a number of patent-related lawsuits, both as plaintiff and defendant. We could become subject to additional litigation in the future, either to protect our intellectual property or as a result of allegations that we infringe others' intellectual property rights. Claims that our products infringe proprietary rights would force us to defend ourselves and possibly our customers or manufacturers against the alleged infringement. Pending and future litigation, if successful, could subject us to significant liability for damages or invalidation of our proprietary rights. These lawsuits, regardless of their success, are time-consuming and expensive to resolve and divert management time and attention. Pending or future intellectual property litigation could force us to do one or more of the following:

  •
  stop selling products that incorporate the challenged intellectual property;

  •
  obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on reasonable terms or at all;

  •
  pay damages; or

  •
  redesign those products that use such technology.

        Although patent disputes in the semiconductor industry have often been settled through cross-licensing arrangements, we may not be able in any or every instance to settle an alleged patent infringement claim through a cross-licensing arrangement. We have a more limited patent portfolio than many of our competitors. If a successful claim is made against us or any of our customers and a license is not made available to us on commercially reasonable terms or we are required to pay substantial damages or awards, our business, financial condition and results of operations would be materially adversely affected.

If necessary licenses of third-party technology are not available to us or are very expensive, our products could become obsolete.

        From time to time, we may be required to license technology from third parties to develop new products or product enhancements. Third party licenses may not be available on commercially reasonable terms, if at all. If we are unable to obtain any third-party license required to develop new products and product enhancements, we may have to obtain substitute technology of lower quality or performance standards or at greater cost, either of which could seriously harm the competitiveness of our products.

        Certain technology used in our products is licensed from third parties, and in connection with these licenses, we are required to fulfill confidentiality obligations and, in some cases, pay royalties. Some of our products require various types of copy protection software that we must license from third parties. If we are unable to obtain or maintain our right to use the necessary copy protection software, we would be unable to sell and market these products.

If we are not able to apply our net operating losses against taxable income in future periods, our financial results will be harmed.

        Our future net income and cash flow will be affected by our ability to apply our net operating losses, or NOLs, against taxable income in future periods. Our NOLs totaled approximately $271 million for federal and $93 million for state tax reporting purposes as of December 31, 2004. As a result of the change of control resulting from our initial public offering in 1995, the amount of NOLs that we can use to reduce future taxable income for federal tax purposes is limited to approximately $3.0 million per year. The Internal Revenue Code contains a number of provisions that could further limit the use of NOLs against income of the combined company as a result of the Oak acquisition or other transactions. Our utilization of Oak's NOLs may be further limited due to prior Oak transactions. No opinion or IRS ruling has been sought regarding the potential application of any of these provisions. Changes in tax laws in the United States may further limit our ability to utilize these NOLs. Any further limitation on our ability to utilize these respective NOLs could harm our financial condition.

Any acquisitions we make could disrupt our business and severely harm our financial condition.

        We have made investments in, and acquisitions of other complementary companies, products and technologies, including our recently completed acquisition of Oren Semiconductor, Inc., and we may acquire additional businesses, products or technologies in the future. In connection with these acquisitions, we may:

  •
  issue stock that has or would dilute our current stockholders' percentage ownership;

  •
  incur debt;

  •
  assume liabilities;

  •
  incur expenses related to the future impairment of goodwill and the amortization of other intangible assets; or

  •
  incur other large write-offs immediately or in the future.

        Our operation of acquired business will also involve numerous risks, including:

  •
  problems combining and assimilating the purchased operations, technologies or products;

  •
  unanticipated costs;

  •
  diversion of management's attention from our core business;

  •
  adverse effects on existing business relationships with suppliers and customers;

  •
  risks associated with entering markets in which we have no or limited prior experience; and

  •
  potential loss of key employees, particularly those of the purchased organizations.

        We may not be able to successfully complete the integration of the business, products or technologies or personnel that we might acquire in the future, and any failure to do so could disrupt our business and seriously harm our financial condition.

        In addition, we have made minority equity investments in early-stage companies, and we expect to continue to review opportunities to make additional investments in such companies where we believe such investments will provide us with opportunities to gain access to important technologies or otherwise enhance important commercial relationships. We have little or no influence over the early-stage companies in which we have made or may make strategic, minority equity investments. Each of these investments involves a high degree of risk. We may not be successful in achieving the technological or commercial advantage upon which any given investment is premised, and failure by the early-stage company to achieve its own business objectives could result in a loss of all or part of our invested capital and require us to write off all or a portion of such investment.

Our products could contain defects, which could reduce sales of those products or result in claims against us.

        We develop complex and evolving products. Despite testing by us and our customers, errors may be found in existing or new products. This could result in, among other things, a delay in recognition or loss of revenues, loss of market share or failure to achieve market acceptance. These defects may cause us to incur significant warranty, support and repair costs, divert the attention of our engineering personnel from our product development efforts and harm our relationships with customers. The occurrence of these problems could result in the delay or loss of market acceptance of our products and would likely harm our business. Defects, integration issues or other performance problems in our products could result in financial or other damages to customers or could damage market acceptance of such products. Our customers could also seek damages from us for their losses. A product liability claim brought against us, even if unsuccessful, would likely be time consuming and costly to defend.

If we do not maintain current development contracts or are unable to enter into new development contracts, our business could be harmed.

        We historically have generated a portion of our total revenues from development contracts, primarily with key customers. These development contracts have provided us with partial funding for the development of some of our products. Under these contracts, we receive payments upon reaching certain development milestones. If we fail to achieve the milestones specified in our existing development contracts, if our existing contracts are terminated or if we are unable to secure future development contracts, our ability to cost-effectively develop new products would be reduced and our business would be harmed.

We may need additional funds to execute our business plan, and if we are unable to obtain such funds, we will not be able to expand our business as planned.

        We may require substantial additional capital to finance our future growth, secure additional foundry capacity and fund our ongoing research and development activities beyond 2005. Our capital requirements will depend on many factors, including:

  •
  acceptance of and demand for our products;

  •
  the types of arrangements that we may enter into with our independent foundries;

  •
  the extent to which we invest in new technology and research and development projects; and

  •
  any additional acquisitions that we may make.

        To the extent that our existing sources of liquidity and cash flow from operations are insufficient to fund our activities, we may need to raise additional funds. If we raise additional funds through the issuance of equity securities, the percentage ownership of our existing stockholders would be reduced. Further, such equity securities may have rights, preferences or privileges senior to those of our common stock. Additional financing may not be available to us when needed or, if available, it may not be available on terms favorable to us.

If we fail to manage our future growth, if any, our business would be harmed.

        We anticipate that our future growth, if any, will require us to recruit and hire a substantial number of new engineering, managerial, sales and marketing personnel. Our ability to manage growth successfully will also require us to expand and improve administrative, operational, management and financial systems and controls. Many of our key operations, including a material portion of our research and development operations and a significant portion of our sales and administrative operations are located in Israel. A majority of our sales and marketing and certain of our research and development and administrative personnel, including our President and Chief Executive Officer and other officers, are based in the United States. The geographic separation of these operations places additional strain on our resources and our ability to manage growth effectively. If we are unable to manage growth effectively, our business will be harmed.

We rely on the services of our executive officers and other key personnel, whose knowledge of our business and industry would be extremely difficult to replace.

        Our success depends to a significant degree upon the continuing contributions of our senior management. Management and other employees may voluntarily terminate their employment with us at any time upon short notice. The loss of key personnel could delay product development cycles or otherwise harm our business. We believe that our future success will also depend in large part on our ability to attract, integrate and retain highly-skilled engineering, managerial, sales and marketing personnel, located in the United States, Israel and China. Competition for such personnel is intense, and we may not be successful in attracting, integrating and retaining such personnel. Failure to attract, integrate and retain key personnel could harm our ability to carry out our business strategy and compete with other companies.

The Israeli rate of inflation may negatively impact our costs if it exceeds the rate of devaluation of the new Israeli shekel against the United States dollar.

        A portion of the cost of our operations, relating mainly to our personnel and facilities in Israel, is incurred in new Israeli shekels. As a result, we bear the risk that the rate of inflation in Israel will exceed the rate of devaluation of the new Israeli shekel in relation to the United States dollar, which will increase our costs as expressed in United States dollars. To date, we have not engaged in hedging transactions. In the future, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the United States dollar against the new Israeli shekel. These measures may not adequately protect us from the impact of inflation in Israel.

The government programs in which we participate and tax benefits we receive require us to meet several conditions and may be terminated or reduced in the future, which would increase our costs.

        Historically, we have financed a portion of our research and development activities with grants for research and development from the Chief Scientist in Israel's Ministry of Industry and Trade. We earned proceeds from such grants in 2003 and 2004 and we plan to seek additional grants from the Chief Scientist in the future. To be eligible for these grants, our development projects must be approved by the Chief Scientist on a case-by-case basis. If our development projects are not approved by the Chief Scientist, we will not receive grants to fund these projects, which would increase our research and development costs. We also receive tax benefits, in particular exemptions and reductions as a result of the "Approved Enterprise" status of our existing operations in Israel. To be eligible for these tax benefits, we must maintain our Approved Enterprise status by meeting conditions, including making specified investments in fixed assets located in Israel and investing additional equity in our Israeli subsidiary. If we fail to meet these conditions in the future, the tax benefits would be canceled and we could be required to refund the tax benefits already received. These tax benefits may not be continued in the future at their current levels or at any level. Israeli governmental authorities have indicated that the government may reduce or eliminate these benefits in the future, which would harm our business.

Provisions in our charter documents and Delaware law could prevent or delay a change in control of Zoran.

        Our certificate of incorporation and bylaws and Delaware law contain provisions that could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. These include provisions:

  •
  prohibiting a merger with a party that has acquired control of 15% or more of our outstanding common stock, such as a party that has completed a successful tender offer, until three years after that party acquired control of 15% of our outstanding common stock;

  •
  authorizing the issuance of up to 3,000,000 shares of "blank check" preferred stock;

  •
  eliminating stockholders' rights to call a special meeting of stockholders; and

  •
  requiring advance notice of any stockholder nominations of candidates for election to our board of directors.

Our stock price has fluctuated and may continue to fluctuate widely.

        The market price of our common stock has fluctuated significantly since our initial public offering in 1995. Between January 1, 2004 and June 24, 2005, the closing sale price of our common stock, as reported on The Nasdaq National Market, ranged from a low of $8.97 to a high of $13.95. The market price of our common stock is subject to significant fluctuations in the future in response to a variety of factors, including:

  •
  announcements concerning our business or that of our competitors or customers;

  •
  quarterly variations in operating results;

  •
  changes in analysts' earnings estimates;

  •
  announcements of technological innovations;

  •
  the introduction of new products or changes in product pricing policies by Zoran or its competitors;

  •
  loss of key personnel;

  •
  proprietary rights or other litigation;

  •
  general conditions in the semiconductor industry; and

  •
  developments in the financial markets.

        In addition, the stock market has, from time to time, experienced extreme price and volume fluctuations that have particularly affected the market prices for semiconductor companies or technology companies generally and which have been unrelated to the operating performance of the affected companies. Broad market fluctuations of this type may reduce the future market price of our common stock.

FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or otherwise. These forward-looking statements are based on our current expectations and beliefs, including estimates and projections about our industry. Forward-looking statements may be identified by use of terms such as "anticipates," "expects," "intends," "plans," "seeks," "estimates," "believes" and similar expressions, although some forward-looking statements are expressed differently. Statements concerning our financial position, business strategy and plans or objectives for future operations are forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict and may cause actual results to differ materially from management's current expectations. Such risks and uncertainties include those set forth herein under "Risk Factors." The forward-looking statements in this prospectus speak only as of the time they are made and do not necessarily reflect our outlook at any other point in time.

        Except as may be required under the federal securities laws, we undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to read any further disclosures we make on related subjects in our Form 10-K, Form 10-Q and Form 8-K reports to the SEC. Also note that under the caption "Risk Factors," we provide a cautionary discussion of risks, uncertainties and possibly inaccurate assumptions relevant to our businesses. These are factors that we think could cause our actual results to differ materially from expected and historical results. Other factors besides those listed in "Risk Factors," including factors described as risks in our filings with the SEC, could also adversely affect us.

USE OF PROCEEDS

        We will not receive any of the proceeds from the sale of shares by the selling stockholders.

DIVIDEND POLICY

        We have never paid cash dividends on our capital stock. It is our present policy to retain earnings to finance the growth and development of our business and, therefore, we do not anticipate paying any cash dividends in the foreseeable future.

PRICE RANGE OF OUR COMMON STOCK

        We effected our initial public offering of our common stock on December 5, 1995. Since that date, our common stock has been quoted on the Nasdaq National Market under the symbol "ZRAN." The following table sets forth the high and low closing sales price of our common stock as reported on The Nasdaq National Market for the periods indicated:

	High	Low
2003
First Quarter	$17.47	$10.85
Second Quarter	$20.74	$12.65
Third Quarter	$27.28	$19.57
Fourth Quarter	$20.94	$15.26
2004
First Quarter	$22.20	$15.70
Second Quarter	$18.89	$16.44
Third Quarter	$18.50	$13.95
Fourth Quarter	$16.35	$9.85
2005
First Quarter	$11.58	$9.63
Second Quarter through June 24, 2005	$13.95	$8.97

        On June 24, 2005, the last reported sale price for our common stock on the Nasdaq National Market was $12.83 per share.

        As of June 24, 2005, there were 320 record holders of our common stock.

CAPITALIZATION

        The following table sets forth our total capitalization as of March 31, 2005:

March 31, 2005
(unaudited)
(in thousands, except share data)
Stockholders' equity:
Common stock, $0.001 par value; 105,000,000 shares authorized, 43,253,892 shares issued and outstanding as of March 31, 2005(1)	$43
Additional paid-in capital	705,761
Deferred stock-based compensation	(1,999)
Accumulated other comprehensive income	2,505
Accumulated deficit	(222,620)

Total stockholders' equity	$483,690

(1)
Excludes:

•
13,931,584 shares of common stock issuable upon exercise of options outstanding at March 31, 2005 under Zoran's stock option plans; and

•
563,109 shares of common stock reserved for issuance under Zoran's 1995 employee stock purchase plan as of March 31, 2005.

SELECTED CONSOLIDATED FINANCIAL DATA

        You should read the following selected consolidated financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the notes thereto included elsewhere in this prospectus.

        The consolidated statement of operations data set forth below for the years ended December 31, 2004, 2003 and 2002 and the consolidated balance sheet data as of December 31, 2004 and 2003 are derived from, and are qualified by reference to, our audited financial statements included elsewhere in this prospectus. The consolidated statement of operations data for the year ended December 31, 2001 and 2000 and the balance sheet data as of December 31, 2002, 2001 and 2000 are derived from our audited financial statements not included in this prospectus. The consolidated statement of operations data set forth below for the three months ended March 31, 2005 and March 31, 2004 and the consolidated balance sheet data as of March 31, 2005 are derived from, and are qualified by reference to, our unaudited financial statements included elsewhere in this prospectus. The unaudited financial statements include all normal recurring adjustments that we consider necessary for a fair statement of our financial position and results of operations. The results of operations for the three months ended March 31, 2005 are not necessarily indicative of the results that may be expected for the full fiscal year ending December 31, 2005, or any other future period.

	Three Months Ended March 31,		Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
	(unaudited)	(unaudited)
STATEMENT OF OPERATIONS DATA:
Revenues:
Hardware product revenues	$59,002	$68,029	$315,697	$200,239	$141,314	100,012	67,782
Software and other revenues	14,882	12,608	63,167	16,289	7,803	7,697	11,889

Total revenues	73,884	80,637	378,864	216,528	149,117	107,709	79,671

Costs and expenses:
Cost of hardware product revenues	36,964	45,328	226,235	131,051	86,904	64,740	37,993
Research and development	20,100	18,646	82,245	40,402	22,083	23,210	18,628
Selling, general and administrative	23,174	14,817	67,086	41,748	24,856	21,330	19,148
Amortization of intangible assets	12,330	10,343	45,358	18,950	8,151	43,233	31,769
Deferred stock compensation	517	1,827	4,051	6,281	292	—	—
Restructuring expense	—	—	746	—	—	—	—
In-process research and development	—	—	—	50,100	—	—	—

Total costs and expenses	93,085	90,961	425,721	288,532	142,286	152,513	107,538

Operating income (loss)	(19,201)	(10,324)	(46,857)	(72,004)	6,831	(44,804)	(27,867)
Interest income	535	400	1,307	5,388	7,053	9,853	9,280
Other income (loss), net	(130)	325	(264)	1	(6,614)	151	(51)

Income (loss) before income taxes	(18,796)	(9,599)	(45,814)	(66,615)	7,270	(34,800)	(18,638)
Provision for income taxes	—	386	1,540	1,363	1,572	1,265	1,970

Net income (loss)	(18,796)	(9,985)	$(47,354)	$(67,978)	$5,698	$(36,065)	(20,608)

Basic net income (loss) per share	$(0.43)	$(0.23)	$(1.11)	$(2.05)	$0.21	$(1.38)	$(0.91)

Diluted net income (loss) per share	$(0.43)	$(0.23)	$(1.11)	$(2.05)	$0.20	$(1.38)	$(0.91)

Shares used to compute basic net income (loss) per share	43,213	42,522	42,788	33,231	27,095	26,190	22,605

Shares used to compute diluted net income (loss) per share	43,213	42,522	42,788	33,231	28,629	26,190	22,605

		As of December 31,
	March 31, 2005
		2004	2003	2002	2001	2000
	(unaudited)
BALANCE SHEET DATA:
Cash, cash equivalents short-term investments	$81,336	$70,413	$126,366	$137,075	$110,105	$175,638
Working capital	119,809	109,320	146,810	159,732	130,777	197,719
Total assets	578,506	599,281	622,237	345,848	331,344	359,466
Accumulated deficit	222,620	203,824	156,470	88,492	94,190	58,125
Total stockholders' equity	$483,690	$500,627	$534,279	$311,012	$297,838	$331,454

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion contains forward looking statements that involve risks and uncertainties. Our actual results could differ substantially from those anticipated in these forward looking statements as a result of many factors, including those set forth under "Risk Factors" and elsewhere in this prospectus. The following discussion should be read together with our financial statements and related notes thereto included elsewhere in this prospectus.

Restatement of Financial Results for Quarters Ended March 31, June 30 and September 30, 2004

        In connection with the review and evaluation of the effectiveness of our internal control over financial reporting undertaken pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, management discovered that excess stock compensation expenses had been recognized during the quarters ended March 31, June 30 and September 30, 2004. The compensation expense was related to options that we had assumed as part of our acquisition of Oak Technology, Inc. in 2003. Under purchase accounting, part of the cost relating to the acquisition was attributed to the assumed options and was to be recognized over time as the options continued to vest, based on each option holder's continued employment with Zoran. If an option holder's employment terminated before the option was fully vested, vesting would cease, and we would no longer recognize compensation expense related to that option. At the time of the acquisition, a schedule was prepared detailing the terms of each assumed option; however, the names of the option holders were omitted from the schedule for reasons of confidentiality. After the acquisition was completed, we did not update our personnel or financial records to include the omitted information. As a result, the Company improperly recognized deferred stock compensation expenses relating to options that had been held by former Oak employees after the vesting of such options had ceased, and did not reverse stock based compensation expense recognized in excess of amounts that actually vested.

        To correct this error, we have restated the financial results that we previously reported for the quarters ended March 31, June 30 and September 30, 2004. The error did not have a material impact on periods in 2003.

Overview

        Prior to the acquisition of Oak Technology, Inc. on August 11, 2003, our products consisted of integrated circuits and related products used in digital versatile disc players, or DVDs, movie and home theater systems, digital cameras and video editing systems. As a result of the acquisition of Oak, we now also provide integrated circuits, software and platforms for digital television applications that enable the delivery and display of digital video content through a set-top box or television as well as digital imaging products consisting of semiconductor hardware and software that enable users to print, scan, process and transmit documents to computer peripherals that perform printing functions. Subsequent to our acquisition of Emblaze Semiconductor Ltd. on July 8, 2004, we also provide high performance, low-power application processors, technology and products for the multimedia mobile telephone market.

        We derive most of our revenues from the sale of our integrated circuit products. Historically, average selling prices in the semiconductor industry in general, and for our products in particular, have decreased over the life of a particular product. Average selling prices for our hardware products have fluctuated substantially from period to period, primarily as a result of changes in our customer mix of original equipment manufacturer, or OEM, sales versus sales to resellers and the transition from low-volume to high-volume production. In the past, we have periodically reduced the prices of some of our products in order to better penetrate the consumer market. We believe that, as our product lines continue to mature and competitive markets evolve, we are likely to experience further declines in the average selling prices of our products, although we cannot predict the timing and amount of such future changes with any certainty.

        Our cost of hardware product revenues consists primarily of fabrication costs, assembly and test costs, and the cost of materials and overhead from operations. If we are unable to reduce our cost of hardware product revenues to offset anticipated decreases in average selling prices, our product gross margins will decrease. Our hardware product gross margin is also dependent on product mix and on the proportion of products sold directly to our OEM customers versus indirectly through our marketing partners. These marketing partners purchase our products at lower prices but absorb most of the associated marketing and sales support expenses, maintain inventories and provide customer support and training. As a result, lower gross margins on sales to these resellers are partially offset by reduced selling and marketing expenses related to such sales. We expect both product and customer mix to continue to fluctuate in future periods, causing further fluctuations in margins.

        We also derive revenue from licensing our software and other intellectual property. Licensing revenue includes one-time license fees and royalties based on the number of units distributed by the licensee. Quarterly licensing revenue can be significantly affected by the timing of a small number of licensing transactions, each accounting for substantial revenues. Accordingly, licensing revenues have fluctuated, and will continue to fluctuate, on a quarterly basis. In addition, we have historically generated a portion of our total revenues from development contracts, primarily with key customers, although development revenue has declined substantially as a percentage of total revenues over the past several years. These development contracts have provided us with partial funding for the development of some of our products. These development contracts provide for license and milestone payments which are recorded as development revenue. We classify all development costs, including costs related to these development contracts, as research and development expenses. We retain ownership of the intellectual property developed by us under these development contracts. While we intend to continue to enter into development contracts with certain strategic partners, we expect development revenue to continue to decline as a percentage of total revenues.

        The Company recognizes software license revenues in accordance with the provisions of Statement of Position (SOP) 97-2, Software Revenue Recognition, as amended by SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions. Software license agreements typically include obligations to provide maintenance and other support over a fixed term and allow for renewal of maintenance on an annual basis. The Company determines the fair value of its maintenance obligations with reference to substantive renewal rates within the agreement or objective evidence of fair value as required under SOP 97-2. Maintenance and support revenue is recognized ratably over the term of the arrangement. In addition, the Company also receives royalty revenues based on per unit shipments of products embedding our software which is recognized by the Company upon receipt of a royalty report from the customer, typically one quarter in arrears.

        Our research and development expenses consist of salaries and related costs of employees engaged in ongoing research, design and development activities and costs of engineering materials and supplies. We are also a party to research and development agreements with the Chief Scientist in Israel's Ministry of Industry and Trade and the Israel-United States Binational Industrial Research and Development Foundation, which fund up to 50% of incurred project costs for approved products up to specified contract maximums. These agreements require us to use our best efforts to achieve specified results and require us to pay royalties at rates of 3% to 5% of resulting product sales, and up to 30% of resulting license revenues, up to a maximum of 100% to 150% of total funding received. Reported research and development expenses are net of these grants, which fluctuate from period to period. We believe that significant investments in research and development are required for us to remain competitive, and we expect to continue to devote significant resources to product development, although such expenses as a percentage of total revenues may fluctuate.

        Our selling, general and administrative expenses consist primarily of employee-related expenses, sales commissions, product promotion and other professional services. We expect that selling, general and administrative expenses will continue to increase to support our anticipated growth.

        We conduct a material amount of our research and development and certain sales and marketing and administrative operations in our foreign subsidiary offices. As a result, some of our expenses are incurred in foreign currency. To date, substantially all of our hardware product revenues and our software and other revenues have been denominated in U.S. dollars and most costs of hardware product revenues have been incurred in U.S. dollars. We expect that most of our revenues and costs of revenue will continue to be denominated and incurred in U.S. dollars for the foreseeable future. We have not experienced material losses or gains as a result of currency exchange rate fluctuations and have not engaged in hedging transactions to reduce our exposure to such fluctuations. We may in the future elect to take action to reduce our foreign exchange risk.

        Our effective income tax rate has benefited from the availability of net operating losses which we have utilized to reduce taxable income for U.S. federal income tax purposes and by our Israel based subsidiary's status as an "Approved Enterprise" under Israeli law, which provides a ten-year tax holiday for income attributable to a portion of our operations in Israel. Our U.S. federal net operating losses expire at various times between 2004 and 2025, and the benefits from our subsidiary's Approved Enterprise status expire at various times beginning in 2004.

        On May 22, 2002, we effected a three-for-two split of our common stock in the form of a fifty percent stock dividend, paid to stockholders of record on May 7, 2002. All share and per share information for all periods presented in this report are on a post-split basis.

Acquisitions

Oren Semiconductor, Inc.

        On May 9, 2005, we entered into an agreement to acquire Oren Semiconductor, Inc. ("Oren"), a privately-held provider of demodulator ICs for the global high definition television market. Prior to entering into this agreement, we had made investments in Oren that represented a 17% ownership interest. Under the terms of the agreement, we acquired the remaining 83% of Oren by means of a merger of Oren with a wholly-owned subsidiary of Zoran, in consideration for which we paid an aggregate of $44.6 million to the other stockholders of Oren and to employees holding Oren options, of which $16 million consisted of Zoran Common Stock.

Emblaze Semiconductor Ltd.

        On July 8, 2004, we completed our acquisition of Emblaze Semiconductor Ltd. ("Emblaze"), a wholly-owned subsidiary of Emblaze Ltd. for $54.2 million in cash. The acquisition was accounted for under the purchase method of accounting.

        Following the completion of the acquisition, the results of operations of Emblaze have been included in our consolidated financial statements. Accordingly, our results of operations for the year ended December 31, 2004 include Emblaze's operations from July 8, 2004 and our results of operations for the quarter ended March 31, 2005 include such operations for the full quarter, while such operations are not reflected in our results of operations for the year ended December 31, 2003 or any previous years or for the quarter ended March 31, 2004.

Oak Technology, Inc.

        On August 11, 2003, we completed our acquisition of Oak through the merger of Oak with a wholly-owned subsidiary of Zoran. The acquisition was accounted for under the purchase method of accounting.

        Following the completion of the acquisition, the results of operations of Oak have been included in our consolidated financial statements. Accordingly, our results of operations for the year ended December 31, 2004 and the quarters ended March 31, 2004 and March 31, 2005 include Oak's operations for the full period, while our results of operations for the year ended December 31, 2003 only reflect Oak's results of operations between August 12, 2003 and December 31, 2003, and our results of operations for the year ended December 31, 2002 and previous years reflect only Zoran's historical operations.

Segments

        Subsequent to the acquisition of Oak Technology, Inc. in 2003, we determined that Zoran had four reportable segments: Digital Versatile Disc (DVD), Imaging, Digital Camera (DC) and Digital Television (DTV). Subsequent to the Emblaze acquisition in July 2004, the Digital Camera group was combined with the Emblaze Mobile segment and was renamed the Mobile segment. Each segment's primary products are based on highly integrated application-specific integrated circuits, or ASICs, and system-on-a-chip, or SOC, solutions. The DVD, Imaging and DTV segments also license certain software and other intellectual property. The DVD group provides products for use in DVD players and recordable DVD players. The Imaging group provides products used in digital copiers, laser and inkjet printers as well as multifunction peripherals. The Mobile group focuses on solutions for multimedia mobile phone products and digital camera products. The DTV group provides products for standard and high definition digital television products including televisions, set top boxes and personal video recorders.

Critical Accounting Policies and Estimates

        This discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including bad debt, inventories, investments, intangible assets and income taxes. We base these estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

        We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

  •
  We generally recognize product sales to distributors at the time of delivery. However, in some cases we grant rights of return or provide price protection arrangements. When we are able to estimate the effect of such an arrangement, we establish a reserve for the estimated adjustment and recognize the balance of the product revenue associated with that arrangement upon shipment. When we cannot reasonably estimate the effect of such an arrangement, we defer all revenue subject to the arrangement until the return right has lapsed or the price has become fixed.

  •
  Revenue from development contracts is generally recognized as the services are performed based on the specific deliverables outlined in each contract. Amounts received in advance of performance under contracts are recorded as deferred revenue and are generally recognized within one year from receipt. Costs associated with development revenues are included primarily in research and development expenses.

  •
  Inventories are recorded at the lower of standard cost, which approximates actual cost on a first-in-first-out basis, or market value. We write down inventories to net realizable value based on forecasted demand and market conditions. Actual demand and market conditions may be different from those projected by our management. This could have a material effect on our operating results and financial position. Inventory write-downs are not reversed and permanently reduce the cost basis of the affected inventory until such inventory is sold or scrapped.

  •
  We maintain allowances for doubtful accounts for estimated losses resulting from the inability of certain of our customers to make required payments. These allowances are estimated based on both specific identification and facts and circumstances with respect to each doubtful account as well as general allowances estimated based on historical patterns of billing corrections, returned material authorizations and time lags in the realization of doubtful accounts and bad debts. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

  •
  We hold minority interests in private companies having operations or technology in areas within our strategic focus. At December 31, 2004, these investments totaled $4.7 million. We record an investment impairment charge when we believe an investment has experienced a decline in value. We assess the value of this investment principally by using information acquired from the investee, including historical and projected financial performance and recent funding events. Future adverse changes in market conditions or poor operating results of underlying investments could result in losses or an inability to recover the carrying value of the investments that may not be reflected in an investment's current carrying value thereby possibly requiring an impairment charge in the future. In 2002, we recorded non-cash investment impairment charges of $2.4 million in conjunction with investments in private companies.

  •
  We assess the impairment of goodwill annually, or more frequently if events or changes in circumstances indicate that the carrying value of such assets exceeds their fair value. We assess the carrying value of our long lived assets if events or circumstances indicate the carrying value of the assets exceeds the future undiscounted cash flows attributable to such assets. With respect to both goodwill and long lived assets, factors, which could trigger an impairment review, include significant negative industry or economic trends, exiting an activity in conjunction with a restructuring of operations, current, historical or projected losses that demonstrate continuing losses associated with an asset or a significant decline in our market capitalization for an extended period of time, relative to net book value. Impairment evaluations involve management estimates of asset useful lives and future cash flows. These estimates include assumptions about future conditions such as future revenues, gross margins, operating expenses, the fair values of certain assets based on appraisals, and industry trends. Actual useful lives and cash flows could be different from those estimated by our management. This could have a material effect on our operating results and financial position.

  •
  We follow the liability method of accounting for income taxes which requires recognition of deferred tax liabilities and assets for the expected future tax consequence of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. In the event actual results differ from these expectations, then the resulting impact to income would be assessed in the period such determination was made. If it becomes likely that some portion or all of a deferred tax asset will not be realized, a valuation allowance is established. This determination includes a process for providing estimates for future taxable income, and requires the use of significant judgment. Any future release or adjustment to the valuation allowance is only made based upon a change in circumstances that triggers a change in judgment, about the realizability, with reasonable assurance, of the related deferred tax asset in future years.

  •
  With respect to mergers and acquisitions, we assess the technological feasibility of in process research and development projects and determine the number of alternative future uses for the technology being developed. To the extent there are no alternative future uses we allocate a portion of the purchase price to in-process R&D. This expense is generally estimated based upon the projected fair value of the technology, as determined by a discounted future cash flow reduced by the cost to complete. This includes certain estimates and assumptions made by management. For larger acquisitions, the company has historically hired an external appraiser to assist with the assumptions and models used in this type of analysis.

Results of Operations

Quarter Ended March 31, 2005 Compared to Quarter Ended March 31, 2004

        Revenues.    Total revenues decreased 8.3% to $73.9 million for the three months ended March 31, 2005 compared to $80.6 million for the three months ended March 31, 2004. The decrease in total revenues was primarily a result of a $15.0 million decrease in the DVD segment which was partially offset by increases of $5.1 million, $2.7 million and $421,000 in the Mobile, Imaging and DTV segments, respectively. The decrease in DVD segment revenues was primarily the result of lower hardware product revenues. The increase in Mobile segment revenues were associated with higher hardware product revenues while the increase in Imaging segment revenues were due to increased software and other revenues. Total revenues by segment for the three months ended March 31, 2005 were 43.6% DVD, 28.3% Imaging, 17.6% Mobile and 10.5% DTV, compared to 58.6% DVD, 22.6% Imaging, 9.7% Mobile and 9.1% DTV for the same period in 2004. We believe that revenues for the DVD segment will increase in the quarter ending June 30, 2005 as progress is being made in working through the over supply of inventory that has affected the worldwide DVD industry.

        Hardware product revenues for the three months ended March 31, 2005 were $59.0 million compared to $68.0 million for the comparable period of the prior year. Hardware product revenues decreased by $9.0 million, or 13.3%, primarily due to the decrease in hardware product revenues for the DVD segment. The DVD segment hardware product revenues decreased $13.3 million from $45.4 million recorded during the three months ended March 31, 2004 to $32.1 million recorded in the same period of this year primarily due to decreased unit shipments. Partially offsetting the decrease in DVD hardware product revenues was an increase of $4.6 million in hardware product revenues for the Mobile segment due to an increase in unit shipments. Hardware product revenues by segment for the three months ended March 31, 2005 were 54.4% DVD, 21.1% Mobile, 13.8% Imaging, and 10.7% DTV, compared to 66.7% DVD, 11.5% Mobile, 11.5% Imaging, and 10.3% DTV for the same period in 2004.

        Software and other revenues were $14.9 million and $12.6 million for the three months ended March 31, 2005 and 2004, respectively. The increase was primarily due to increased revenues in the Imaging segment in which software and other revenues increased from $10.4 million for the three months ended March 31, 2004 to $12.8 million for the same period of 2005. The increase in the Imaging segment software and other revenues was mainly due to increase royalty revenues.

        Cost of Hardware Product Revenues.    Cost of hardware product revenues was $37.0 million for the quarter ended March 31, 2005 compared to $45.3 million for the same period of 2004. The decrease in costs was primarily a result of the decrease in corresponding hardware product revenues during the period. As a percentage of hardware product revenues, hardware product costs decreased from 66.6%

for the three months ended March 31, 2004 to 62.6% for the three months ended March 31, 2005. The decrease in hardware product costs as a percentage of hardware product revenue was due to product mix as revenues from the lower margin DVD segment, which has a higher percentage of hardware product costs relative to its hardware product revenue, represented a smaller proportion of total hardware product revenue.

        Research and Development.    Research and development ("R&D") expenses were $20.1 million for the three months ended March 31, 2005, compared to $18.6 million for the same period of 2004. This increase was primarily a result of the inclusion of the Emblaze operations as well as continued investments in research and development across all of our segments. R&D expenses were 27.2% of total revenues for the three month period ended March 31, 2005, compared to 23.1% for the same period of 2004. This increase is a result of the lower revenues recorded during the three month period ended March 31, 2005 compared to the same period of the prior year.

        Selling, General and Administrative.    Selling, general and administrative ("SG&A") expenses were $23.2 million for the three months ended March 31, 2005 compared to $14.8 million for the same period of 2004. This increase was primarily a result of the inclusion of the Emblaze operations, increased legal fees related to our pending patent litigation with Mediatek, Inc., continued costs of compliance with provisions of the Sarbanes-Oxley Act of 2002 and continued increases in marketing and field application support expenses to support revenue growth in our Asia Pacific markets. SG&A expenses were 31.4% of total revenues for the three months ended March 31, 2005 compared to 18.4% of total revenues for the three months ended March 31, 2004.

        Amortization of Intangible Assets.    During the three months ended March 31, 2005, we incurred charges of $12.3 million related to the amortization of intangible assets compared to $10.3 million for the three months ended March 31, 2004. This increase was a result of the addition of $24.2 million of amortizable intangible assets acquired in the Emblaze acquisition in July 2004. At March 31, 2005, we had approximately $156.4 million in net acquired intangible assets which we will continue to amortize on a straight line basis through 2008.

        Amortization of Deferred Stock Compensation.    For the three months ended March 31, 2005, we incurred charges of $517,000 related to the amortization of deferred stock compensation compared to $1.8 million during the same period of the prior year. This deferred stock compensation expense was recorded primarily as a result of stock options granted in connection with the Oak acquisition. The decrease in expense was due to the cancellation of options held by employees who terminated their employment during the year and the lower amortization associated with the graded vesting under the FIN 28 model. As of March 31, 2005, the Company has a remaining deferred stock compensation balance of $2.0 million which will continue to be amortized through the quarter ending September 30, 2007.

        Interest and Other Income.    Interest and other income was $405,000 for the three month period ended March 31, 2005, compared to $725,000 for the same period of 2004. This decrease was primarily due to translation losses recorded as a result of the decline in the United States dollar relative to the currency of other countries in which we operate.

        Provision for Income Taxes.    The Company has not recorded a tax provision or benefit for the quarter ended March 31, 2005. The Company believes that reasonable uncertainly exists regarding future results such that no benefit has been recorded for the losses during the quarter. The Company will continue to reassess this position in subsequent quarters during 2005. The Company has determined that it is more likely than not the deferred tax assets will not be realized due to the uncertainty of future profit and as such, the Company continues to carry a full valuation allowance as of March 31, 2005. We will continue to evaluate our tax position commensurate with the jurisdictional distribution of profits between the U.S. and Israel and the underlying tax positions as a result of the tax holiday in Israel.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

        Revenues.    Total revenues increased by $162.4 million, or 75%, to $378.9 million in 2004 from $216.5 million in 2003. The increase in total revenues resulted primarily from an increase in DVD segment revenues of $70.5 million, or 44.5%, and Imaging segment revenues of $69.7 million, or 473.5%. DTV and Mobile segment revenues also grew in 2004 by $15.3 million, or 109.8%, and $6.9 million, or 23.8%, respectively. The increase in DVD segment revenues was due to an increase in hardware product revenues of $72.0 million due to increased unit sales of DVD products partially offset by a decrease in software and other revenues of $1.4 million. The increase in revenues for both the Imaging and DTV segments were primarily due to the inclusion of these revenues from the former Oak operations for the entire year in 2004, compared to approximately four and a half months for 2003, subsequent to the Oak acquisition in August 2003. The increase in Mobile segment revenues was due to an increase in software and other revenues of $4.4 million and increases in hardware product revenues of $2.5 million. The increase in Mobile segment software and other revenues was primarily due to the Emblaze Semiconductor acquisition in July 2004. The increase in Mobile segment hardware product revenues was due to increased sales of Mobile products.

        Hardware product revenues increased by $115.4 million, or 57.7%, to $315.7 million in 2004 from $200.3 million in 2003. The increase in hardware product revenues resulted from increases in the DVD segment of $72.0 million, Imaging segment of $25.3 million, DTV segment of $15.7 million and the Mobile segment of $2.5 million. Both the DVD and Mobile segments' hardware product revenue increases were due to increased unit shipments. The increase in hardware product revenues for both Imaging and DTV segments were primarily due to the inclusion of these revenues from the former Oak operations for the entire year, compared to approximately four and a half months for 2003.

        Software and other revenues increased by $46.9 million, or 287.8%, to $63.2 million in 2004 from $16.3 million in 2003. The increase in software and other revenues resulted from an increase in the Imaging segment of $44.3 million, and the Mobile segment of $4.4 million partially offset by decreases in the DVD segment of $1.4 million and the DTV segment of $400,000. The increase in Imaging segment software and other revenues was primarily due to the inclusion of Imaging revenues for the entire fiscal 2004 period as compared to approximately four and a half months for 2003 subsequent to the Oak acquisition in August of 2003. The increase in Mobile segment revenues resulted from IP licensing agreements due to the Emblaze Semiconductor acquisition in July 2004. The decrease for the DVD segment was due to a reduction in IP licensing revenue.

        Cost of Hardware Product Revenues.    Cost of hardware product revenues was $226.2 million in 2004 compared to $131.1 million in 2003. The increased costs were primarily due to increased unit shipments. As a percent of hardware product revenues, hardware product costs were 71.7% in 2004 compared with 65.4% for 2003. The increase was primarily due to charges of $14.7 million for inventory write-downs. On a quarterly basis, management analyzes inventory balances to determine the need for any inventory write-downs required to record inventories at the lower of their cost or market value and to write off excess and obsolete inventories. Inventory write-downs create a new cost basis and we do not reverse previous inventory write-downs. We consider excess and obsolete inventories by comparing the quantity of inventory on hand to managment's forecast of customer demand over the following one-year period. Zoran's management estimated future sales of its products based on forecasts provided by its customers and other industry and customer information. During the fourth quarter of 2004 management's forecast of sales declined primarily as a result of the lower than expected orders of DVD components received from our customers. Accordingly, we recorded inventory write-downs of $14.0 million during the fourth quarter for DVD products where our inventory and purchase/manufacturing commitments at the end of 2004 exceeded expected sales of our products over the next twelve months. In addition, we recorded a write-down of $508,000 for discontinuation of sensor products of our mobile group and $200,000 from our other products.

        Research and Development.    Research and development ("R&D") expenses increased to $82.2 million in 2004 from $40.4 million in 2003, an increase of 103.6%. This increase was driven primarily by the merger with Oak as well as the acquisition of Emblaze during July 2004. Actual R&D expenses were offset in part by $1.5 million of research grants received from the Chief Scientist in Israel which is recorded as an offset to R&D expense. These grants are provided by the Israeli government to fund specific R&D projects. We are not obligated to repay the grants; however, future royalties may be owed to the government if the R&D activities result in commercial product sales. We remain committed to investing in research and development to enhance our technology and development capabilities.

        Selling, General and Administrative.    Selling, general and administrative ("SG&A") expenses increased to $67.1 million in 2004 from $41.8 million in 2003 representing a 60.7% increase. This increase was primarily a result of the inclusion of the Oak and Emblaze operations, increased legal fees related to our pending patent litigation with Mediatek, Inc., costs of compliance with provisions of the Sarbanes-Oxley Act of 2002 and continued increases in marketing and field application support expenses to support revenue growth in our Asia Pacific markets.

        Amortization of Intangible Assets.    Amortization of intangible assets increased to $45.4 million in 2004 from $19.0 million in 2003, an increase of 139.4%. This increase was due to the addition of approximately $198 million of amortizable intangible assets acquired in the Oak acquisition in August 2003, and $24.2 million of amortizable intangible assets acquired in the Emblaze acquisition in July 2004. At December 31, 2004, we had approximately $160.3 million in net intangible assets acquired through the Oak and Emblaze acquisitions which we will continue to amortize on a straight line basis through 2008.

        Deferred Stock Compensation.    Deferred stock compensation was recorded primarily as a result of stock options granted in connection with the Oak acquisition. For the year ended December 31, 2004, these charges were $4.1 million compared to $6.3 million during the prior year. The 35.5% decrease for fiscal 2004 was due to the cancellation of options held by employees who terminated their employment during the year and the lower amortization associated with the graded vesting under the FIN 28 model. As of December 31, 2004, we had a deferred stock compensation balance of $2.8 million which will be amortized over the remaining vesting period using the multiple option approach through the quarter ending September 30, 2007.

        Restructuring Expense.    During the year ended December 31, 2004, we recorded restructuring charges of $746,000 due to the discontinuation of the Sensor product line of the Mobile group. This charge included $523,000 related to the reduction in force of 15 employees for severance and other termination expenses, $173,000 for lease losses on abandoned office space and other miscellaneous legal and consulting fees of approximately $50,000. There were no payments made prior to December 31, 2004 related to these charges. All remaining balances at December 31, 2004 are expected to be paid out in cash. Amounts related to facilities will be paid over the lease terms through June 2007 and the remaining amounts are expected to be paid by the end of the first quarter of 2005.

        In-Process Research and Development.    There were no charges recorded for in-process research and development during 2004. In 2003, approximately $50.1 million of the purchase price of Oak was allocated to in-process research and development for five R&D projects in various product divisions which had not yet reached technological feasibility and had no alternative future use. Accordingly, this amount was immediately expensed upon the acquisition date. This amount was determined using management's estimates including consultation with an independent appraiser. The value of in-process research and development was determined using the multi-period excess earnings method by estimating the expected net cash flows from the projects once commercially viable and discounting the net cash flows back to their present value using a discount rate of 22%. This rate was based on the industry segment for the technology, nature of the products to be developed, length of time to complete the project and overall maturity and history of the development team. The net cash flows from the identified projects were based on estimates of revenue, cost of revenue, research and development expenses, selling general and administrative expenses, and applicable income taxes. These estimates did not take into account any potential synergies that could be realized as a result of the acquisition. Revenues for the incremental core technologies developed are expected to commence in the fourth quarter of 2005 and extend through 2011. Revenue projections were based on estimates of market size and growth, expected trends in technology and the expected timing of new product introductions. At December 31, 2004, there have been no material variations from the underlying assumptions that were used in the original computation of the value of the acquired in-process research and development. We expect that the in-process technologies will be successfully completed by the third quarter of calendar 2005 with approximately $3.4 million in costs remaining as of December 31, 2004.

        Interest Income.    Interest income decreased by $4.1 million to $1.3 million in 2004 compared to $5.4 million in 2003. The reduction was a result of the lower average cash balances during 2004 due to the use of cash in the Oak acquisition in August 2003 and in the Emblaze acquisition in July 2004.

        Provision for Income Taxes.    The Company recorded a tax provision of $1.5 million for the year ended December 31, 2004 compared to $1.4 million recorded for the year ended December 31, 2003. The year over year increase in the income tax expense was mainly a result of increases in foreign withholding taxes incurred by the Company.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

        Revenues.    Total revenues increased by $67.4 million, or 45.2%, to $216.5 million in 2003 from $149.1 million in 2002. The increase in total revenues resulted primarily from an increase in DVD segment revenues of $26.6 million, or 20.1%, Imaging segment revenues of $14.7 million, DTV segment revenues of $13.1 million and Mobile segment revenues of $13.0 million, or 80%. The increase in DVD segment revenues was due to an increase in hardware product revenues of $24.5 million and an increase in software and other revenues of $2.1 million. The increase in DVD hardware product revenues was due to increased sales of DVD products. The revenues for both the Imaging and DTV segments were the result of our acquisition of Oak in August 2003. The increase in the Mobile segment revenues was due to an increase in hardware product revenues based on increased sales of Mobile products.

        Hardware product revenues increased by $58.9 million, or 41.7%, to $200.2 million in 2003 from $141.3 million in 2002. The increase in hardware product revenues resulted from an increase in the DVD segment of $24.5 million, Mobile segment of $13.0 million, DTV segment of $12.8 million and the Imaging segment of $8.7 million. Both the DVD and Mobile segments' hardware product revenue increases were due to increased unit shipments. The hardware product revenues for both the Imaging and DTV segments were the result of our acquisition of Oak in August 2003.

        Software and other revenues increased by $8.5 million, or 108.8%, to $16.3 million in 2003 from $7.8 million in 2002. The increase in software and other revenues resulted from increases in the Imaging segment of $6.0 million, and the DVD segment of $2.1 million. The increase in Imaging segment software and other revenues was a result of our acquisition of Oak in August 2003. The increase in DVD segment revenues was due to increased royalty revenue.

        Cost of Hardware Product Revenues.    Cost of hardware product revenues was $131.1 million in 2003 compared to $86.9 million in 2002. The increased costs were primarily due to increased unit shipments. As a percent of hardware product revenues, hardware product costs were 65.4% in 2003 compared with 61.5% for 2002. The increase in hardware product costs as a percent of hardware product revenues was primarily due to lower average selling prices for our DVD products partially offset by lower costs as a percent of revenue for our Mobile, Imaging and DTV products.

        Research and Development.    R&D expenses increased to $40.4 million in 2003 from $22.1 million in 2002. This increase was driven almost entirely by the merger with Oak including its investment in the emerging DTV business. With only 3% of this net increase related to the legacy Zoran business, legacy R&D spending remained relatively flat in terms of absolute spending. Actual increases in R&D expenses were offset in part by $2.5 million of research grants received from the Chief Scientist in Israel which is recorded as an offset to R&D expense. These grants are provided by the Israeli government to fund specific R&D projects. We are not obligated to repay the grants; however, future royalties may be owed to the government if the R&D activities result in commercial product sales.

        Selling, General and Administrative.    SG&A expenses increased to $41.8 million in 2003 from $24.8 million in 2001. About 60% of this increase was due to the acquisition of Oak, and about 40% was due to increases in our customer and application support in the Asia Pacific region during 2003. A portion of the Oak spending was the result of non-recurring acquisition related expense of $1.3 million related to previous acquisition obligations of Oak assumed by Zoran. In general, these commitments were made to ensure the proper transfer of employee knowledge and intellectual property during the integration of the companies. Excluding the effect of the Oak acquisition, the SG&A spending level of the legacy Zoran business was consistent at approximately 17% of total revenues which was in line with revenue growth.

        Amortization of Intangible Assets.    Amortization of intangible assets increased from $8.2 million in 2002 to $19.0 million in 2003. The amortization in 2002 related to intangible assets related to Zoran's acquisition of Nogatech and Pixelcam in 2000. The increase during 2003 is due to the amortization of intangible assets acquired from Oak.

        Deferred Stock Compensation.    These amounts were recorded primarily as a result of the Oak acquisition and arise due to a remeasurement of the intrinsic value of the assumed outstanding options of the target company at the date of the acquisition in accordance with purchase accounting and consistent with the multi-option method described in FASB Interpretation 28. The fair value of the unvested options is then capitalized and amortized as deferred stock compensation expense over the remaining respective vesting periods.

        In-Process Research and Development.    Approximately $50.1 million of the purchase price of Oak was allocated to in-process research and development for five R&D projects in various product divisions which had not yet reached technological feasibility and had no alternative future use. Accordingly, this amount was immediately expensed upon the acquisition date. This amount was determined using management's estimates including consultation with an independent appraiser. The value of in-process research and development was determined using the multi-period excess earnings method by estimating the expected net cash flows from the projects once commercially viable and discounting the net cash flows back to their present value using a discount rate of 22%. This rate was based on the industry segment for the technology, nature of the products to be developed, length of time to complete the project and overall maturity and history of the development team. The net cash flows from the identified projects were based on estimates of revenue, cost of revenue, research and development expenses, selling general and administrative expenses, and applicable income taxes. These estimates did not take into account any potential synergies that could be realized as a result of the acquisition. Revenues for the incremental core technologies developed are expected to commence in the fourth quarter of 2005 and extend through 2011. Revenue projections were based on estimates of market size and growth, expected trends in technology and the expected timing of new product introductions.

        Interest Income.    Interest income decreased by $1.7 million to $5.4 million in 2003 compared to $7.1 million in 2002. The reduction was due to a decline in market interest rates and lower average cash balances due to the use of cash in the Oak acquisition in August.

        Provision for Income Taxes.    Our estimated effective tax rate was 10% for 2003 unchanged from 2002.

Quarterly Results of Operations

        The following table presents unaudited quarterly statements of operations data for the eight fiscal quarters ended March 31, 2005. This information reflects all normal non-recurring adjustments that we consider necessary for a fair presentation of such information in accordance with generally accepted accounting principles. The results for any quarter are not necessarily indicative of results that may be expected for any future period.

	THREE MONTHS ENDED
	Mar. 31, 2005	Dec. 31, 2004	Sep. 30, 2004	June 30, 2004	Mar. 31, 2004	Dec. 31, 2003	Sep. 30 2003	June 30, 2003
Revenues:
Hardware product revenues	$59,002	$58,560	$99,427	$89,681	$68,029	$56,978	$64,654	$41,510
Software and other revenues	14,882	16,204	20,320	14,035	12,608	9,566	2,766	3,221

Total revenues	73,884	74,764	119,747	103,716	80,637	66,544	67,420	44,731

Costs and expenses:
Cost of hardware product revenues	36,964	55,512	66,557	58,838	45,328	37,720	40,394	26,227
Research and development	20,100	20,843	21,620	21,136	18,646	17,513	12,179	6,231
Selling, general and administrative	23,174	16,965	18,819	16,485	14,817	15,717	11,293	7,796
Amortization of intangible assets	12,330	12,330	12,342	10,343	10,343	10,547	6,516	944
Restructuring expense	—	746	—	—	—	—	—	—
Deferred stock compensation	517	742	910	572	1,827	3,835	2,426	10
In-process research and development	—	—	—	—	—	—	50,100	—

Total costs and expenses	93,085	107,138	120,248	107,374	90,961	85,332	122,908	41,208

Operating income (loss)	(19,201)	(32,374)	(501)	(3,658)	(10,324)	(18,788)	(55,488)	3,523
Interest income	535	510	14	383	400	1,063	1,297	1,435
Other income (loss), net	(130)	(99)	(279)	(211)	325	(40)	212	(149)

Income (loss) before income taxes	(18,796)	(31,963)	(766)	(3,486)	(9,599)	(17,765)	(53,979)	4,809
Provision for income taxes	—	(1,833)	1,873	1,114	386	155	505	576

Net income (loss)	$(18,796)	$(30,130)	$(2,639)	$(4,600)	$(9,985)	$(17,920)	$(54,484)	$4,233

Restatement of Financial Results for Quarters Ended March 31, June 30 and September 30, 2004

        The selected quarterly financial information above reflects the restatement of the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004 to correct an error in the calculation of deferred stock compensation expense. Following the acquisition of Oak, the Company failed to update its personnel and financial records to reflect the forfeiture of unvested options held by former Oak employees that occurred when the employment of any such employee terminated prior to vesting. As a result, the Company improperly recognized deferred stock compensation expenses relating to options that had been held by former Oak employees after the vesting of such options had ceased due to termination of employment and did not reverse stock based compensation expense previously recognized for unvested awards that were forfeited. For the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004, the previously recorded deferred stock compensation expense was reduced by $704,000, $1,545,000 and $880,000, respectively, as a result of the restatement. The financial information included on Form 10-Q and Form 8-K previously filed or furnished by Zoran for these periods should not be relied upon and are superceded by the information in this prospectus.

        The following table shows the effect of the restatement:

	Three Months Ended
	March 31, 2004		June 30, 2004		September 30, 2004
	As reported	As restated	As reported	As restated	As reported	As restated
	(In Thousands, Except Per Share Data)
Deferred stock compensation expense	$2,531	$1,827	$2,117	$572	$1,790	$910
Operating loss	$(11,028)	$(10,324)	$(5,203)	$(3,658)	$(1,381)	$(501)
Net loss	$(10,689)	$(9,985)	$(6,145)	$(4,600)	$(3,519)	$(2,639)
Basic net loss per share	$(0.25)	$(0.23)	$(0.14)	$(0.11)	$(0.08)	$(0.06)
Diluted net loss per share	$(0.25)	$(0.23)	$(0.14)	$(0.11)	$(0.08)	$(0.06)

Liquidity and Capital Resources

        At March 31, 2005, we had $31.0 million of cash and cash equivalents, $50.3 million of short-term investments and $119.8 million of working capital. In addition, we had $37.2 million of investments in long-term marketable securities which are included in other assets and investments on our consolidated balance sheet.

        Net cash used in operating activities during the first three months of 2005 was $3.9 million. While we recorded a net loss of $18.8 million, this loss included non-cash for depreciation of property and equipment of $3.1 million, amortization of intangible assets of $12.3 million and amortization of deferred stock compensation of $517,000. Additional cash used in operating activities was a result of the changes in current assets and liabilities totaling $1.0 million.

        Cash used in investing activities was $2.8 million during the three months ended March 31, 2005, reflecting the net purchase of investments of $780,000 and the purchases of $2.0 million of property and equipment and intellectual property.

        Cash provided by financing activities was $375,000 during the three months ended March 31, 2005 attributable to the issuance of common stock during the period.

        Net cash provided by operating activities during the first three months of 2004 was $7.5 million. While we recorded a net loss of $10.0 million, this loss included non-cash charges for depreciation of property and equipment of $2.5 million, amortization of intangible asset of $10.3 million and amortization of deferred stock compensation of $1.8 million. Additional cash from operating activities was provided by a $4.6 million increase in accounts payable, partially offset by a $1.2 million increase in inventory.

        Cash provided by investing activities was $8.0 million during the three months ended March 31, 2004, reflecting the net sale of investments of $9.9 million offset by the purchase of $1.9 million of property and equipment.

        Cash provided by financing activities was $2.1 million during the three months ended March 31, 2004 attributable to the issuance of common stock during the period.

        At March 31, 2005, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. Accordingly, we are not exposed to the type of financing, liquidity, market or credit risk that could arise if we had engaged in such relationships.

        The following is a summary of fixed payments related to certain contractual obligations as of March 31, 2005 (in thousands):

Contractual Obligation	Total	2005	2006	2007
Operating leases*	$16,865	$8,255	$6,907	$1,703
Purchase commitments	46,045	46,045	—	—

Total	$62,910	$54,300	$6,907	$1,703

* Subsequent to March 31, 2005, the Company entered into an agreement to lease new building space in Haifa, Israel. The new 10 year lease replaced our current lease which expired in May 2005. Under this new lease agreement the Company is contractually obligated to make the following payments not included in this table (in thousands):

Remaining 6 months of 2005	$356
2006	$858
2007	$1,300
2008	$1,300
2009	$1,300
Thereafter	$8,772

        We believe that our current balances of cash, cash equivalents and short-term investments, and anticipated cash flow from operations, will satisfy our anticipated working capital and capital expenditure requirements at least through the next 12 months. Nonetheless, our future capital requirements may vary materially from those now planned and will depend on many factors including, but not limited to:

  •
  levels at which we maintain inventory and accounts receivable;

  •
  market acceptance of our products;

  •
  levels of promotion and advertising required to launch our new products or to enter markets and attain a competitive position in the marketplace;

  •
  our business, product, capital expenditure and research and development plans and technology roadmap;

  •
  volume pricing concessions;

  •
  capital improvements to new and existing facilities;

  •
  technological advances;

  •
  the response of competitors to our products; and

  •
  our relationships with our suppliers and customers.

        In addition, we may require an increase in the level of working capital to accommodate planned growth, hiring and infrastructure needs. Additional capital may also be required for additional acquisitions of businesses, products or technologies.

        To the extent that our existing resources and cash generated from operations are insufficient to fund our future activities, we may need to raise additional funds through public or private financings or borrowings. If additional funds are raised through the issuance of debt securities, these securities could have rights, preferences and privileges senior to holders of common stock, and the terms of this debt could impose restrictions on our operations. The sale of additional equity or convertible debt securities could result in additional dilution to our stockholders. We cannot be certain that additional financing will be available in amounts or on terms acceptable to us, if at all. If we are unable to obtain this additional financing, we may be required to reduce the scope of our planned product development and sales and marketing efforts, which could harm our business, financial condition and operating results.

Quantitative and Qualitative Disclosures About Market Risk

        We are exposed to financial market risks including changes in interest rates and foreign currency exchange rates.

        The fair value of our investment portfolio or related income would not be significantly impacted by either a 10% increase or decrease in interest rates due mainly to the short-term nature of the major portion of our investment portfolio.

        A majority of our revenue and capital spending is transacted in U.S. dollars, although a portion of the cost of our operations, relating mainly to our personnel and facilities in Israel, is incurred in New Israeli Shekels. As a result, we bear the risk that the rate of inflation in Israel will exceed the rate of devaluation of the new Israeli shekel in relation to the United States dollar, which will increase our costs as expressed in United States dollars. We have not engaged in hedging transactions to reduce our exposure to fluctuations that may arise from changes in foreign exchange rates. Based on our overall currency rate exposure at March 31, 2005, a near-term 10% appreciation or depreciation of the New Israeli Shekel would have an immaterial affect on our financial condition.

BUSINESS

Company Overview

        We develop and market integrated circuits, or ICs, integrated circuit cores and embedded software used by original equipment manufacturers, or OEMs, in digital video and audio products for commercial and consumer markets. We also provide complete, copy-ready system reference designs based on our technology that help our customers produce commercial and consumer products more quickly and cost-effectively. Our integrated circuits are used in a variety of products, including digital versatile disc, or DVD, players and recorders, and digital cameras. As a result of our acquisition of Oak Technology, Inc., or Oak, in August 2003, we also offer integrated circuits and related software used in digital televisions (DTVs), and set-top boxes and in multi-function digital print devices. Subsequent to our acquisition of Emblaze Semiconductor Ltd. in July 2004, we also provide high performance, low-power application processors, technology and products for the multimedia mobile telephone market.

        We were incorporated in California in December 1981 and reincorporated in Delaware in November 1996. Our corporate headquarters are located at 1390 Kifer Road, Sunnyvale, California 94086, and our telephone number is (408) 523-6500. Our website can be found at www.zoran.com. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Forms 8-K, and any amendments to those reports, are available free of charge on our website under "Investor Relations / SEC Documents" as soon as reasonably practicable after they are filed with the Securities and Exchange Commission.

Industry Background

        Until the mid-1990s, video images and audio soundtracks were transmitted, edited and stored almost exclusively using analog formats. Since then, however, advances in technology have allowed audio and video to be processed and stored in digital form. Unlike analog formats, which are inherently unstable and difficult to edit and enhance, digital formats permit the manipulation of audio and video signals through digital signal processing and offer a number of fundamental advantages over analog technologies. Through complex digital signal processing operations, digital audio and video signals may be compressed, providing significant storage and transmission efficiencies. They also may be filtered, allowing for noise reduction, and they may be transmitted and reproduced without perceptible image or sound degradation. Digital formats provide users with additional benefits, including random access to data, superior editing capabilities and enhanced security features such as protection against unauthorized copying and controlled and secure access.

        One of the most significant barriers to the widespread adoption of digital technology had been the huge amount of data required to represent images and sounds in a digital format, making cost-effective storage or transmission impractical. Through digital compression techniques, a substantial number of the redundancies inherent in audio and video data can be identified and eliminated, significantly reducing the overall amount of data which needs to be retained. Compression techniques introduced in the early 1990s allowed a two-hour movie to be compressed and stored on only two video CDs with video resolution comparable to that of a standard VHS tape. More recent techniques allow the storage of a full-length movie of more than three hours on a single DVD, with substantially improved audio and video quality and the incorporation of additional data, such as additional languages, scenes and director and actor commentary. Additionally, digital compression of video data allows previously unmanageable amounts of data to be stored in the memory of a disk drive, thereby permitting the data to be accessed and edited easily. It also allows for easier transmission of sharper resolution pictures through a standard definition or high definition television or set-top box. Digital audio compression allows efficient storage and delivery of multi-channel audio, making possible high-quality special effects such as multi-channel surround sound, virtual surround sound and wireless audio delivery via two speakers or headphones. In the field of still photography, digital compression allows dozens or hundreds of digital pictures to be stored on a single memory card, depending on the resolution desired.

        To drive the implementation and speed the adoption of products based on digital formats, industry participants organized committees to define international compression standards. The principal standards in use today include the following:

  •
  The Joint Photographic Experts Group, or JPEG, standard for the high quality compression of still images and the real-time, low-cost compression and decompression of moving images;

  •
  The MPEG 1 standard, adopted by the Moving Pictures Experts Group, or MPEG, for the compression of both audio and video data at the high compression ratios necessary for the limited storage capacity of the CD-ROM format;

  •
  The MPEG 2 standard, subsequently adopted by the Motion Pictures Experts Group, for the compression of both audio and video data, designed to provide improved quality in broadcast and video playback applications;

  •
  The MPEG 4 standard, which is an extension of MPEG 1 and MPEG 2 that provides the ability to view, access and manipulate objects rather than pixels, which is especially significant in video streaming, digital television, module multimedia and video game applications. MPEG 4 part 10 standard, also known as Advanced Video Codec (AVC) or H.264, is a recent addition to the MPEG 4 standard, offering significantly improved compression efficiencies;

  •
  DivX standard, which is a proprietary codec similar to MPEG-4 used for encoding high quality digital video at low bit rates. DivX encoded content can be viewed on the PC with a software player, on select DVD Players, portable media players and is used by some internet-based video on demand services;

  •
  Windows Media, Microsoft's standard digital media software platform for developing digital media products and services; and

  •
  Dolby Digital, developed by Dolby Laboratories, an industry standard for the compression of audio for use in multi-channel digital surround sound systems.

        These industry standard techniques have enabled the dramatic growth in digital multimedia markets, including the following:

        DVD Players and Recorders.    DVD players and recorders primarily use MPEG 2 video compression and Dolby Digital audio technology to provide significantly higher quality playback or recording than is possible with VCR or video CD technology. According to International Data Corporation, or IDC, sales of DVD players totaled approximately 115 million units in 2004 and will approach 132 million units in 2005. According to IDC, shipments of DVD recorders increased over 100% during 2004 to approximately 9 million units, from a base of 4.2 million units in 2003. DVD recorders are expected to gradually overtake the DVD player in combination products, such as DVD+VCR, DVD+HtiB and TV+DVD.

        Standard Definition and High Definition Television and Set Top Boxes.    Digital televisions receive digital content and process that content to display a picture which has far greater resolution and sharper, more clearly defined images than televisions based on the older analog technology. Standard definition televisions generally contain 480 lines with 720 pixels per line. High definition television, or HDTV, television sets contain 1280 to 1920 pixels per line and up to 1080 lines. Likewise, the aspect ratio of standard definition sets is 4:3, compared to 16:9 for HDTV. The lines may be displayed using different techniques, often referred to as interlacing or alternatively progressive scan. The functionality to receive and process digital television signals can be contained in a set-top box which then drives a television display that is capable of displaying digital content. Alternatively, this functionality can be integrated into a digital television that does not require a set-top box. Digital content is broadcast via satellite, cable networks or over the air (terrestrial broadcast) in various markets throughout the world. Intex Management Services, LTD., or IMS, estimates that over 63 million digital televisions and set-top boxes were shipped worldwide in 2004 and that over 80 million units will be shipped in 2005.

        Mobile Products.    Digital cameras use JPEG compression technology to capture high resolution still images that can be viewed, edited and stored on a computer system on recordable DVD and transmitted over telephone lines and computer networks. Recently, digital cameras have been introduced that are capable of capturing and playing back quality video, using the MPEG 4 algorithm. According to IDC, sales of mega pixel digital cameras exceeded 55 million units in 2004 and are expected to exceed 65 million units during 2005. The digital camera has also become a key feature of mobile telephones. Shipments of telephones that include a camera exceeded 178 million units worldwide in 2004, according to Infotrends.

        Additional products and markets are developing based on these established compression standards and additional compression technologies such as Meridian Lossless PCM, or MLP, a new standard for DVD audio, Super Audio, or SACD, Microsoft Windows Media Audio, or WMA, Advanced Audio Codec (AAC) used in conjunction with the MPEG-4 video standard and MP3, a compression standard for the download of audio recordings from the Internet.

        These established and emerging compression standards specify data formats in which compressed data must be presented in order to enable products from different vendors to interact and permit the capture, transmission, storage and display of audio and video data in digital format. These standards do not specify the compression methodologies to be employed or additional functionality which may be used to enhance or manipulate digital signals. These standards, therefore, do not determine image or sound quality or compression efficiency. For example, data compression may comply with relevant standards despite being poorly processed and containing artifacts which result in image degradation in video applications or poor sound quality in audio applications. As a result, there can be significant differences in overall image or sound quality between two solutions based on the same standard. Therefore, integrated circuit manufacturers can differentiate their products on the basis of the quality of their compression solution.

        Historically, as system vendors sought compression solutions, the cost, complexity and time required to compress and decompress data have imposed significant limitations on the use of digital compression. Over the last several years, as cost-effective compression solutions have emerged, product manufacturers have increasingly sought to design and market lower-cost digital audio and video systems and products to address an increasing number of high volume consumer applications. In addition, product manufacturers are facing competitive pressure to introduce their products more rapidly. To address these issues, OEMs continually seek to integrate more and more functions on individual chips in order to reduce their costs, speed time-to-market and produce smaller products with reduced power consumption. They also seek solutions that can be easily integrated into their commercial and consumer products. The current challenge to manufacturers of compression integrated circuits is, therefore, to provide product manufacturers with high-quality, cost-effective, standards-based solutions that deliver flexible control, image enhancement, audio effects and other functions in addition to high quality compression solutions.

Zoran Solutions

        We provide feature-rich, cost-effective, standards-based solutions for a broad range of digital video, audio and imaging applications. We were a pioneer in the development of high performance digital signal processor products, and have developed expertise in integrated mixed signal circuit design, mathematical algorithms and software development, as well as proprietary digital signal processing, and video and audio compression technologies. We apply our multi-disciplinary expertise and proprietary technologies to the development of fully-integrated solutions for high-growth multimedia markets. The key elements of our solutions are the following:

        Standards-Plus Methodology.    We have leveraged our broad multi-disciplinary expertise and proprietary digital signal processing and compression technologies to develop what we refer to as "standards-plus" solutions. We have enabled OEMs to improve image and sound quality and deliver superior products to end users by adding more features around compression standards, such as more efficient use of memory, processing and communication resources, as well as audio and image enhancement algorithms. We have also provided OEMs the ability to include OEM-programmable effects and features, as well as variable compression ratios for video. These "standards-plus" features allow our customers to differentiate their products from those of their competitors.

        Expandable and Programmable Architectures.    We design our integrated circuits to enable easy adaptation for a broad range of specific applications. We can vary the architecture of our chips by adding or deleting modules, and we can also modify the software embedded in the chips themselves to address specific applications. We also license ready-to-manufacture "cores"—building blocks of integrated circuits—that can be integrated into our customers' chips. Combined with the enhanced functionality of our "standards-plus" technology, our expandable and programmable architecture facilitates product design, upgrades and customization, substantially accelerating our customers' time to market with differentiated products.

        Integrated System Solutions.    We help our customers meet their total system requirements by providing integrated products that combine hardware and software to address required system functions and features on a single integrated circuit or chip set, reducing the number of integrated circuits, and in some cases providing a complete solution on a single chip. As a result, our customers' total system cost can be reduced and they can concentrate on differentiating their products from those of their competitors. For example, we introduced the Camera On A CHip, or COACH, which includes most of the electronics of a digital camera on a single chip.

        Cost-Effective Products.    We focus on reducing the feature size, power requirements and number of integrated circuits necessary to perform required system functions, including compression functions. This reduces our customers' manufacturing costs for their products which incorporate our integrated circuits, and also reduces the operating costs for these products, enabling the use of our products in a broader range of high volume applications. The modular nature of our architecture reduces our new product development costs, and enables our design engineers to meet our customers' new product specifications and cost parameters.

        Near Production Ready System Reference Designs.    We provide our customers with a broad range of engineering reference boards and products complete with device driver software, embedded software and detailed schematics. These products substantially shorten our customers' product design time.

Strategy

        We provide cost-effective, high-performance digital audio, video and imaging solutions addressing selected high-growth applications enabled by compression in evolving multimedia markets. Key elements of our strategy include the following:

        Focus on High-Growth and High Volume Applications.    Our strategy is to focus on providing digital video, audio and imaging solutions for high-growth consumer electronics and printing applications. Our current focus markets include DVD players and recorders, digital cameras, digital television, multimedia portable devices and multifunction digital print devices.

        Leverage Existing Technology and Expertise.    We intend to continue to identify those markets that we believe have the highest growth potential for our products and to actively pursue those markets.

Our proprietary digital signal processing and compression technologies can be used to serve a number of emerging markets for digital video and audio. Potential markets include home network audio and video appliances, as well as personal digital video, audio and imaging devices.

        Further Penetrate Key International Markets.    Between 1998 and 2001, we opened offices in Shenzen, China, Taiwan, Japan, Korea and Hong Kong. We now have a total of 294 employees working in these offices. We believe that by opening and expanding our presence in these offices we are better able to provide marketing and application support for these growing consumer electronics markets.

        Extend Technological Leadership.    Our years of experience in the fields of digital signal processing, integrated circuit design, algorithms and software development have enabled us to become a leader in the development of digital audio and video solutions enabled by compression. Using our multi-disciplinary expertise, we have developed new technologies for compression of digital audio, video and imaging. In August of 2004, we acquired Emblaze Semiconductor which provided us important technologies for extending our capabilities into the growing multimedia mobile telephone market. We intend to continue to invest in our research and development, and to evaluate opportunities to acquire additional technologies in order to maintain and extend our technological leadership.

        Expand Strategic Partnerships.    We work closely in the product development process with leading manufacturers of products that incorporate our integrated circuits. We also work closely with key customers and provide them early access to our technologies. Potential products are designed to meet customer-driven product requirements defined jointly by us and our partners with the partner providing technological input and, in selected cases, a portion of the development funding. This strategy has enabled us to develop products with substantial financial and other assistance while retaining ownership of the technology and ensuring an established customer for the product once development is completed. In some cases, our strategic partners also provide sales and marketing support. We have also established long-term relationships with strategic partners that provide manufacturing capacity and will seek to develop additional strategic relationships with manufacturers.

Markets and Applications

        Our products are currently used in a variety of consumer multimedia applications, including the following:

Consumer Video Playback Systems

        DVD players, the latest generation of video playback systems, primarily use MPEG 2 video compression and Dolby Digital or similar audio technology to provide significantly higher quality playback than is possible with earlier generation products such as VCRs, Video CD or Super Video CD players. DVD players are sold as stand-alone products and are also bundled with other functions including DVD+VCR combinations, DVD-receivers and DVD+TV combinations. In addition, the DVD player can act as a platform for playback and editing of digital still images from digital cameras through integrated memory card slots or via direct connection to digital cameras. The growth in the DVD market is demonstrated by the rapidly growing sales of DVD players, the increasing number of models and manufacturers, and the increasing number of DVD titles available for purchase and rent.

Digital Video Recording Systems

        Digital video recording systems are aimed at replacing the analog VCR. Digital video recording systems not only store home movies and TV programs but allow them to be easily edited. In addition, digital video recording systems enable high quality time shifting of TV program viewing by recording the program so that it can be watched simultaneously or on a delayed basis. The recording media used in digital video recording systems includes DVD recordable media and hard disks. Digital video recording systems use MPEG 2 as the video compression format and Dolby Digital or MPEG audio as the audio format.

Digital Television

        The digital television market represents the most significant technological shift in the television segment of the consumer electronics market since color televisions were introduced in the late 1950s. In the digital television market, digital content providers broadcast programming via satellite, cable or terrestrial (over-the-air) networks. The mix of broadcast networks varies by geographic region. For example, most digital television content in Japan and Korea is broadcast via terrestrial networks, while cable networks currently predominate in the United States. Satellite networks offer an alternative source of content to consumers and are continuing to grow in each of these markets. Each geographic market is subject to regulation that requires compliance with different standards applicable to broadcast technology and the form of content. In each market, individual broadcasters also have developed their own proprietary standards for content, security and conditional access. The digital television market requires television products, set-top boxes, personal video recorders and other digital consumer appliances that include sophisticated integrated circuits and embedded software that address the emerging requirements of multiple broadcast networks throughout the world. The recent requirement by the U.S. Federal Communications Commission, or FCC, that all new televisions with screen sizes greater than 13 inches will contain a built-in digital receiver starting July 2007, has accelerated the growth of the digital television market, which we expect to continue over the next several years.

Digital Imaging Print Products

        The market for personal printers is beginning to undergo a shift from traditional PC-centric peripherals toward new PC-independent printing appliances. Fueling this shift is the rapid growth of digital photography, home Internet and wireless connectivity. As these new technologies make their way into the home, they are creating demand for a new class of appliance-type printers that allow image rich content such as web pages, digital photos, and scanned documents to be printed without using a PC. According to IDC, IC controllers for multifunction print devices are addressing a market estimated at 31 million units in 2004 and growing to over 46 million units in 2007.

        The market for embedded software for page description languages is somewhat more mature than other areas of the imaging market. It is characterized by a small number of suppliers selling to very large OEM customers designing print devices that need to be connected to a network. The page description language, or PDL, enables the printer to receive a file or job from a PC and translate that file into a set of instructions that the printer can understand and lay down on paper with a great deal of precision. In general, applications are designed to send jobs to printers using one or both of two major protocols or languages. Print Control Language, or PCL, originated as a Hewlett Packard developed protocol for page printers and has become an industry standard in office environments. In addition, the application may also use postscript-based protocols originally developed by Adobe, which tend to be focused more on graphic arts and Apple operating system environments.

Mobile Products

        Digital cameras allow the capture of high resolution images, the viewing, editing and storage of such images on a computer system and their transmission over telephone lines and computer networks. High quality copies of these images can be printed using color printers. Recently, digital cameras have added video capture and compression capability enabling them to provide basic camcorder functionality. Digital cameras can be connected directly to a PC for downloading of pictures or movies and to a television for display. The original digital cameras were developed for the professional market and currently sell at prices of $1,000 to $3,000. As technology has advanced and manufacturing costs have decreased, digital cameras for the consumer market have been introduced in the $69 to $600 price range.

        Many mobile telephones now incorporate digital still camera functionality, including high resolution still pictures and sometimes even video clips. These phones can be connected to a PC for downloading the pictures or video clips or they can be transmitted over the mobile phone network to another mobile phone or sent to an e-mail account. The digital camera functionality was originally included in mobile phones that sold for $500 to $800. With the spread of the technology and decreased manufacturing costs, digital camera enabled mobile phones now are available in the $200 to $400 price range.

Image and Video Technology

        The JPEG Standard.    In 1991, the Joint Photographic Experts Group, or JPEG, Committee of the International Standards Organization completed a technical specification for a standard to compress individual digitized images, which may consist of still images or consecutive frames of video data. JPEG has been widely adopted for video editing applications, since each frame in the video is individually compressed, allowing cutting and pasting of sequences as well as modification of individual frames. Images are compressed through elimination of spatial redundancies within an image and the filtering of high frequency areas to which the eye is less sensitive. Using these techniques, the JPEG compression standard is able to reduce the data necessary to represent an image without significant degradation of image quality. Still images or motion video can be compressed to varying degrees using JPEG, with greater compression resulting in lower quality. Typically, four-to-one or five-to-one compression yields broadcast image quality while 20-to-1 compression is similar to VHS quality.

        Zoran JPEG Technology.    Our JPEG technology incorporates a proprietary bit rate control algorithm that enables our JPEG-based products to compress any image to a predetermined size while optimizing video quality using pre-selected parameters. Without this feature, the JPEG compression process results in compressed data files of various sizes based on the actual content of the original image given a constant degree of compression. An image with large amounts of visual detail will generate a larger data file than that generated from an image with less detail. Performance of many video applications is hampered by variability in the size of the compressed images in a video sequence, which can result in inefficient use of available memory, bus speed or communication channel capacity or even the loss of images. Our bit rate control is a "standards-plus" solution that uses real-time digital signal processing algorithms to optimize video quality based on pre-selected parameters, which can be programmed by OEMs, without the loss of any image or video frame. Our bit rate control has been incorporated in our JPEG-based devices that are used in digital cameras, video editing systems, color scanners, PC-based security systems, video conferencing and other applications. Other features of our JPEG-based products include their ability to handle a wide range of compression ratios, to perform a "lossless" compression algorithm in the same JPEG device, to rapidly scan or browse a large number of images and utilize advanced image processing algorithms that enable bit rate control of USB data, vertical blank interval detection, infrared remote control detection and scene analysis for computer control applications. We implement these functions in a single integrated circuit while we believe most other manufacturers either offer fewer functions or require multiple chips, resulting in higher manufacturing costs and greater power consumption.

        The MPEG Standards.    In 1991, the Moving Pictures Expert Group, or MPEG, Committee of the International Standards Organization completed a technical specification for a standard to compress moving audio and video into a single data stream. Like JPEG, MPEG 1 removes spatial redundancies from single frames of video data. MPEG 1 improves on JPEG by also removing redundancies that occur between consecutive video frames. Because video represents movement, it is possible to detect and estimate the movement of similar picture elements between video frames, a process called motion estimation. MPEG motion estimation uses the content of previous and future frames to predict the content of the current frame without using its full content. MPEG 1 implements audio compression by exploiting psycho-acoustic masking, taking advantage of the fact that the ear is less sensitive to a quiet note at one frequency when a much louder note is present at a nearby frequency. MPEG 1 often achieves audio compression ratios of six-to-one and video compression ratios of over 100-to-1. MPEG 1 is particularly suitable for low-cost CD-ROM applications due to its low-cost implementation.

        In 1993, the MPEG 2 video committee completed a technical specification to address the more stringent requirements of the broadcast industry. MPEG 2 provides more sophisticated prediction techniques, enabling a compression solution to comprehend video as interlaced fields of data, rather than individual frames. MPEG 2 also allows for operation at higher resolution and at higher bit rates than MPEG 1, resulting in improved image quality for high motion, high detail video. MPEG 2 typically achieves compression ratios of 50-to-1. Because of its higher bit rate, MPEG 2 technology cannot be used in standard CD-ROM applications, but can be used in DVD players.

        MPEG 4 builds on the experience of the MPEG 1 and MPEG 2 standards, which are currently used in digital video applications. MPEG 4 is rich in features, and can be customized to serve the needs of specific industries while preserving a high level of interoperability across a variety of applications. It allows a new level of interaction with visual content, providing the ability to view, access and manipulate objects rather than pixels. MPEG 4's impact is especially significant in video streaming, digital television, mobile multimedia and game applications.

        DivX.    DivX is a proprietary codec similar to MPEG-4 used for encoding high quality digital video at low bit rates. DivX encoded content can be viewed on the PC with a software player, on select DVD Players, portable media players and is used by some internet-based video on demand services.

        Zoran MPEG Technology.    Beginning in 1997, we established ourselves as a leading provider of MPEG 2 technology for DVD and Super Video CD applications. Another important technology is MPEG 4 decoding, which is embodied in the DivX and XVID file formats. These files are commonly used for file sharing of video content on the PC. We have added to the MPEG 2 decoders used on the PC, the capability to decode MPEG 4 files, allowing consumers to display content stored on their PCs using a television. We have also introduced MPEG 2 encoding ICs. This technology is an important part of the DVD recorder system. With the acquisition of Oak Technologies we obtained the MPEG-2 technologies required for high definition television applications including set-top boxes and televisions. We have also developed MPEG 4 technology-both for compression and decompression-enabling the capture and playback of high quality video clips for portable applications including, digital still cameras and digital tape-less camcorders. With the acquisition of Emblaze Semiconductor, we obtained MPEG-4 part 10 compression and decompression technologies, also known as the Advanced Video Codec, or AVC, that are used in mobile telephone applications for video conferencing and video capture.

Audio Technology

        The Dolby Digital Standard.    In 1992, Dolby Laboratories launched Dolby Digital, an audio compression technique which has emerged as an industry standard. Dolby Digital was developed as a successor to Dolby's Pro Logic analog technique for use in multi-channel digital surround sound systems. It is currently used in movie theaters comprising over 24,000 screens worldwide and is also used in home theater and computer multimedia applications. Digital compression of audio data allows the storage of full quality multi-channel audio playback in the limited space allocated for audio in video-oriented formats. It also facilitates the seamless integration of sound with compressed video. The Dolby Digital audio compression standard is currently the principal audio compression technique used in DVD players. Dolby Digital has also been adopted as a standard for use in high-definition television and digital cable systems.

        Other Audio Standards.    Other digital audio compression standards currently in use include: DTS, an audio compression standard that competes with Dolby Digital; MLP, a compression standard for DVD audio; Windows Media Audio, or WMA, a standard developed by Microsoft; Advance Audio Codec, or AAC, a compression standard used in HDTV and MP3, used for the download of audio recordings from the Internet.

        Zoran Audio Technology.    Working closely with Dolby Laboratories, we have developed a programmable audio digital signal processing engine with an architecture optimized for Dolby Digital and other demanding audio applications, and we were the first to develop a single-chip solution for Dolby Digital decoding. Our family of Vaddis® DVD decoders and audio processors now incorporate this engine to allow systems manufacturers to replace system components with software modules, differentiate their products from their competition, use Zoran's SiliconSoftware® library of advanced audio algorithms, and reduce system costs and time to market. In addition to Dolby Digital, our DVD decoders and audio processors support all principal audio compression standards, including DTS, MLP and MP3. Zoran's integrated circuits also include additional functions such as Virtual Multi Channel Digital, surround sound for headphones, high definition CD, karaoke processing and speaker equalization. Our audio technology is integrated with our video technology in many of our products. Multiple audio algorithms like AAC, Dolby Digital and others are embedded in our DTV ICs, and other algorithms are included in our digital camera ICs.

Printing Technology

        Zoran Controller Technology.    As a result of our acquisition of Oak in August 2003, we obtained Oak's IC-based controller technology that enables users of our customers' computer peripheral products such as printers, copiers and multi function peripherals, or MFPs, that perform document imaging function to print, scan, copy, process and transmit documents. For hardware-based printing solutions, our Imaging division designs high-performance, full-featured compression application specific integrated circuits, or ASICs, imaging DSP ICs, resolution-enhancement ASICs and system-on-a-chip, or SOC, solutions for digital copiers, printers, scanners, fax machines and MFPs.

        Zoran Digital Page Processing Technology.    Also as a result of the Oak acquisition, we obtained Oak's digital page processing technology, used to create software for processing page description languages such as Postscript and PCL. For software-based printing solutions, our Imaging Division offers integrated, modular, embedded software products, intended to provide the performance, output, quality, compatibility and network connectivity required for today's printing peripheral market. In addition, we provide complementary personal computer software products, including printer drivers and standards-based technology to enable manufacturers of peripherals to design and develop differentiated products.

Products

        Our product offerings consist of four principal product families:

  •
  DVD—video and audio compression and decompression products based on MPEG, Dolby Digital and DTS standards for use in DVD players and DVD recorders.

  •
  DTV—high-performance, highly integrated ASICs and system-on-a-chip, or SOC, solutions for standard and high definition digital television products including televisions, set top boxes, personal video recorders, digital video recorders, and recordable DVDs, as well as platforms, drivers and software stacks for a variety of operating systems required for these digital television applications.

  •
  Mobile—image and video compression and decompression products based on JPEG and MPEG 4 technologies.

  •
  Digital Imaging—IC-based controller products and digital page processing software for the digital imaging, production and printing market.

The following table lists our principal multimedia integrated circuits currently in production, including the months in which initial production units were first made available to customers:

Product Family	Products	Initial Commercial Shipment	Principal Applications
DVD	Vaddis® V integrated DVD decoder (ZR36750)	May 2001	DVD players and recorders
	Vaddis® 6 integrated DVD decoder (ZR36768)	December 2002	DVD players
	Vaddis® 5R video playback chip (ZR36750)	July 2003	DVD players and recorders
	Activa™ 100—MPEG 2 encoder (ZR35100)	February 2004	DVD recorders
	Vaddis® 7 integrated DVD decoder (ZR36776)	March 2004	DVD players
	HDXtreme™ (ZR36721)	March 2004	DVD players and recorders
	Vaddis® 8 integrated DVD decoder (ZR36868)	August 2004	DVD players
DTV	Graphics accelerator (TL751)	January 2003	HD set-top boxes
	Multistream management, security decryption—companion to 851 (TL811)	September 2000	HDTV and HD set-top boxes
	HD decoder display processing, graphics acceleration (TL851)	June 2001	HDTV and HD set-top boxes
	Gen 9® integrated HD decoder with 64 Bit CPU and Audio DSP Core (TL 955)	June 2002	HDTV and HD set-top boxes
	Gen 9® integrated HD decoder with 64 bit CPU and audio DSP core (TL 945)	July 2002	HDTV and HD set-top boxes
	SupraTV integrated SD decoder with 32-bit CPU and audio DSP core (ZR39140)	September 2003	SDTV and SD set-top boxes
	Gen 9 Elite® integrated HD decoder with dual 32 bit CPU and audio DSP core (ZR 391055)	October 2004	HDTV and HD set-top boxes

Mobile	Digital camera processor—COACH™-LC (ZR36420)	March 2000	Digital cameras, security
	Digital camera processor—COACH™-5 (ZR36430)	June 2002	Digital cameras, security
	Digital camera processor—COACH™ 6 (ZR36440)	October 2003	Digital cameras, security
	Digital camera processor—COACH™ 7 (ZR36450)	July 2004	Digital cameras, security
	Approach™ multimedia application coprocessor—(ER4521)	July 2004*	Wireless and multi-media applications
	Approach™ multimedia application accelerator—(ER4525)	July 2004*	Wireless and multi-media applications
Digital Imaging	4110 Inkjet and laser high performance mid range print head controller platform	March 2003	Mid range inkjet MFP's and laser printers
	4100 Inkjet high performance low cost print head controller platform	October 2003	Low cost inkjet MFP's
	Integrated Print System (IPS™) 6.0 Embedded Software	April 2003	Print devices connected to a network
	IPS™/Conductor (IPS™/DDK)	September 2004	Print devices connected to Microsoft operating systems
	Integrated Print System (IPS™) 7.0 Embedded Software	November 2004	Print devices connected to a network

*
—Available as a result of the acquisition of Emblaze Semiconductor, Ltd.

        DVD.    Our Vaddis decoders perform all the audio and video decoding and display requirements of the DVD specification, including MPEG 2 audio and video decoding, Dolby Digital, DTS and MLP audio decoding, on-screen display, decryption required for copyright protection and presentation of graphic information. The Vaddis has additional computational power that can be utilized for customer differentiation features. For example, it can incorporate virtual surround sound algorithms without the addition of hardware. This allows the user to enjoy the theater-like sound obtained from six speakers using a system that includes only two speakers and the Vaddis. The Vaddis 5 integrates the host controller and incorporates DVD audio capability and progressive scan output features that are part of current high-end DVD player systems. The Vaddis 6 is a DVD system-on-a-chip which integrates the principal functionality of the Vaddis 5 family with the additional functionality of the front-end servo and read channel, further reducing chip count and system cost for DVD player manufacturers. The Vaddis 7 incorporates the Vaddis 6 with the addition of MPEG 4 decode and an interface that can support high definition television. The Vaddis 8 incorporates the Vaddis 7 with the addition of Super Audio CD, or SACD, upscaler and HDMI transmitter functionality. In 2004, we introduced HDXtreme technology that allows DVD play back and the viewing of JPEG pictures on a HDTV with an HDMI interface. The Activa 100 is a full featured MPEG-2 video encoder. The Vaddis 5R is a video playback chip that is specifically designed to be a companion to the Activa 100 in a DVD recorder. Vaddis decoders are used in DVD players. In 2004, we began volume shipments of the Activa 100 and Vaddis 5R for use in DVD recorders from several manufacturers. We also provide full reference designs of DVD players and DVD recorders based on our Vaddis and Activa chips that help our customers accelerate the time to market for their products.

        DTV.    Our DTV Division, obtained by combining part of the Oak operations and existing activities in Zoran, offers integrated circuit products for both high definition and standard definition digital television formats for televisions, set top boxes and related applications, including personal video recorders. Our TL 8xx two-chip solution has been in volume production since 2001. In 2003, we began shipping its next generation of HDTV products, the Generation 9 system on a chip. In 2004 we began shipping the Generation 9 Elite system on a chip which utilizes dual CPU's resulting in higher performance with lower power consumption compared to the Generation 9. In 2004, we also began shipping production volumes of the SupraTV 140 and SupraTV 150 standard definition ICs for use in the worldwide standard definition digital terrestrial, satellite and cable broadcast markets. Our DTV Division is continuing to develop products to address the needs of the emerging digital television market.

        Mobile.    Our JPEG technology is used in digital cameras. In 1999, we introduced our first Camera On A CHip, or COACH™—an integrated system on a chip solution that includes most of the electronics of a digital camera. The COACH™ can be connected directly to a high-resolution CCD or CMOS sensor, process the video information in real time, compress the captured image in real time, interface an LCD or micro display and interface to all types of flash memory. Among the unique capabilities of the COACH is the ability to transfer in real time, over a USB bus, high quality video to the PC and function as a PC video camera. The COACH also allows for direct connection to a printer, including color correction and special effects, for the non-PC consumer environment. The COACH is supplemented by digital camera reference designs, "CamON" and "CamMini," shortening the time to market for COACH customers. In 2004, we introduced our MPEG-4 Codec based COACH enabling digital cameras to incorporate basic digital camcorder capabilities. These MPEG-4 encoded video clips can be displayed on a PC or TV. The clips can also be edited using a PC. As a result of our acquisition of Emblaze Semiconductor in July 2004, our Mobile Products Division also offers mobile multimedia telephone products. In late 2004, the Mobile Products Division discontinued its line of the CMOS sensor products in order to increase its focus on digital camera and mobile multimedia telephone products.

        Digital Imaging.    To address the consumer market for personal printers and the increasing demand for PC independent printing appliances, we have designed a scalable and extendable architecture, referred to as Quatro, which is a programmable SOC solution for consumer oriented imaging and printing appliances. These include multifunction color inkjet and laser devices that feature print, copy, scan and fax capabilities and allow image-rich content such as web pages, digital photos and scanned documents to be printed without the use of a PC. At the heart of the Quatro are four key elements: a 32 bit RISC CPU core; a Quatro SIMD DSP core; an industry-standard internal bus; and an easy to use C-based programming environment. The 4110 and the 4100 ASIC's are designed for mid-range and entry level inkjet printers, respectively. The Integrated Print System, or IPS 7.0, is a modular, scalable embedded software product that provides processing and control functions for a document imaging peripheral device. IPS was developed based on a long standing expertise in page description language interpreters like PCL and Postscript. The IPS product line gives the OEM the ability to build high performance, network enabled devices quickly and cost effectively.

        Integrated Circuit Cores.    We offer multimedia integrated circuit, or intellectual property ("IP"), cores which can be incorporated into our customers' chips. For example, we license a video decoder IP core for conversion of an NTSC, PAL, or SECAM TV signal into a format that allows the information in the TV signal to be displayed on a TV monitor. This IP core enables the integration of TV functionality into integrated circuits for LCD panels, LCD-TVs, Plasma Display TVs, set-top boxes, DTVs, projector systems, PC video capture and other applications. Our video encoder IP cores perform the reverse function, converting component video data into an NTSC, PAL or SECAM TV signal. This IP core has applications in ICs for graphics displays, set-top boxes, digital cameras, DTVs, DVD players, gaming systems and other applications.

Customers

        The following table lists representative customers, as well as other OEMs who purchase our products through our resellers. Each of these customers and OEMs purchased, directly or indirectly, at least $500,000 of our products from us during 2004:

Product Family	Direct Customers		Other OEMs
DVD	Alco Electronics LTD. Anam Electronics Co. LTD. Apex Digital, Inc. Arcam Argus Dalian Golden Hualu Digital Tech. Co. LTD. Everbest Industrial (HK) LTD. Gigastorage Co. Global Assets LTD.	Goodsino Technology Development LTD.
Mico Electric (HK) LTD.
Pacific Crown Industrial LTD.
Samsung Electronics
Shenzhen Kiaxinda Multi-Media Co. LTD.
Sichuan Changhong Electric. Co.
Vestel Komunikasyon Sanayi ve Ticareti
Anonim Serketi
		Zhongshan Kenloon Lighting Co.	Orion Sanyo Sharp Toshiba
DTV	3S Digital Digital Stream TCL Thomson Electronics Humax	Marubun Mico Electric (HK) LTD. Motorola	Funai JVC Mitsubishi Mitsumi Sony
Mobile	Chicony Electronics Co. LTD. Concord Camera HK Limited Olympus Pentax Corporation	Premier Primax Electronics LTD. Samsung Electronics Zenitron Corporation
Digital Imaging	Benq Co. Canon Celestica Co. Epson Fuji Xerox Heidelberg Hewlett Packard Kyocera MITA	Lexmark Lite-On Technology Co. OkiData Co. Ricoh Samsung Electronics Sharp Toshiba Xerox

        In 2004, Samsung Electronics accounted for 11% of our total revenues, while sales to our four largest customers accounted for 35% of our total revenues. In 2003, Samsung Electronics and Fujifilm accounted for 17% and 14% of our total revenues, respectively, while our four largest customers accounted for 46% of our total revenues.

Research and Development

        We believe that our future success depends on our ability to continue to enhance our existing products and to develop new products that maintain technological competitiveness and compliance with new standards in rapidly evolving consumer-oriented digital audio and video markets. We attempt to leverage our expertise in the fields of digital signal processing, integrated circuit design, algorithms and software development to maintain our position as a leader in the development of digital audio, video and imaging solutions. Accordingly, we devote a significant portion of our resources to maintaining and upgrading our products to reduce integrated circuit cost, feature size, power consumption and the number of integrated circuits required to perform compression and other functions necessary for the evolving digital audio, video and imaging application markets. In addition, we seek to design integrated circuits and cores, as well as near production ready reference designs which can reduce the time needed by manufacturers to integrate our products into their own products.

        We have historically generated a portion of our revenues from development contracts with our strategic partners. These development contracts provide that we will receive payments upon reaching certain development milestones and that we will retain ownership of the intellectual property developed. Development contracts have enabled us to fund portions of our product development efforts, to respond to the feature requirements of our customers, to accelerate the incorporation of our products into our customers' products and to accelerate the time-to-market of our customers' products. We anticipate, however, that in the future development contracts with strategic partners will fund a smaller portion of our development efforts than in the past.

        We are a party to research and development agreements with the Chief Scientist in Israel's Ministry of Industry and Trade and the Israel-United States Bi-national Industrial Research and Development Foundation. These organizations fund up to 50% of incurred project costs for approved projects up to contract maximums. The agreements require us to use our best efforts to achieve specified results and to pay royalties at rates of 3% to 5% of resulting product sales and up to 30% of resulting license revenues, up to a maximum of 100% to 150% of the total funding received. Reported research and development expenses are net of these grants, which fluctuate from period to period. In 2004, we earned grants from these organizations totaling $1.5 million, and in 2003 we earned grants totaling $2.5 million. The terms of Israeli Government participation also contain restrictions on the location of research and development activities, and the terms of the grants from the Chief Scientist prohibit the transfer of technology developed pursuant to these grants to any person without the prior written consent of the Chief Scientist.

        As of March 31, 2005, we had a staff of 467 full-time and 157 part-time research and development personnel for a total of 624 research and development personnel.

Sales and Marketing

        Our sales and marketing strategy is to focus on providing solutions to manufacturers seeking to design audio, video and imaging products for existing and emerging high volume consumer applications. In cooperation with leading manufacturers of audio, video and imaging equipment in the commercial and consumer markets, we attempt to identify market segments which have the potential for substantial growth. To implement our strategy, we have established a worldwide direct sales force in several sales and marketing offices located near our key customers and strategic partners, and a worldwide network of independent sales representatives and resellers. In some cases, our strategic partners also provide sales and marketing support.

        We work closely in the product development process with strategic partners to incorporate our integrated circuits and software into their products. Potential products are designed to meet customer-specific product requirements defined jointly by us and our strategic partners with our partners providing technological input, and in some cases, a portion of the development funding. This strategy has permitted us to develop products with substantial financial and other assistance, while retaining ownership of the technology and ensuring an established customer for the product once development is completed. In addition, our application engineers assist customers in designing their products to incorporate our integrated circuits.

        Our sales are generally made pursuant to purchase orders received between one and six months prior to the scheduled delivery date. We sell our products primarily through our 98-person direct sales staff, of whom 11 are located in the United States and 87 are located internationally. Our United States sales staff is primarily responsible for sales in North America, Europe and South America. Sales management and sales operations staff also reside in the United States. Our marketing staffs in China, Japan, Korea and Taiwan are responsible for marketing in their respective regions. In addition, we sell our products indirectly through five commissioned sales representatives as well as selected distributors.

We typically warrant our products for a 12-month period. To date, we have not experienced material product returns or warranty expense.

        We have opened offices in other parts of the world in order to better address specific markets. During 1998, we opened an office in Shenzhen, China as part of our effort to capture a leadership position in the Chinese digital audio and video markets. During 2000, we opened an office in Taipei, Taiwan in an effort to better address the digital camera market. As of March 31, 2005, we had a staff of 220 employees in our China office and 39 employees in our Taiwan office, including sales, applications and customer support employees. In addition, in 2001 we opened offices in Hong Kong and Korea, which had staffs of 3 employees and 15 employees, respectively, as of March 31, 2005. These offices also provide sales, applications and customer support.

        We distribute our products in Japan primarily through resellers. We also operate an office in Tokyo to help promote our products in Japan, assist with the marketing of products not sold through resellers, such as integrated circuit cores and certain digital camera, digital video, digital television, imaging and JPEG products, and provide applications support for some of our customers. At March 31, 2005, we had 30 employees in our Tokyo office.

        We sell our Dolby technology enabled products under a perpetual, non-exclusive license from Dolby to sell products that incorporate the Dolby Digital algorithm. We are not required to pay license fees or royalties to Dolby under this agreement. Our customers enter into license agreements directly with Dolby, pursuant to which they pay royalties to Dolby. Under our agreement with Dolby, we may sell our Dolby Digital-based products only to customers who are licensees of Dolby. To date, most potential customers for our Dolby Digital-based products are licensees of Dolby. However, the failure or refusal of potential customers to enter into license agreements with Dolby in the future could harm our sales.

        We sell our DTS Technology-based products under a non-exclusive license from DTS Technology LLC to sell products that incorporate the DTS algorithm. We are not required to pay royalties to DTS Technology under this agreement. Our customers enter into license agreements directly with DTS, pursuant to which they pay royalties to DTS. Under our agreement with DTS, we may sell our DTS-based products only to customers who are licensees of DTS. The failure or refusal of potential customers to enter into license agreements with DTS in the future could harm our sales.

Backlog

        Sales of our products are made pursuant to firm purchase orders. However, sometimes we allow customers to cancel or reschedule deliveries. In addition, purchase orders are subject to price renegotiations and to changes in quantities of products ordered as a result of changes in customers' requirements and manufacturing availability. Our ability to order products can carry lead times of between four and 16 weeks; however, most of our business is characterized by short lead times and quick delivery schedules. As a result of these factors, we do not believe that backlog at any given time is a meaningful indicator of future sales.

Manufacturing

        We contract our wafer fabrication, assembly and testing to independent foundries and contractors, which enables us to focus on our design strengths, minimize fixed costs and capital expenditures and gain access to advanced manufacturing facilities. Our engineers work closely with our foundry partners and subcontractors to increase yields, lower manufacturing costs and assure quality.

        Our primary foundry is Taiwan Semiconductor Manufacturing Company, or TSMC, which has manufactured integrated circuits for us since 1987. TSMC, Philips and Samsung are currently manufacturing our DVD, JPEG, DTV, imaging and some of our mobile products. Fujitsu manufactures our USB multimedia controller chips. Our independent foundries fabricate products for other companies and may also produce products of their own design.

        All of our devices are currently fabricated using standard complementary metal oxide semiconductor process technology with 0.13 micron to 0.8 micron feature sizes. Most of our semiconductor products are currently being assembled by one of five independent contractors and tested by those contractors or other independent contractors.

        We currently purchase products from all of our foundries under individually negotiated purchase orders. We do not currently have a long-term supply contract with TSMC, and therefore TSMC is not obligated to manufacture products for us for any specific period, in any specific quantity or at any specified price, except as may be provided in a particular purchase order.

Competition

        Our existing and potential competitors include many large domestic and international companies that have substantially greater resources in the following areas:

  •
  finance;

  •
  manufacturing;

  •
  technology;

  •
  marketing; and

  •
  distribution.

        Some of these competitors also have broader product lines and longer standing relationships with customers than we do. Some of our principal competitors maintain their own semiconductor foundries and may therefore benefit from capacity, cost and technical advantages. ALi Corporation, Cheertek, Cirrus Logic, ESS, LSI Logic, Matsushita, MediaTek, Sony, STMicroelectronics, Sunplus and Texas Instruments have introduced integrated audio and video devices for DVD applications. In the markets for JPEG-based products for use in digital cameras, our principal competitors are in-house solutions developed and used by major Japanese OEMs, as well as products sold by Sunplus and Texas Instruments. In the market for JPEG-based products for desktop video editing applications, our principal competitor is Sunplus. Cirrus Logic (Crystal Semiconductor), Fujitsu, Motorola, STMicroelectronics and Yamaha are currently shipping Dolby Digital-based audio compression products. Our principal competitors for digital semiconductor devices in the digital television market include ATI Technologies, Broadcom, Conexant and ST Microelectronics. Others who also participate in this market are Fujitsu, Genesis Microchip, IBM, LSI, Texas Instruments and Trident Microsystems. Our principal competitors in the digital office market include Adobe Systems, Agilent, Electronics for Imaging, Inc., Global Graphics, Oasis Semiconductor, Peerless Systems, TAK Imaging and in-house captive suppliers.

        We believe that our ability to compete successfully in the rapidly evolving markets for high performance audio, video and imaging technology depends on a number of factors, including the following:

  •
  price, quality, performance and features of our products;

  •
  the timing and success of new product introductions by itself, our customers and our competitors;

  •
  the emergence of new industry standards;

  •
  its ability to obtain adequate foundry capacity;

  •
  the number and nature of our competitors in a given market; and

  •
  general market and economic conditions.

        The markets in which we compete are intensely competitive and are characterized by rapid technological change, declining average unit selling prices and rapid product obsolescence. We expect competition to increase in the future from existing competitors and from other companies that may enter our existing or future markets with solutions which may be less costly or provide higher performance or more desirable features than our products.

        The DVD market is growing, and additional competitors are expected to enter the market for integrated circuits used in DVD players and DVD recorders. We believe that several large consumer electronics companies with headquarters in Asia may be planning to enter this market and may attempt to develop MPEG hardware or software to compete with our products. Some of these potential competitors may develop captive implementations for use only with their own PC, commercial or consumer electronics products. This increased competition may result in price reductions, reduced profit margins and loss of market share.

        Historically, average unit selling prices in the semiconductor industry in general, and for our products in particular, have decreased over the life of a particular product. We expect that the average unit selling prices of our products will continue to be subject to significant pricing pressures. In order to offset expected declines in the average unit selling prices of our products, we will need to continually reduce the cost of our products and continue to integrate additional functions into our ICs. We intend to accomplish this by implementing design changes that integrate additional functionality, lower the cost of manufacture, assembly and testing, by negotiating reduced charges by our foundries as and if volumes increase, and by successfully managing our manufacturing and subcontracting relationships. Since we do not operate our own manufacturing, assembly or testing facilities, we may not be able to reduce our costs as rapidly as companies that operate their own facilities. If we fail to introduce lower cost versions of our products in a timely manner or to successfully manage our manufacturing, assembly and testing relationships, our business would be harmed.

Proprietary Rights and Licenses

        Our ability to compete successfully is dependent in part upon our ability to protect our proprietary technology and information. Although we rely on a combination of patents, copyrights, trademarks, trade secret laws and licensing arrangements to protect some of our intellectual property, we believe that factors such as the technological and creative skills of our personnel and the success of our ongoing product development efforts are more important in maintaining our competitive position. We generally enter into confidentiality or license agreements with our employees, resellers, customers and potential customers and limits access to our proprietary information. We currently hold approximately 250 patents worldwide, and have additional patent applications pending. Our intellectual property rights, if challenged, may not be upheld as valid, may not be adequate to prevent misappropriation of our technology or may not prevent the development of competitive products. Additionally, we may not be able to obtain patents or other intellectual property protection in the future. In particular, the existence of several consortiums that license patents relating to the MPEG standard has created uncertainty with respect to the use and enforceability of patents implementing that standard. Furthermore, the laws of certain foreign countries in which our products are or may be developed, manufactured or sold, including various countries in Asia, may not protect our products or intellectual property rights to the same extent as do the laws of the United States and thus make the possibility of piracy of our technology and products more likely in these countries.

        We sell our Dolby Digital-based products under a perpetual non-exclusive license from Dolby which permits us to incorporate the Dolby Digital algorithm into our products. Our customers enter into license agreements with Dolby pursuant to which they pay royalties directly to Dolby. Under our agreement with Dolby, we may sell our Dolby Digital-based products only to customers who are licensees of Dolby. To date, most potential customers for our Dolby Digital-based products are licensees of Dolby. However, the failure or refusal of potential customers to enter into license agreements with Dolby in the future could harm our business. We sell our DTS Technology-based products under a non-exclusive license from DTS Technology LLC to sell products that incorporate the DTS algorithm. We are not required to pay royalties to DTS under this agreement. Our customers enter into license agreements directly with DTS, pursuant to which they pay royalties to DTS. Under our agreement with DTS, we may sell our DTS-based products only to customers who are licensees of DTS. The failure or refusal of potential customers to enter into license agreements with Dolby in the future could harm our sales.

        The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights, which have resulted in significant and often protracted and expensive litigation. We or our foundries from time to time are notified of claims that we may be infringing patents or other intellectual property rights owned by third parties. We have been subject to intellectual property claims and litigation in the past, and we and our Oak subsidiary are currently engaged in such litigation. See "Legal Proceedings." We may be subject to additional claims and litigation in the future. In particular, given the uncertainty discussed above regarding patents relating to the MPEG standard, it is difficult for us to assess the possibility that our activities in the MPEG field may give rise to future patent infringement claims. Litigation by or against us relating to patent infringement or other intellectual property matters could result in significant expense to us and divert the efforts of our technical and management personnel, whether or not such litigation results in a determination favorable to us. In the event of an adverse result in any such litigation, we could be required to pay substantial damages, cease the manufacture, use and sale of infringing products, expend significant resources to develop non-infringing technology, discontinue the use of certain processes or obtain licenses to the infringing technology. Licenses may not be offered or the terms of any offered licenses may not be acceptable to us. If we fail to obtain a license from a third party for technology that it uses, we could incur substantial liabilities and be forced to suspend the manufacture of products, or the use by our foundries of certain processes.

Employees

        As of March 31, 2005, we had 914 full-time and 157 part-time and contract employees, including 624 full-time employees, part-time and contract employees primarily involved in research and development activities, 340 in marketing and sales, 67 in finance, human resources, information systems, legal and administration, and 40 in manufacturing control and quality assurance. We have 281 full-time employees and 70 part-time and contract employees based in Israel, of which 232 employees, including both full time and contract employees, are involved in engineering and research and development. We have 182 full time employees at our facilities in Sunnyvale, California, 149 employees at our facility in Woburn Massachusetts, and 181 full-time employees and 48 part-time contract employees at our facilities in Shenzhen and Shanghai, China. The remaining employees are located in our international offices in Canada, Germany, England, Hong Kong, Japan, Korea and Taiwan. We believe that our future success will depend in large part on our ability to attract and retain highly-skilled, engineering, managerial, sales and marketing personnel. Competition for such personnel is intense. Our employees are not represented by any collective bargaining unit, and we have never experienced a work stoppage. We believe that our employee relations are good.

Properties

        Our executive offices and principal marketing, sales and product development operations are located in approximately 89,000 square feet of leased space in Sunnyvale, California, under a lease that expires in November 2006. A significant portion of our research and development and engineering facilities and our administration, marketing and sales operations are located in approximately 61,350 square feet of leased space in an industrial park in Haifa, Israel under a lease which expired in May 2005. We have entered into a new 10 year lease agreement with our current landlord to occupy approximately 103,300 square feet in a new building which is currently being constructed and expected to be available in October 2006. We have entered into an agreement to continue to lease our current space at our current lease rate until the new facility becomes available. We lease facilities, primarily for sales, product development, and technical support, in Woburn, Massachusetts; Phoenix, Arizona; Manchester, England; Dortmund, Germany; Tokyo, Japan; Seoul, Korea; Taipei, Taiwan; and Shenzhen, Shanghai and Hong Kong, China. We believe that our current facilities are adequate for our needs for the foreseeable future and that, should it be needed, suitable additional space in each of the locations in which we operate will be available to accommodate expansion of our operations on commercially reasonable terms.

Legal Proceedings

        We and our Oak subsidiary have initiated two legal actions against MediaTek, Inc. and customers of MediaTek alleging that products incorporating certain MediaTek components infringe three patents co-owned by Zoran and Oak relating to optical drive controller design and integrated CD/DVD controller design.

        On March 11, 2004, Zoran and Oak filed a complaint with the United States International Trade Commission ("ITC") alleging that certain MediaTek DVD player and optical disk controller chips and chipsets, and products in which they are used, infringe Zoran's and Oak's patents. In addition to MediaTek, the complaint named 10 other proposed respondents that sell products, including DVD players and PC optical storage devices that use MediaTek's chips and chipsets. The other proposed respondents were ASUSTek Computer, Inc., Creative Labs, Inc., Creative Technology, Ltd., Jiangsu Shinco Electronic Group Co., Ltd., LITE-ON Information Technology Corporation, Mintek Digital, Shinco International AV Co., Ltd., TEAC Corporation, TEAC America, Inc., Terapin Technology Corporation and Terapin Technology. The complaint requested that the ITC institute an investigation of the accused products and issue exclusion and cease and desist orders prohibiting the importation into the United States of the infringing MediaTek devices and products that contain them. On April 8, 2004, the ITC instituted an investigation based on Zoran's complaint. On April 28, 2004, Zoran and Oak reached a settlement with respondents Creative Technology, Ltd. and Creative Labs, Inc., and these respondents were subsequently dismissed from the investigation pursuant to the terms of the settlement agreement. On July 13, 2004, the ITC granted Zoran's request that nine additional respondents be added to the investigation. These additional respondents are Artronix Technology, ASUS Computer International, Audiovox Corporation, EPO Science and Technology, Inc., Initial Technology, Inc., Micro-Star International Co., Ltd., MSI Computer Corp., Shinco Digital Technology Ltd. and Ultima Electronics Corporation. On October 26, 2004, MediaTek filed a motion for summary determination seeking an order that two of the asserted patents were invalid. This motion was denied on November 18, 2004. On December 13, 2004, MediaTek filed another motion for summary determination seeking a similar order on different grounds. This motion was denied on December 22, 2004. The hearing took place in February 2005, and the target date for completion of the investigation is September 14, 2005.

        On March 15, 2004, Zoran and Oak filed a complaint against MediaTek and Mintek Digital in the United States District Court, Central District of California alleging similar facts regarding infringement by MediaTek's chips and chipsets and products in which they are used. The lawsuit seeks both monetary damages and an injunction to stop the importation and sale of infringing products. Zoran subsequently amended the complaint to name ASUSTek Computer, Inc., Jiangsu Shinco Electronic Group Co., Ltd., LITE-ON Information Technology Corporation, Mintek Digital, Shinco International AV Co., Ltd., TEAC Corporation, TEAC America, Inc., Terapin Technology Corporation and Terapin

Technology as defendants. On June 17, 2004, pursuant to stipulation of the parties, the case was transferred to the United States District Court, Northern District of California. On July 2, 2004, Defendants filed a First Amended Answer which included counterclaims for declaration of noninfringement, declaration of invalidity, declaration of unenforceability, breach of covenant not to sue, breach of covenant of good faith and fair dealing and unfair competition. On July 22, 2004, Zoran and Oak moved to dismiss certain of defendants' defenses and counterclaims and, on July 30, 2004, MediaTek filed a motion for summary judgment as to two of the three patents asserted by Zoran and Oak against MediaTek. On December 9, 2004, the Court granted Zoran and Oak's motion, in part, and dismissed certain of defendant's counterclaims and affirmative defenses. The Court also denied MediaTek's motion for summary judgment. On October 15, 2004, MediaTek filed a second motion for summary judgment seeking summary judgment on alternate grounds as to the same two patents. This motion is nearly identical to the motion filed by MediaTek on October 26, 2004 in the ITC. The hearing on this motion was held on December 10, 2004. The Court has not ruled on this motion. On October 29, 2004, Zoran and Oak voluntarily dismissed two of their three claims against defendants without prejudice and refiled those two claims as a separate lawsuit against the defendants. The parties have stipulated, and the Court has agreed, that the newly filed action will be consolidated for all purposes with the first filed action, including for purposes of trial and all pre-trial scheduling. On January 3, 2005, defendants Audiovox Corporation, Artronix Technology, Inc., ASUS Computer International, Inc., Initial Technology, Inc., Changzhou Shinco Digital Technology Co., Ltd., EPO Science and Technology Co., Inc., Micro-Star International, Co., Ltd., MSI Computer Corp., Shinco International AV Co. and Ultima Electronics Corp. were added to this case by stipulation of the parties. No trial date has yet been set in these consolidated actions.

        On July 23, 2004, MediaTek filed a complaint with the ITC alleging that certain Zoran and Oak DVD player and optical disk controller chips and chipsets infringe two MediaTek patents. The complaint requested that the ITC institute an investigation into the accused products and issue exclusion and cease and desist orders prohibiting importation into the United States of allegedly infringing chips and products that contain them. On August 26, 2004, the ITC instituted an investigation. On September 24, 2004, MediaTek filed a motion to amend the complaint to add one additional patent and to name Sunext Technology Co., Ltd. as a respondent. This motion was granted on October 7, 2004. Discovery is currently underway. On February 16, 2005, MediaTek filed a motion for leave to amend the complaint and notice of investigation to assert additional claims of the MediaTek patents against Oak, Zoran and Sunext. That motion was denied on March 4, 2005. The hearing is scheduled to begin on June 27, 2005 and the target date for completion of the investigation is November 15, 2005.

        Also on July 23, 2004, MediaTek filed a complaint against Zoran and Oak in the United States District Court, District of Delaware alleging infringement of the same two patents asserted in MediaTek's ITC complaint and seeking monetary damages and injunctive relief. This action was stayed by order of the court on October 4, 2004.

        Based upon our preliminary review, we believe we have meritorious defenses to the two MediaTek complaints, which we believe were filed in response to the proceedings that we have been prosecuting against MediaTek and its customers. We intend to defend the MediaTek actions vigorously. However, the litigation is in the preliminary stage, and we cannot predict its outcome with certainty. Patent litigation is particularly complex and can extend for a protracted time, which can substantially increase litigation expenses.

MANAGEMENT

Executive Officers

        The names of our executive officers and directors and their ages are as follows:

NAME	AGE	POSITION
Levy Gerzberg, Ph.D	60	President, Chief Executive Officer and Director
Camillo Martino	43	Executive Vice President and Chief Operating Officer
Karl Schneider	50	Senior Vice President, Finance and Chief Financial Officer
Isaac Shenberg, Ph.D	53	Senior Vice President, Business and Strategic Development
Uzia Galil	80	Chairman of the Board of Directors
Raymond A. Burgess	46	Director
James D. Meindl	72	Director
James B. Owens, Jr.	55	Director
David Rynne	64	Director
Arthur B. Stabenow	66	Director
Philip M. Young	65	Director

        Levy Gerzberg was a co-founder of Zoran in 1981 and has served as Zoran's President and Chief Executive Officer since December 1988 and as a director since 1981. Dr. Gerzberg also served as Zoran's President from 1981 to 1984 and as Zoran's Executive Vice President and Chief Technical Officer from 1985 to 1988. Prior to co-founding Zoran, Dr. Gerzberg was Associate Director of Stanford University's Electronics Laboratory. Dr. Gerzberg holds a Ph.D. in Electrical Engineering from Stanford University and an M.S. in Medical Electronics and a B.S. in Electrical Engineering from the Technion-Israel Institute of Technology in Haifa, Israel.

        Camillo Martino joined Zoran as Executive Vice President and Chief Operating Officer in August 2001. From January 2001 through July 2001, Mr. Martino served as Chief Executive Officer of Merinta Inc. engaged in the business of delivering integrated Linux-based internet appliance solutions to network operators. From May 2000 to December 2000, Mr. Martino served as Marketing Director for National Semiconductor. From February 2000 to May 2000, he served as Vice President & General Manager—International Operations for Netpliance Inc., an internet appliance company. From April 1987 through February 2000, Mr. Martino served in various marketing, applications engineering and business management positions for National Semiconductor. Mr. Martino holds a Graduate Diploma in Digital Communications from Monash University, and a B.App.Sc. in Electrical Engineering from the University of Melbourne. Mr. Martino has advised Zoran that he will be leaving the Company, as of a date to be determined, to become Chief Executive Officer of a privately-held company.

        Karl Schneider joined Zoran as Corporate Controller in January 1998 and was elected Vice President, Finance and Chief Financial Officer in July 1998 and Senior Vice President, Finance and Chief Financial Officer in July 2003. From September 1996 through 1997, Mr. Schneider served as Controller for the Film Measurement and Robotics and Integrated Technologies divisions of KLA-Tencor, a semiconductor equipment company. Mr. Schneider served as the Corporate Controller for SCM Microsystems, Inc. from October 1995 to September 1996, Controller for Reply Corporation from January 1994 to September 1995, Director of Finance for Digital F/X from October 1992 to January 1994 and Controller for Flextronics from September 1987 through June 1991. Mr. Schneider holds a B.S. in Business Administration from San Diego State University.

        Isaac Shenberg has served as Senior Vice President, Business and Strategic Development since October 1998 and as Vice President, Sales and Marketing of Zoran from January 1995 through October 1998. From August 1990 to January 1995, Dr. Shenberg served as our Product Line Business Manager. Prior to joining Zoran, Dr. Shenberg was Images Processing Group manager and Electro Optics Department manager at Rafael, a leading Aerospace provider in Israel. Dr. Shenberg holds a

Ph.D. in Electrical Engineering from Stanford University and a B.S. and M.S. in Electrical Engineering from the Technion.

        Uzia Galil has been a director of Zoran since 1983 and has served as Chairman of the Board of Directors since October 1993. Mr. Galil currently serves as Chairman and Chief Executive Officer of Uzia Initiative and Management Ltd., a company specializing in the promotion and nurturing of new businesses associated with mobile communication, electronic commerce and medical informatics, which he founded in November 1999. From 1962 until November 1999, Mr. Galil served as President and Chief Executive Officer of Elron Electronic Industries Ltd., an Israeli high technology holding company, where he also served as chairman of the board. From January 1981 until leaving Elron, Mr. Galil also served as chairman of the board of directors of Elbit Ltd., an electronic communication affiliate of Elron, and as a member of the board of directors of Elbit Systems Ltd., a defense electronics affiliate of Elron, and all other private companies held in the Elron portfolio. Mr. Galil currently serves as a director of Orbotech Ltd., NetManage Inc. and Partner Communications Ltd. From 1980 to 1990, Mr. Galil served as Chairman of the International Board of Governors of the Technion. Mr. Galil holds an M.S. in Electrical Engineering from Purdue University and a B.S. from the Technion. Mr. Galil has also been awarded an honorary doctorate in technical sciences by the Technion in recognition of his contribution to the development of science-based industries in Israel, an honorary doctorate in philosophy by the Weizmann Institute of Science, an honorary doctorate in engineering by Polytechnic University, New York, an honorary doctorate from the Ben-Gurion University of the Negev in Israel, and the Solomon Bublick Prize Laureate from the Hebrew University of Jerusalem. Mr. Galil is also a recipient of the Israel Prize.

        Raymond A. Burgess has been a director of Zoran since April 2005. Since August 2004, Mr. Burgess has been engaged as a consultant to companies operating within the semiconductor industry and related fields. From April 2004 to July 2004, Mr. Burgess served as the Senior Vice President, Strategy, Marketing and Communications of Freescale Semiconductor, Inc. From September 2000 to March 2004, Mr. Burgess served as Corporate Vice President, Strategy, Marketing and Communications for the Semiconductor Products Sector of Motorola, Inc., a telecommunications company, and held a variety of executive positions during a 20 year career at Motorola.

        James D. Meindl has been a director of Zoran since March 1986. Dr. Meindl has been Joseph M. Pettit Chair Professor in microelectronics at Georgia Institute of Technology since November 1993. From September 1986 to November 1993, Dr. Meindl served as Provost and Senior Vice President of Academic Affairs at Renssalaer Polytechnic Institute. Prior thereto, Dr. Meindl was a professor of electrical engineering and Director of the Stanford Electronics Laboratory and Center for Integrated Systems at Stanford University. Dr. Meindl is also a director of SanDisk, Inc. and Stratex Networks.

        James B. Owens, Jr. has been a director of Zoran since May 2003. Since January 200, Mr. Owens has been principally engaged as a consultant to companies in the semiconductor industry. From January 2002 to January 2005, Mr. Owens served as President and Chief Executive Officer and a director of Strasbaugh, a provider of semiconductor manufacturing equipment. From December 1999 to August 2001, Mr. Owens served as President and Chief Executive Officer of Surface Interface, a supplier of high-end metrology equipment to the semiconductor and hard disk markets. From August 1998 to December 1999, Mr. Owens served as President of Verdant Technologies, a division of Ultratech Stepper. Mr. Owens holds a B.S. in Physics from Stetson University, an M.S. in Management from the University of Arkansas and an M.S.E.E. from Georgia Institute of Technology.

        David Rynne has been a director of Zoran since August 2003. Mr. Rynne is a retired senior financial executive with more than 35 years of experience in growing technology companies. Most recently, Mr. Rynne served as Chief Executive Officer of Receipt.com from July to December 1999 and as Vice President of Nortel Networks from August 1998 to June 1999. He served as Chief Financial Officer of Bay Networks from January 1997 to August 1998. Prior to joining Bay Networks, Mr. Rynne served as Chief Financial Officer at Tandem Computers from June 1983 to December 1996, and held a variety of financial management positions during an 18-year career at Burroughs Corporation. He is currently chairman of the board of directors of Netfuel, Inc., a programmable network company, and serves on the board of directors of PD-LD, Inc., a fiber optic component company.

        Arthur B. Stabenow has been a director of Zoran since November 1990. Mr. Stabenow has been principally engaged as a private investor since January 1999. From March 1986 to January 1999, Mr. Stabenow was Chief Executive Officer of Micro Linear Corporation, a semiconductor company. Mr. Stabenow also serves as a director of Applied Micro Circuits Corporation.

        Philip M. Young has been a director of Zoran since January 1986. Mr. Young has been a managing principal of U.S. Venture Partners, a venture capital management company, since April 1990, and a general partner or managing member of the general partners of various venture capital funds managed by that company. Mr. Young is also a director of several private companies.

Executive Compensation

        The following table sets forth information concerning the compensation earned during the years ended December 31, 2002, 2003 and 2004 by our Chief Executive Officer and our three other executive officers, whose total salary and bonus for such fiscal year exceeded $100,000 (collectively, the "Named Executive Officers").

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary(1)		Bonus(1)		Shares Underlying Options(2)	All Other Compensation
Levy Gerzberg, Ph.D. President and Chief Executive Officer	2004 2003 2002	$ $ $	391,000 340,000 339,921	$ $ $	— 197,700 255,000	— 609,358 427,500	$ $ $	1,920 2,858 2,698	(3) (3) (3)
Camillo Martino(4) Executive Vice President and Chief Operating Officer	2004 2003 2002	$ $ $	287,500 250,000 238,558	$ $ $	— 109,000 150,000	— 260,000 150,000	$ $ $	1,920 2,702 2,542	(3) (3) (3)
Karl Schneider Senior Vice President, Finance and Chief Financial Officer	2004 2003 2002	$ $ $	241,000 210,000 195,750	$ $ $	— 73,300 68,250	— 200,000 75,000	$ $ $	1,920 2,608 2,538	(3) (3) (3)
Isaac Shenberg, Ph.D. Senior Vice President, Business and Strategic Development	2004 2003 2002	$ $ $	200,000 180,000 178,750	$ $ $	— 62,800 63,000	— 200,000 82,500	$ $ $	41,063 48,654 37,427	(5) (5) (5)

(1)
Includes amounts (if any) deferred at the named executive officer's option under Zoran's 401(k) plan.

(2)
During 2003, each of Zoran's executive officers received two equal option grants, one of which did not begin vesting until one year following the date of grant, in light of the fact that Zoran's 1993 Stock Option Plan was due to expire in July 2003.

(3)
Represents: (i) matching contributions to the Named Executive Officers' 401(k) savings and incentive plans in the following amounts for 2004, 2003 and 2002, respectively, Dr. Gerzberg, $1,500, $2,000 and $2,000, Mr. Schneider, $1,500, $2,000 and $2,000, and Mr. Martino, $1,500, $2,000, and $2,000; and (ii) premiums paid by Zoran with respect to term life insurance for the benefit of the Named Executive Officers in the following amounts for 2004, 2003 and 2002, respectively, Dr. Gerzberg, $420, $858 and $698, Mr. Schneider $420, $608, and $538, and Mr. Martino, $420, $702, and $542.

(4)
On May 5, 2005, Mr. Martino advised Zoran of his resignation, effective at a date to be determined.

(5)
Consists of (i) premiums paid by Zoran under an insurance policy that covers certain severance and other benefits and (ii) contributions by Zoran toward a continuing education fund. In 2004, 2003 and 2002, Zoran paid insurance premiums for the benefit of Dr. Shenberg in the amounts of $26,439, $33,779 and $26,715, respectively. In 2004, 2003 and 2002, Zoran made continuing education contributions for the benefit of Dr. Shenberg in the amounts of $14,624, $14,875 and $10,712, respectively.

Stock Options Granted in Fiscal 2004

        No option grants were made to the Named Executive Officers during the year ended December 31, 2004.

Option Exercises and Fiscal 2004 Year-End Values

        The following table provides the specified information concerning exercises of options to purchase our common stock in the year ended December 31, 2004, and unexercised options held as of December 31, 2004, by the Named Executive Officers. A portion of the shares subject to these options are not yet vested, and thus would be subject to repurchase by Zoran at a price equal to the option exercise price, if the corresponding options were exercised before those shares had vested.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
AND FISCAL YEAR-END VALUES

Name	Shares Acquired on Exercise	Value Realized	Exercisable(2)	Unexercisable	Exercisable(2)	Unexercisable
Levy Gerzberg, Ph.D.	—	—	1,227,013	—	$42,769	—
Camillo Martino	—	—	644,978	—	—	—
Karl Schneider	—	—	453,200	—	$264,335	—
Isaac Shenberg, Ph.D.	—	—	513,844	—	$514,484	—

(1)
Based on a market value of $11.58 per share, the closing price of our common stock on December 31, 2004, as reported by the Nasdaq National Market.

(2)
All options are fully exercisable from the date of grant, subject to Zoran's right to repurchase any unvested shares at the original purchase price upon the optionee's termination of service. The options (or shares issued upon the exercise of the options) vest in 48 equal installments from the date of grant, or in one installment equal to 1/4 of the shares and 36 equal monthly installments of 1/48 of the shares thereafter, in the case of options granted upon commencement of employment. Upon termination of an executive officer within 18 months following a change in control, the outstanding options of such executive officer shall be immediately exercisable and fully vested and shall generally remain exercisable for a period of one year after such termination. If Zoran terminates Mr. Martino's employment for reasons other than "cause," as such term is defined in his offer letter, Mr. Martino's options will continue to vest until the earlier of (i) the end of his three month notice period or (ii) the commencement of his employment with another entity.

Employment Contracts and Termination of Employment and Change-in-Control Arrangements

        Zoran maintains an Executive Retention and Severance Plan (the "Retention Plan"), which provides for certain benefits for Zoran's executive officers and certain key employees upon a change in control of Zoran. The Retention Plan provides that if, in the event of a change in control of Zoran, the company acquiring Zoran does not assume or substitute for the outstanding options of the participants in the Retention Plan, then the vesting and exercisability of their options shall be accelerated in full immediately prior to, but conditioned upon, the consummation of the change in control transaction. The Retention Plan provides for additional benefits if a participant in the Retention Plan is terminated without "cause" (as that term is defined in the Retention Plan) or resigns as a result of certain adverse circumstances described in the Retention Plan, within 18 months after a change in control. Upon such termination, a participant would be entitled to a lump sum payment in an amount equal to the aggregate amount of his monthly salary and prorated annual bonus for a period of 36 months in the case of the chief executive officer, 18 months in the case of other executive officers and nine months in the case of other eligible key employees, with the applicable annual bonus amount to be determined at the time of termination. Such annual bonus amount shall equal to the greatest of (i) the bonus earned by the participant for the fiscal year immediately preceding the fiscal year of the change in control, (ii) the bonus earned by him for the fiscal year immediately preceding the fiscal year of his termination upon a change in control, or (iii) the targeted bonus he would have earned for the fiscal year of his termination upon a change in control. In addition, Zoran will arrange to provide health and life insurance benefits to the participant for 36 months in the case of the chief executive officer and 18 months in the case of other executive officers. The Retention Plan also provides that, upon such termination of a participant within 18 months following a change in control, the outstanding options of such participant shall be immediately exercisable and fully vested and shall generally remain exercisable for a period of one year after such termination.

        In December 1997, the Company issued an offer letter to Karl Schneider, pursuant to which, if Mr. Schneider's employment with the Company is terminated, either by Mr. Schneider or Zoran, for a reason other than "cause," as such term is defined in the offer letter, the other party to the letter is entitled to three months notice; provided, however, that if Mr. Schneider accepts an offer of employment from another company while still employed with Zoran, Mr. Schneider must notify Zoran within twelve hours of acceptance of such offer, and Zoran may terminate Mr. Schneider's employment without providing advance notice.

        In July 2001, the Company issued an offer letter to Camillo Martino. Pursuant to the terms of this offer letter, if Mr. Martino's employment with the Company is terminated, either by Mr. Martino or by Zoran, for a reason other than "cause," as such term is defined in the offer letter, the other party to the letter is entitled to three months notice. If Zoran terminates Mr. Martino's employment for reasons other than cause, Zoran may release Mr. Martino from employment at any time prior to the termination of the three month notice period, and Mr. Martino's salary and option vesting will continue until the earlier of (i) end of the three month period or (ii) the commencement of Mr. Martino's employment with another entity. If Mr. Martino initiates the termination, Zoran has the right to terminate Mr. Martino's employment immediately and pay the salary guarantee in lieu of notice.

Compensation of Directors

        Directors receive an annual retainer of $20,000, a fee of $2,000 for each meeting attended, quarterly fees of $1,500 for each committee on which they serve and $2,500 for each committee they chair. We do not provide retirement or other benefits or perquisites for our non-employee directors, but directors are reimbursed for out-of-pocket expenses incurred in attending Board and Board committee meetings.

        Our 1995 Outside Directors Stock Option Plan (the "1995 Directors Plan") provides for formula-based grants of options to non-employee directors of Zoran. See "Stock Plans—1995 Directors Plan."

Compensation Committee Interlocks and Insider Participation

        No member of our compensation committee and none of our executive officers has a relationship that would constitute an interlocking relationship with the executive officers and directors of another entity.

Indemnification of Directors and Officers

        Section 102 of the Delaware General Corporation Law, or the DGCL, allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where they knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

        Section 145 of the DGCL provides, among other things, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, agent or employee of the corporation or is or was serving at the corporation's request as a director, officer, agent, or employee of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgment, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding. The power to indemnify applies (a) if the person is successful on the merits or otherwise in defense of any action, suit or proceeding, or (b) if the person acted in good faith and in a manner he reasonably believed to be in the best interest, or not opposed to the best interest, of the corporation and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of defense expenses (including attorneys' fees but excluding amounts paid in settlement) actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in these actions no indemnification shall be made in the event of any adjudication of negligence or misconduct in the performance of his duties to the corporation, unless the court believes that in light of all the circumstances indemnification should apply.

        Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for these actions. A director who was either absent when the unlawful actions were approved or dissented at the time, any avoid liability by causing his or her dissent to these actions to be entered in the books containing the minutes of the meetings of the board of directors at the time be entered in the books containing the minutes of the meetings of the board of directors at the time the action occurred or immediately after the absent director receives notice of the unlawful acts.

        Zoran's restated certificate of incorporation includes a provision that eliminates the personal liability of its directors, to the fullest extent permitted by Delaware law, for monetary damages for breach of a fiduciary duty as a director. This provision is permitted under Delaware law:

  •
  for any breach of the director's duty of loyalty to Zoran or its stockholders;

  •
  for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  •
  under Section 174 of the DGCL regarding unlawful dividends and stock purchases; and

  •
  for any transaction from which the director derived an improper personal benefit.

        Zoran's bylaws provide that:

  •
  it must indemnify directors to the fullest extent permitted by Delaware law;

  •
  it may indemnify its officers, employees and agents to the same extent that it indemnifies directors; and

  •
  it must advance expenses, as incurred, to directors in connection with a legal proceeding to the fullest extent permitted by Delaware law.

        The indemnification provisions contained in Zoran's restated certificate of incorporation and bylaws are not exclusive of any other rights to which a person may be entitled by law, agreement, vote of stockholders or disinterested directors or otherwise.

        Zoran has entered into agreements to indemnify its directors and executive officers, in addition to indemnification provided for in the bylaws. These agreements, among other things, provide for indemnification of directors and executive officers for expenses, judgments, fines and settlement amounts incurred by any such person in any action or proceeding arising out of the person's services as a director or executive officer or at Zoran's request. Zoran believes that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

        In addition, Zoran maintains insurance on behalf of its directors and executive officers insuring them against any liability asserted against them in their capacities as directors or officers or arising out of this status.

PRINCIPAL STOCKHOLDERS AND STOCK OWNERSHIP BY MANAGEMENT

        The following table sets forth, as of March 31, 2005, certain information with respect to the beneficial ownership of Zoran's common stock by (i) each stockholder known by Zoran to be the beneficial owner of more than 5% of Zoran's common stock, (ii) each director and director-nominee of Zoran, (iii) each of the Named Executive Officers, and (iv) all directors and executive officers of Zoran as a group:

Beneficial Owner(1)	Number of Shares Beneficially Owned(2)	Percent(3)
Mac Per Wolf Company(4) 310 S. Michigan Ave., Suite 2600 Chicago, IL 60604	4,434,232	10.3%
Levy Gerzberg, Ph.D.(5)	1,335,466	3.1%
Camillo Martino(6)	648,367	1.5%
Isaac Shenberg, Ph.D.(7)	515,697	1.2%
Karl Schneider(8)	458,021	1.1%
Uzia Galil(9)	122,712	*
Arthur B. Stanenow(10)	114,450	*
James D. Meindl(11)	113,020	*
Philip M. Young(12)	88,200	*
David Rynne(13)	71,733	*
James B. Owens(14)	45,000	*
Raymond A. Burgess(15)	—	—
Directors and executive officers as a group (11 persons)(16)	3,512,666	8.1%

*
Less than 1%.

(1)
Except as otherwise indicated, the persons named in this table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable and to the information contained in the footnotes to this table. Except as otherwise noted, the address for the persons named in this table is c/o 1390 Kifer Road, Sunnyvale, California 94086.

(2)
Under the rules of the Securities and Exchange Commission, a person is deemed to be the beneficial owner of shares that can be acquired by such person within 60 days upon the exercise of options. Except as otherwise noted, options granted under the 1993 Stock Option Plan are immediately exercisable, subject our right to repurchase unvested shares upon termination of employment or other service at a price equal to the option exercise price.

(3)
Calculated on the basis of 43,253,892 shares of common stock outstanding as of March 31, 2005, provided that any additional shares of common stock that a stockholder has the right to acquire within 60 days after March 31, 2005 are deemed to be outstanding for the purpose of calculating that stockholder's percentage beneficial ownership.

(4)
Based on information contained in a Schedule 13G/A dated January 31, 2005, filed with the Securities and Exchange Commission.

(5)
Includes options to purchase 1,227,013 shares of common stock, all of which are exercisable.

(6)
Includes options to purchase 644,978 shares of common stock, all of which are exercisable.

(7)
Includes options to purchase 513,844 shares of common stock, all of which are exercisable.

(8)
Includes options to purchase 453,200 shares of common stock, all of which are exercisable.

(9)
Includes 4,512 shares held by Mr. Galil's spouse. Mr. Galil may be deemed to be a beneficial owner of these shares, although Mr. Galil disclaims such beneficial ownership. Also includes options to purchase 118,200 shares of common stock that are currently exercisable or will become exercisable within 60 days after March 31, 2005.

(10)
Includes options to purchase 114,450 shares of common stock that are currently exercisable or will become exercisable within 60 days after March 31, 2005.

(11)
Includes 111 shares held jointly with Dr. Meindl's spouse and 1,909 shares held by James and Frederica Meindl as trustees of the Meindl Trust dated February 4, 1972. Also includes options to purchase 111,000 shares of common stock that are currently exercisable or will become exercisable within 60 days after March 31, 2005.

(12)
Includes options to purchase 88,200 shares of common stock that are currently exercisable or will become exercisable within 60 days after March 31, 2005.

(13)
Includes options to purchase 71,733 shares of common stock that are currently exercisable or will become exercisable within 60 days after March 31, 2005.

(14)
Includes options to purchase 45,000 shares of common stock that are currently exercisable or will become exercisable within 60 days after March 31, 2005.

(15)
Excludes options to purchase 30,000 shares of common stock that were granted after March 31, 2005.

(16)
See notes 5 through 15. Includes 3,387,618 shares subject to options that are currently exercisable or will become exercisable within 60 days after March 31, 2005 beneficially owned by executive officers and directors.

Stock Plans

1993 Stock Option Plan

        The Company's 1993 Stock Option Plan (the "1993 Plan") was adopted by the Board of Directors of the Company and approved by the stockholders of the Company in July 1993. A total of 7,755,000 shares of common stock were reserved for issuance under the 1993 Plan. The 1993 Plan provided for grants of options to employees, non-employee directors and consultants. The 1993 Plan expired during 2003 and no future awards will be granted under this plan. The option price for shares granted under the 1993 Plan was typically equal to the fair market value of the common stock at the date of grant.

        Generally, options granted under the 1993 Plan are fully exercisable on and after the date of grant, subject to the Company's right to repurchase from an optionee, at the optionee's original per share exercise price, any unvested shares which the optionee has purchased and holds in the event of the termination of the optionee's service, with or without cause. The Company's right lapses as shares subject to the option become vested. Such shares generally vest in monthly installments over two or four years following the date of grant (as determined by the Compensation Committee of the Board of Directors), subject to the optionee's continuous service. Options expire ten years from the date of grant and an option shall generally terminate 90 days after termination of service.

2000 Nonstatutory Stock Option Plan

        The Company's 2000 Nonstatutory Stock Option Plan (the "2000 Plan") was adopted by the Board of Directors of the Company in October 2000. A total of 450,000 shares of preferred stock were initially reserved for issuance under the 2000 Plan. The options to purchase preferred stock automatically converted to options to purchase common stock upon the amendment of the Company's certificate of incorporation to effect an increase in the number of authorized shares of common stock to 55,000,000 in October 2000. A total of 13,325,000 shares of common stock have been reserved for issuance under the 2000 Plan. The 2000 Plan provides for grants of options to employees or consultants. The 2000 Plan is currently being administered by the Compensation Committee of the Board of Directors of the Company, which determines the optionees and the terms of the options granted, including the exercise price, number of shares subject to the options and the exercisability thereof. The 2000 Plan was modified in 2001 to allow for exercisability of stock options ahead of vesting subject to the Company's right to repurchase the associated stock at the option exercise price through the original vesting schedule. The option price for shares granted under the 2000 Plan is typically equal to the fair market value of the common stock at the date of grant. Options expire ten years from the date of grant and an option shall generally terminate 90 days after termination of employment. The 2000 Plan will terminate in October 2010, unless terminated sooner by the Board of Directors. At June 10, 2005, a total of 4,666,474 shares remained available for grant under this plan.

        The Company has proposed for approval at its 2005 annual meeting of stockholders the adoption of a 2005 Equity Incentive Plan with a total of 4,500,000 shares reserved for issuance thereunder. The 2005 Equity Incentive Plan, if adopted, will replace the 1993 Plan and the 2000 Plan. The Company has also proposed for approval at the 2005 annual meeting of its stockholders an exchange of outstanding stock options having exercise prices greater than $17.00 per share for a lesser number of restricted stock units to be granted under the 2005 Equity Incentive Plan, provided that the 2005 Equity Incentive Plan is approved by the stockholders.

1995 Directors Plan

        The Company's 1995 Directors Plan was adopted by the Company's Board of Directors in October 1995, and was approved by its stockholders in December 1995. A total of 525,000 shares of Common Stock have been reserved for issuance under the Directors Plan. The Directors Plan provides for the grant of nonstatutory stock options to nonemployee directors of the Company. The Directors

Plan provides that each new nonemployee director will automatically be granted an option to purchase 30,000 shares on the date the optionee first becomes a nonemployee director (the "Initial Grant"). Thereafter, on the date immediately following each annual stockholders' meeting, each nonemployee director who is reelected at the meeting to an additional term shall be granted an additional option to purchase 15,000 shares of Common Stock if, on such date, he or she shall have served on the Company's Board of Directors for at least six months (the "Annual Grant"). The Initial Grant is exercisable in four equal annual installments, and each Annual Grant shall become exercisable in full one year after the date of grant, subject to the director's continuous service. The exercise price of all stock options granted under the Directors Plan is equal to the fair market value of the Company's Common Stock on the date of grant. Options granted under the Directors Plan have a term of ten years. The Directors Plan expires in July 2005. At June 10, 2005, a total of 7,800 shares remained available for grant under this plan.

        The Company has proposed for approval at its 2005 annual meeting of stockholders the adoption of a 2005 Outside Directors Equity Plan with a total of 600,000 shares reserved for issuance thereunder.

1995 Employee Stock Purchase Plan

        The Company's 1995 Employee Stock Purchase Plan ("ESPP") was adopted by the Company's Board of Directors in October 1995, and approved by its stockholders in December 1995. The ESPP enables employees to purchase shares through payroll deductions at a price generally equal to 85% of the lesser of the fair value of Common Stock at the beginning of a 24-month offering period or the end of each six-month segment within such offering period. The ESPP is intended to qualify as an "employee stock purchase plan" under Section 423 of the U.S. Internal Revenue Code. During the years ended December 31, 2004 and 2003, 344,927 and 119,161 shares were purchased by employees under the terms of the plan agreements at a weighted average price of $10.52 and $13.79 per share, respectively. At June 10, 2005, 315,650 shares were reserved and available for issuance under this plan.

        The Company has proposed for approval at its 2005 annual meeting of its stockholders an amendment of the ESPP to authorize the sale of an additional 1,500,000 shares.

SELLING STOCKHOLDERS

        A total of 1,188,061 shares of our common stock are being registered in this offering for the account of the selling stockholders. The selling stockholders are certain former principal stockholders of Oren Semiconductor, Inc. ("Oren"). We acquired Oren pursuant to an Agreement and Plan of Merger dated May 9, 2005 (the "Merger Agreement") under which a wholly-owned subsidiary of Zoran merged with and into Oren, effective June 10, 2005 (the "Merger"). Prior to the Merger, Zoran owned voting securities of Oren representing approximately 17% of Oren's equity capital. The shares offered under this prospectus were issued to the selling stockholders pursuant to the Merger in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act").

        Throughout this prospectus, we may refer to the selling stockholders and their transferees, pledgees, donees or other successors in interest who receive shares in non-sale transactions, as the "selling stockholders." The following table provides information regarding the selling stockholders, the number of shares of common stock beneficially owned by the selling stockholders and the number of shares of common stock they are offering. This information has been obtained from the selling stockholders. Except as otherwise indicated, we believe the persons listed in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

	Shares of Common Stock Beneficially Owned Prior to Offering(1)			Shares of Common Stock Beneficially Owned Following Offering(2)
			Shares of Common Stock Offered(4)
Beneficial Owner
	Number	Percent(3)		Number	Percent(3)
Elron Electronic Industries Ltd.(5)(6)	613,410	1.4	613,410	0	*
Israel Corporation Ltd.(7)	235,855	*	235,855	0	*
Israel Corporation-Technologies (ICTech) Ltd.(7)	124,006	*	124,006	0	*
Coba LP(8)	5,542	*	5,542	0	*
Coba Management LLC(8)	14,660	*	14,660	0	*
Defta Alliance Fund I L.P.(8)	3,938	*	3,938	0	*
Defta Alliance Fund II LP(8)	130,142	*	130,142	0	*
Technology Advisory Group, LLC(8)	18,974	*	18,974	0	*
Orcland, Inc.(9)	27,709	*	27,709	0	*
Apex Technologies Ltd.	13,825	*	13,825	0	*

*
Less than 1%.

(1)
Beneficial ownership is determined in accordance with the rules and regulations of the SEC, and generally includes securities held by persons who have sole or shared voting power or investment power with respect to those securities, and includes securities that are or will become exercisable within 60 days after June 10, 2005.

(2)
Assumes all shares offered hereby are sold by the selling stockholders and that the selling stockholders do not acquire any additional shares of common stock.

(3)
Calculated on the basis of 44,743,659 shares of Zoran common stock consisting of the shares outstanding as of June 10, 2005, adjusted only to reflect the 1,188,061 additional shares issued in the Merger.

(4)
This prospectus shall also cover any additional shares of Zoran common stock which become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of outstanding shares of Zoran common stock.

(5)
Prior to the acquisition of Oren By Zoran the selling stockholder had the right to designate two members of the Board of Directors of Oren. These rights terminated upon closing of the Merger.

(6)
From July 2002 to March 2003, Moshe Fourier, Vice President and Chief Technology Officer of Elron Electronic Industries Ltd. ("Elron"), was seconded by Elron to Oren in the capacity of acting chief executive officer. In addition, Mr. Fourier was chairman of the Oren Board of Directors from April 15, 2003 until closing of the Merger.

(7)
Prior to the acquisition of Oren by Zoran, Israel Corporation Ltd. and Israel Corporation-Technologies (ICTech) Ltd., had the right to designate one member of the Board of Directors of Oren. These rights terminated upon closing of the Merger.

(8)
Prior to the acquisition of Oren by Zoran, these selling stockholders as a single group had the right to designate one member of the Board of Directors of Oren. These rights terminated upon closing of the Merger.

(9)
Orcland, Inc. is an affiliate of Sony Corporation, a customer of Zoran and Oren, and, prior to the acquisition of Oren by Zoran, had the right to have a designated observer attend meetings of the Oren Board of Directors. These rights terminated upon closing of the Merger.

DESCRIPTION OF CAPITAL STOCK

        Zoran's authorized capital stock consists of 105,000,000 shares of common stock, $.001 par value per share, and 3,000,000 shares of preferred stock, $.001 par value per share.

Common Stock

        As of June 10, 2005, there were approximately 43,555,598 shares of Zoran common stock outstanding.

        The holders of Zoran common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by Zoran's board of directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of Zoran, holders of Zoran common stock are entitled to share ratably in the assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock. Holders of Zoran common stock have no preemptive, conversion or redemption rights. All of the outstanding shares of Zoran common stock are fully paid and non-assessable.

Preferred Stock

        Up to 3,000,000 shares of Zoran preferred stock are authorized for issuance. Zoran's board of directors has the authority, without further action by the stockholders, to issue the undesignated preferred stock in one or more series and to fix the designations, powers, preferences, privileges and relative participating, optional or special rights and the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. Zoran's board of directors, without stockholder approval, can issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control of Zoran or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of the common stock.

Antitakeover Provisions

  Delaware Law

        Zoran is be subject to Section 203 of the Delaware General Corporation Law regulating corporate takeovers, which prohibits a Delaware corporation from engaging in any business combination with an "interested stockholder," unless:

  •
  prior to the date of the transaction, the Board of Directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  •
  the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers, and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

        Except as otherwise specified in Section 203, an "interested stockholder" is defined to include (a) any person that is the owner of 15% or more of the outstanding voting securities of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination and (b) the affiliates and associates of any such person.

  Certificate of Incorporation and Bylaws

        Zoran's certificate of incorporation and bylaws contain provisions that could make it more difficult for a third party to acquire us. These include provisions:

  •
  authorizing the issuance of up to 3,000,000 shares of "blank check" preferred stock;

  •
  eliminating stockholders' rights to call a special meeting of stockholders; and

  •
  requiring advance notice of any stockholder nominations of candidates for election to our board of directors.

Transfer Agent and Registrar

        The transfer agent and registrar for the common stock is American Stock Transfer and Trust Company.

PLAN OF DISTRIBUTION

        We are registering the shares of common stock on behalf of the selling stockholders. We will not receive any of the proceeds of the sale of the common stock offered by this prospectus. The common stock may be sold from time to time to purchasers:

  •
  directly by the selling stockholders; or

  •
  through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or the purchasers of the common stock.

        The selling stockholders and any such broker-dealers or agents who participate in the distribution of the common stock may be deemed to be "underwriters." As a result, any profits on the sale of the common stock by the selling stockholders and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. If the common stock is sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent's commissions. Underwriters and purchasers that are deemed underwriters under the Securities Act may engage in transactions that stabilize, maintain or otherwise affect the price of the securities, including the entry of stabilizing bids or syndicate covering transactions or the imposition of penalty bids.

        The common stock may be sold in one or more transactions at:

  •
  fixed prices;

  •
  prevailing market prices at the time of sale;

  •
  varying prices determined at the time of sale; or

  •
  negotiated prices.

        These sales may be effected:

  •
  in transactions on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of the sale, including the Nasdaq National Market;

  •
  in the over-the-counter market;

  •
  in crosses or block transactions;

  •
  in private transactions;

  •
  through options;

  •
  by pledge to secure debts and other obligations; or

  •
  by a combination of any of the foregoing transactions.

        The selling stockholders may use any one or more of the following methods, without limitation, when selling or disposing their shares of common stock:

  •
  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

  •
  block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  purchases by a broker-dealer as principal and resales by the broker-dealer for its own account;

  •
  privately negotiated transactions;

  •
  transactions to cover short sales;

  •
  one or more underwritten offerings on a firm commitment or best efforts basis;

  •
  a combination of any of the foregoing methods; or

  •
  any other legally available means.

        In connection with the sale of our common stock, selling stockholders or their successors in interest may enter into derivative or hedging transactions with brokers, dealers or others, who in turn may engage in short sales of the shares in the course of hedging the positions they assume; or sell short or deliver shares to close out positions. The selling stockholders or their successors in interest may also enter into option or other transactions with broker-dealers that require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or transfer these shares through this prospectus.

        In addition, any shares of common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A under the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

        The selling stockholders may transfer the shares to a transferee, pledgee, donee or successor. If they default in the performance of their secured obligations, the transferee, pledgee, donee or successor may offer and sell the common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending, if required, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholder under this prospectus.

        At the time a particular offering of our common stock is made, if required, a supplement to this prospectus or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part, will be distributed which will set forth, with respect to the particular offering, the aggregate amount of common stock being offered, the offering price and the other material terms of the offering, the name or names of any underwriters, broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers, that such broker-dealer(s) did not conduct any investigation to verify the information set forth in this prospectus and other facts material to the transaction not previously disclosed. Each broker-dealer that receives the common stock for its own account pursuant to this prospectus must acknowledge that it will deliver the prospectus and any prospectus supplement in connection with any sale of common stock. If required, this prospectus may be amended or supplemented on a continual basis to describe a specific plan of distribution.

        The selling stockholders and any other persons participating in such distribution will be subject to the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the common stock by the selling stockholders and any other such person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to the particular common stock being distributed for a period of up to five business days prior to the commencement of such distribution. In addition, the anti-manipulation rules under the Exchange Act may apply to sales of the securities in the market. All of the foregoing may affect the marketability of the securities and the ability of any person to engage in market-making activities with respect to the securities.

        We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of:

  •
  such time as all of the shares held by the selling stockholders have been sold by the selling stockholders; and

  •
  such time as the selling stockholders may sell all of the shares held by the selling stockholders without registration pursuant to Rule 144(k) under the Securities Act.

        We have agreed to pay all of the expenses incidental to the registration of the common stock covered by the prospectus, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or "blue sky" laws. The selling stockholders will bear all underwriting discounts and commissions incurred in connection with the offering and sale of the common stock to the public.

        We have agreed to indemnify the selling stockholders against certain civil liabilities in accordance with the Merger Agreement. We may be indemnified by the selling stockholders against certain civil liabilities that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the Merger Agreement.

LEGAL MATTERS

        The validity of the securities offered hereby will be passed upon for us by our counsel, DLA Piper Rudnick Gray Cary US LLP, East Palo Alto, California.

EXPERTS

        The financial statements as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control over Financing Reporting) as of December 31, 2004 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed a registration statement on Form S-1 under the Securities Act with the Securities and Exchange Commission (the "SEC"). This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are a part of the registration statement. For further information with respect to us and our securities, please refer to the registration statement and the exhibits and schedules filed with it. You may read and copy any document which we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549.

        We are also subject to the information and periodic reporting requirements of the Exchange Act. We file reports, proxy statements, and other information with the SEC to comply with the Exchange Act. These reports, proxy statements, and other information can be inspected and copied on the Internet at http://www.sec.gov; and at the Public Reference Room of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 to obtain information regarding the operation of the Public Reference Room.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Zoran Corporation

        We have completed an integrated audit of Zoran Corporation's 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2004 and audits of its 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

        In our opinion, the consolidated financial statements listed in the accompanying index, present fairly, in all material respects, the financial position of Zoran Corporation and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

        Also, in our opinion, management's assessment, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A, that the Company maintained effective internal control over financial reporting as of December 31, 2004 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

        A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PRICEWATERHOUSECOOPERS LLP

San Jose, California
March 31, 2005

ZORAN CORPORATION

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	December 31, 2004	December 31, 2003
ASSETS
Current assets:
Cash and cash equivalents	$37,435	$47,994
Short-term investments	32,978	78,372
Accounts receivable, net of allowance for doubtful accounts of $1,409 and $1,234, respectively	59,863	65,224
Inventory	50,033	16,805
Prepaid expenses and other current assets	14,130	12,151

Total current assets	194,439	220,546
Property and equipment, net	17,190	20,029
Other assets and investments	68,619	73,686
Goodwill	150,151	119,091
Intangible assets, net	168,882	188,885

	$599,281	$622,237

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$34,017	$29,038
Accrued expenses and other liabilities	51,102	44,698

Total current liabilities	85,119	73,736

Other long-term liabilities	13,535	14,222
Stockholders' equity:
Common stock, $0.001 par value; 105,000,000 shares authorized at December 31, 2004 and December 31, 2003; 43,195,432 shares issued and outstanding as of December 31, 2004; and 42,347,584 shares issued and outstanding as of December 31, 2003	43	42
Additional paid-in capital	705,661	703,812
Deferred stock-based compensation	(2,791)	(13,014)
Accumulated other comprehensive income (loss)	1,538	(91)
Accumulated deficit	(203,824)	(156,470)

Total stockholders' equity	500,627	534,279

	$599,281	$622,237

The accompanying notes are an integral part of these consolidated financial statements.

ZORAN CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Year Ended December 31,
	2004	2003	2002
Revenues:
Hardware product revenues	$315,697	$200,239	$141,314
Software and other revenues	63,167	16,289	7,803

Total revenues	378,864	216,528	149,117

Costs and expenses:
Cost of hardware product revenues	226,235	131,051	86,904
Research and development	82,245	40,402	22,083
Selling, general and administrative	67,086	41,748	24,856
Amortization of intangible assets	45,358	18,950	8,151
Deferred stock compensation	4,051	6,281	292
Restructuring expense	746	—	—
In-process research and development	—	50,100	—

Total costs and expenses	425,721	288,532	142,286

Operating income (loss)	(46,857)	(72,004)	6,831
Interest income	1,307	5,388	7,053
Other income (loss), net	(264)	1	(6,614)

Income (loss) before income taxes	(45,814)	(66,615)	7,270
Provision for income taxes	1,540	1,363	1,572

Net income (loss)	$(47,354)	$(67,978)	$5,698

Basic net income (loss) per share	$(1.11)	$(2.05)	$0.21

Diluted net income (loss) per share	$(1.11)	$(2.05)	$0.20

Shares used to compute basic net income (loss) per share	42,788	33,231	27,095

Shares used to compute diluted net income (loss) per share	42,788	33,231	28,629

The accompanying notes are an integral part of these consolidated financial statements.

ZORAN CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in thousands)

	Common Stock					Accumulated Other Comprehensive Income (Loss)
			Additional Paid-In Capital		Deferred Stock-Based Compensation		Accumulated Deficit
	Shares	Amount		Warrants				Total
Balance at December 31, 2001	26,703	$27	$391,665	$717	$(375)	$(6)	$(94,190)	$297,838
Issuance of common stock	692	—	6,670	—	—	—	—	6,670
Expiration of warrant	—	—	717	(717)	—	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	292	—	—	292
Change in unrealized gain (loss) on securities available for sale	—	—	—	—	—	514	—	514
Net Income	—	—	—	—	—	—	5,698	5,698

Balance at December 31, 2002	27,395	27	399,052	—	(83)	508	(88,492)	311,012
Issuance of common stock	1,773	2	19,865	—	—	—	—	19,867
Issuance of common stock in conjunction with the acquisition of Oak Technology, Inc.	13,180	13	227,449	—	—	—	—	227,462
Issuance of stock options in conjunction with the acquisition of Oak Technology, Inc.	—	—	57,446	—	(19,212)	—	—	38,234
Amortization of deferred stock-based compensation	—	—	—	—	6,281	—	—	6,281
Change in unrealized gain (loss) on securities available for sale	—	—	—	—	—	(599)	—	(599)
Net loss	—	—	—	—	—	—	(67,978)	(67,978)

Balance at December 31, 2003	42,348	42	703,812	—	(13,014)	(91)	(156,470)	534,279
Issuance of common stock	847	1	8,021	—	—	—	—	8,022
Amortization of deferred stock-based compensation, net	—	—	(6,172)	—	10,223	—	—	4,051
Change in unrealized gain (loss) on securities available for sale	—	—	—	—	—	1,629	—	1,629
Net loss	—	—	—	—	—	—	(47,354)	(47,354)

Balance at December 31, 2004	43,195	$43	$705,661	$—	$(2,791)	$1,538	$(203,824)	$500,627

The accompanying notes are an integral part of these consolidated financial statements.

ZORAN CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2004	2003	2002
Cash flows from operating activities:
Net income (loss)	$(47,354)	$(67,978)	$5,698
Adjustments to reconcile net income (loss) to net cash provided by operations:
Depreciation and amortization	9,754	6,367	3,247
Amortization of intangible assets	45,358	18,950	8,151
Amortization of deferred stock compensation	4,051	6,281	292
In-process research and development	—	50,100	—
Investment impairment charges	—	—	6,045
Allowance for doubtful accounts	175	640	125
Allowance for inventory	14,680	1,653	790
Realized loss on exchange of marketable securities	—	—	696
Changes in current assets and liabilities, net of effect of acquisitions:
Accounts receivable	5,188	(23,126)	(2,218)
Inventory	(47,022)	(2,096)	2,205
Prepaid expenses and other current assets and other assets	(6,600)	11,416	(1,349)
Accounts payable	4,595	11,942	(7,816)
Accrued expenses and other liabilities	2,135	(5,370)	2,812

Net cash provided by (used in) operating activities	(15,040)	8,779	18,678

Cash flows from investing activities:
Capital expenditures for property and equipment	(8,401)	(6,165)	(1,983)
Proceeds from sale of property and equipment	978	—	—
Purchases of investments	(117,209)	(161,028)	(155,354)
Proceeds from sales and maturities of investments	175,252	205,192	144,990
Purchases of intellectual property	—	(3,218)	(1,681)
Purchases of long-term equity investments	—	(3,500)	—
Acquisition of Emblaze, net of cash acquired	(54,161)	—	—
Acquisition of Oak Technology, Inc., net of cash acquired	—	(40,840)	—

Net cash used in investing activities	(3,541)	(9,559)	(14,028)

Cash flows from financing activities:
Proceeds from issuance of common stock	8,022	19,867	6,670
Installment payment on purchased core technology	—	(2,700)	—

Net cash provided by financing activities	8,022	17,167	6,670

Net increase in cash and cash equivalents	(10,559)	16,387	11,320
Cash and cash equivalents at beginning of period	47,994	31,607	20,287

Cash and cash equivalents at end of period	$37,435	$47,994	$31,607

Supplemental information:
Fair value of stock options assumed in Oak acquisition	$—	$57,446	$—

Fair value of stock issued in Oak acquisition	$—	$227,462	$—

Purchases of intellectual property included in accounts payable and accrued expenses	$—	$—	$3,900

The accompanying notes are an integral part of these consolidated financial statements.

ZORAN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—THE COMPANY

        Zoran Corporation ("Zoran" or the "Company") was incorporated in California in December 1981 and reincorporated in Delaware in November 1986. Zoran develops and markets integrated circuits, integrated circuit cores and embedded software used by original equipment manufacturers, or OEMs, in digital audio and video products for commercial and consumer markets, digital television applications as well as digital imaging products. Current applications incorporating Zoran's products and IP include digital versatile disc, or DVD, players and recorders, digital cameras, professional and consumer video editing systems, digital speakers and audio systems, applications that enable the delivery and display of digital video content through a set top box or television as well as digital imaging products consisting of semiconductor hardware and software that enable users to print, scan, process and transmit documents to computer peripherals that perform printing functions. The Company operates in four industry segments; DVD, Imaging, Mobile and Digital Television.

Restatement

        In connection with the review and evaluation of the effectiveness of our internal control over financial reporting undertaken pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, management discovered that excess stock compensation expenses had been recognized during the quarters ended March 31, June 30 and September 30, 2004. The compensation expense was related to options that we had assumed as part of our acquisition of Oak Technology, Inc. in 2003. Under purchase accounting, part of the cost relating to the acquisition was attributed to the assumed options and was to be recognized over time as the options continued to vest, based on each option holder's continued employment with Zoran. If an option holder's employment terminated before the option was fully vested, vesting would cease, and we would no longer recognize compensation expense related to that option. At the time of the acquisition, a schedule was prepared detailing the terms of each assumed option; however, the names of the option holders were omitted from the schedule for reasons of confidentiality. After the acquisition was completed, we did not update our personnel or financial records to include the omitted information. As a result, the Company improperly recognized deferred stock compensation expenses relating to options that had been held by former Oak employees after the vesting of such options had ceased, and did not reverse stock based compensation expense recognized in excess of amounts that actually vested.

        To correct this error, we have restated the financial results that we previously reported for the quarters ended March 31, June 30 and September 30, 2004. For information about the effects of the restatement, see Selected Quarterly Financial Information included in Item 8 of this annual report. The effect of the error on periods in 2003 was not material, and therefore, no adjustment was made for such periods. The financial information included in Form 10-Q and Form 8-K reports previously filed or furnished by Zoran for these periods should not be relied upon and are superceded by the information in this Form 10-K.

Risk and Uncertainties

        The Company performs research and development and generates a significant portion of its sales from its operations located in the State of Israel. A significant number of the Company's full-time employees are located in Israel, including a portion of the Company's research and development personnel. Therefore, the Company is directly affected by the political, economic and military conditions to which that country is subject.

        The semiconductor business is highly cyclical and has been subject to significant downturns at various times that have been characterized by diminished product demand, decreased production, overcapacity, and accelerated erosion of average selling prices. As such, the selling price that the Company is able to command for its products is highly dependent on industry-wide production capacity and demand. Both of these factors could result in rapid deviations in product pricing and, therefore, could adversely affect the Company's operating results.

        The Company's revenues may be impacted by its ability to obtain adequate wafer supplies from its foundries. The foundries with which the Company currently has arrangements, together with any additional foundry at which capacity might be obtained, may not be willing or able to satisfy all of the Company's manufacturing requirements on a timely basis at favorable prices. In addition, the Company could experience delays in qualifying new products and in ramping-up new product production. The Company is also subject to the risks of service disruptions, raw material shortages and price increases by its foundries.

        The Company depends on independent subcontractors to assemble and test our products. The Company's reliance on these subcontractors involves the following significant risks:

  •
  control over delivery schedules and quality;

  •
  potential lack of adequate capacity during periods of strong demand;

  •
  selecting and integrating new subcontracts;

  •
  increase in prices due to capacity shortages and other factors; and

  •
  misappropriation of the Company's intellectual property.

Principles of consolidation and basis of presentation

        The consolidated financial statements include the accounts of Zoran and all of its subsidiaries. Intercompany transactions and balances have been eliminated in consolidation.

Reclassifications

        Certain prior period amounts have been reclassified to conform to the current period presentation.

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES

        Zoran has adopted accounting policies which are generally accepted in the industry in which it operates. The following is a summary of the Company's significant accounting policies.

Use of estimates

        The preparation of these financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates, although such differences are not expected to be material to the consolidated financial statements.

Translation of foreign currencies

        The majority of the Company's purchasing and sales transactions are denominated in US dollars, which is considered to be the functional currency of the Company and its subsidiaries. The Company has not experienced material losses or gains as a result of currency exchange rate fluctuations and has not engaged in hedging transactions to reduce its exposure to such fluctuations. The Company may take action in the future to reduce its foreign exchange risk. Monetary assets and liabilities of the Company's foreign subsidiaries are remeasured into U.S. dollars from the local currency at rates in effect at period-end and non-monetary assets and liabilities are remeasured at historical rates. Revenues and expenses are remeasured at average rates during the period. In accordance with Statement of Financial Accounting Standards No. 52, gains and losses arising from the remeasurement of local currency financial statements are included in other income (loss), net and have not been significant for all periods presented.

Revenue recognition

        The Company's policy is to recognize revenue from product sales upon shipment, provided that persuasive evidence of an arrangement exists, the price is fixed and determinable, collectibility is reasonably assured and legal title and risk of ownership has transferred. A provision for estimated future returns and potential warranty liability is recorded at the time revenue is recognized. Warranty expenses in 2004, 2003 and 2002, were immaterial. Development revenue under development contracts is recognized as the services are performed based on the specific deliverables outlined in each contract. Amounts received in advance of performance under contracts are recorded as deferred revenue and are recognized when our obligations have been met. Costs associated with development revenues are included primarily in research and development expenses. The Company recognizes software license revenues in accordance with the provisions of Statement of Position (SOP) 97-2, Software Revenue Recognition, as amended by SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions. Software license agreements typically include obligations to provide maintenance and other support over a fixed term and allows for renewal of maintenance on an annual basis. The Company determines that the fair value of its maintenance obligations with reference to substantive renewal rates within the agreement or objective evidence of fair value as required under SOP 97-2. Maintenance and support revenue is recognized ratably over the term of the arrangement. In addition, the Company also receives royalty revenues based on per unit shipments of products embedding our software which is recognized by the Company upon receipt of a royalty report from the customer, typically one quarter in arrears.

Research and development costs

        Costs related to the conceptual formation and design of internally developed software are expensed as research and development as incurred. It is the Company's policy that certain internal software development costs incurred after technological feasibility has been demonstrated and which meet recoverability tests are capitalized and amortized over the estimated economic life of the product. To date, the Company has incurred no significant internal software development costs which meet the criteria for capitalization.

Cash equivalents and investments

        All highly liquid investments purchased with an original maturity of 90 days or less are considered to be cash equivalents.

        All of Zoran's investments in marketable securities are classified as available-for-sale and, therefore, are reported at fair value with unrealized gains and losses, net of related tax, if any, included as accumulated other comprehensive income (loss), a component of stockholders' equity. Gains and losses realized upon sales of all such securities are reported in interest income. See Note 3.

        When the fair value of an investment declines below its amortized cost, we consider all available evidence to evaluate whether an other-than-temporary decline in value has occurred. Among other things, we consider the duration and extent to which the market value has declined relative to our cost basis, the economic factors influencing the markets, the relative performance of the investee and its near-term prospects.

        At December 31, 2004, the Company's marketable securities included commercial paper with maturities of less than one year and marketable equity securities. Investments in marketable securities also included bonds and medium term notes with maturities greater than one year, which are included in other assets and investments, and amounted to $52.8 million and $63.8 million at December 31, 2004 and 2003, respectively. See Note 3.

        Other assets and investments also include investments in non-marketable securities which are accounted for on the cost basis and amounted to $4.7 million at December 31, 2004 and 2003. The Company records an investment impairment charge when the fair value of an investment declines below its cost basis. In making this determination the Company considers all available evidence including the historical and projected financial performance and recent funding events which are ascertained from an investee. In 2002, the Company recorded $2.4 million in such impairment charges. There were no such charges in 2004 or 2003.

Concentration of credit risk of financial instruments

        Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, investments in marketable securities, non-marketable equity securities and trade accounts receivable. The Company places its cash in banks and cash equivalents consist primarily of certificates of deposit and commercial paper. The Company's marketable securities portfolio consists primarily of auction rate securities, stock, corporate bonds, short and medium term notes, Euro dollar bonds and US Government securities. The Company, by policy, limits the amount of its credit exposure through diversification and restricting its investments to highly rated securities. Individual securities are limited to comprising no more than 5% of the portfolio value. Highly rated securities are defined as having a minimum Moody or Standard & Poor's rating of A1 or A+, respectively. The average maturity of the portfolio is restricted to less than 365 days. The Company has not experienced any significant losses on its cash equivalents or short-term investment.

        The Company markets integrated circuits and technology to manufacturers and distributors of electronic equipment primarily in North America, Europe and the Pacific Rim. The Company performs ongoing credit evaluations of its customers' financial condition and limits the amount of credit extended when deemed necessary, but generally does not require collateral. Management believes that any risk of loss is significantly reduced due to the diversity of its customers and geographic sales areas. As of December 31, 2004, two customers accounted for approximately 27% and 13% of the net accounts receivable balance, respectively. As of December 31, 2003, two customers accounted for approximately 14% and 10% of the net accounts receivable balance, respectively.

Inventory

        Inventories are stated at the lower of standard cost (which approximates actual cost on a first-in, first-out basis) or market. Market is based on estimated net realizable value. The Company writes down inventories to net realizable value based on forecasted demand and market conditions. Inventory write-downs are not reversed and permanently reduce the cost basis of the affected inventory until such inventory is sold or scrapped.

Property and equipment

        Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of three to five years. Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful lives of the assets or the remaining term of the lease.

Goodwill

        The Company adopted Financial Accounting Standards Board ("FASB") Statement No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142") as of January 1, 2002. SFAS 142 changed the accounting for goodwill from an amortization method to an impairment only approach. In connection with the adoption of SFAS 142, the Company conducted a transitional goodwill impairment assessment based on its structure as one reporting unit and determined that no impairment existed at January 1, 2002. Following the acquisition of Oak Technology, Inc. in the third quarter of 2003, the Company restructured its operations into four reporting units. During 2004, 2003 and 2002, the Company also completed its annual impairment assessments and determined that no impairment existed.

Other intangibles

        Acquired technology is amortized to expense on a straight-line basis over two to five years. Other intangible assets recorded in connection with the acquisitions of PixelCam, Inc., Nogatech, Inc., Oak Technology, Inc. and Emblaze Semiconductor, Ltd. are amortized on a straight-line basis over the estimated periods of benefit, which range between three and five years.

Long-lived assets

        The Company evaluates the recoverability of its long-lived assets, other than goodwill, whenever events or changes in circumstance indicate the carrying amounts of the assets may not be recoverable. The Company evaluates assets by comparing expected undiscounted cash flows to the carrying value of the related assets. If the expected undiscounted cash flows are less than the carrying value of the assets, the Company recognizes an impairment charge based on the fair value of the assets. To date, the Company has not recorded any impairment charges against the value of its long-lived assets.

Fair value of financial instruments

        The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying amounts for cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities approximate their respective fair values because of the short-term maturity of these items.

Research and Development

        Research and development expenses are charged to operations as incurred.

Income taxes

        The Company follows the liability method of accounting for income taxes which requires recognition of deferred tax liabilities and assets for the expected future tax consequence of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities.

        For the years ended December 31, 2004 and 2003, the provision for income taxes reflects the effective tax rate applied to earnings, excluding charges related to the amortization of goodwill and the write-off of acquired in-process research and development, for the periods. The effective tax rate differs from the U.S. statutory rate due to utilization of net operating losses and State of Israel tax benefits on foreign earnings. The provision includes primarily taxes on income in excess of net operating loss carryover limitations and foreign withholding taxes.

Earnings per share

        In accordance with Statement of Financial Accounting Standards No. 128, Zoran reports Earnings per Share ("EPS"), both basic and diluted, on the statement of operations. Basic EPS is based upon the weighted average number of common shares outstanding. Diluted EPS is computed using the weighted average common shares outstanding plus any potential common stock, except when their effect is anti-dilutive. Potential common stock includes common stock issuable upon the exercise of stock options and warrants. See Note 13.

Stock compensation

        The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees" and related interpretations. Under APB 25, compensation expense is recognized based on the difference, if any, on the date of grant between the fair value of the Company's stock and the amount an employee must pay to acquire the stock. The compensation expense is recognized over the periods the employee performs the related services, generally the vesting period of four years, consistent with the multiple option method described in FASB Interpretation No. 28 ("FIN 28"). Except for options assumed as part of acquisitions, no other stock-based employee compensation cost is reflected in net income as all other options granted under our plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

Fair Value Disclosures

        Had compensation cost for the Company's option and stock purchase plans been determined based on the fair value at the grant dates, as prescribed in SFAS 123, the Company's net loss and net loss per share for each of the three years ended December 31, 2004, would have been as follows (in thousands, except per share data):

	Year ended December 31,
	2004	2003	2003
Net income (loss) as reported	$(47,354)	$(67,978)	$5,698
Adjustments:
Stock-based employee compensation expense included in net loss	4,051	6,281	292
Stock-based employee compensation expense determined under the fair value method	(39,693)	(34,714)	(24,681)

Pro forma net loss	$(82,996)	$(96,411)	$(18,691)

Pro forma net loss per share:
Basic	$(1.94)	$(2.90)	$(0.69)

Diluted	$(1.94)	$(2.90)	$(0.69)

Net income (loss) per share as reported:
Basic	$(1.11)	$(2.05)	$0.21

Diluted	$(1.11)	$(2.05)	$0.20

        The Company provides information regarding the methodology and assumptions used for the above pro forma disclosure in Note 11.

Segment reporting

        Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosures about Segments of an Enterprise and Related Information," designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. SFAS 131 also requires disclosures about products and services, geographic areas, and major customers. The Company operates in four reportable segments offering different product lines to each of its target markets: Digital Versatile Disc (DVD), Digital Television (DTV), Imaging and Mobile.

Comprehensive income (loss)

        Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstance from non-owner sources. Comprehensive income (loss) includes unrealized gains and losses on available-for-sale securities.

        The following are the components of comprehensive income (loss) (in thousands):

	Year ended December 31,
	2004	2003	2002
Net loss	$(47,354)	$(67,978)	$5,698
Change in unrealized gain (loss) on investments, net	1,629	(599)	514

Total comprehensive income (loss)	$(45,725)	$(68,577)	$6,212

        The components of accumulated other comprehensive income (loss) as of December 31, 2004, 2003 and 2002 consisted of the unrealized gain (loss) on marketable securities, net of related taxes.

Recent accounting pronouncements

        In March 2004, the FASB issued EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," which provides new guidance for assessing impairment losses on debt and equity investments. Additionally, EITF Issue No. 03-1 includes new disclosure requirements for investments that are deemed to be temporarily impaired. In September 2004, the FASB delayed the accounting provisions of EITF Issue No. 03-1. The Company will evaluate the effect, if any, of EITF Issue No. 03-1 when final guidance is released.

        In June 2004, the FASB issued EITF Issue No. 02-14, "Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock." EITF Issue No. 02-14 addresses whether the equity method of accounting applies when an investor does not have an investment in voting common stock of an investee but exercises significant influence through other means. EITF Issue No. 02-14 states that an investor should only apply the equity method of accounting when it has investments in either common stock or in-substance common stock of a corporation, provided that the investor has the ability to exercise significant influence over the operating and financial policies of the investee. The accounting provisions of EITF Issue No. 02-14 are effective for the first quarter of fiscal 2005. The Company is still addressing this issue, but does not expect the adoption of EITF Issue No. 02-14 to have a material impact on its consolidated financial position, results of operations or cash flows.

        In November 2004, the FASB issued FASB Statement No. 151, "Inventory Costs, an Amendment of ARB No. 43, Chapter 4" ("FAS No. 151"). The amendments made by FAS No. 151 are intended to improve financial reporting by clarifying that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and by requiring the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004. The provisions of FAS No. 151 will be applied prospectively. The Company does not expect the adoption of FAS No. 151 to have a material impact on its consolidated financial position, results of operations or cash flows.

        In December 2004, the FASB issued FASB Statement No. 123R, "Share-Based Payment, an Amendment of FASB Statement No. 123" ("FAS No. 123R"). FAS No. 123R requires companies to recognize in the statement of operations the grant-date fair value of stock options and other equity-based compensation issued to employees. SFAS No. 123R requires the use of an option pricing model for estimating fair value, which is amortized to expense over the service periods. FAS No. 123R is effective for fiscal periods beginning after June 15, 2005. SFAS No. 123R allows for either prospective recognition of compensation expense or retrospective recognition, which may be back to the original issuance of SFAS No. 123, or only to interim periods in the year of adoption. Management is currently evaluating the impact of adopting SFAS 123R; however, it believes the adoption of SFAS No. 123R will have a significant impact on net income (loss) and net income (loss) per share. The impact on our financial statements will be dependent on the transition method, the option-pricing model used to compute fair value and the inputs to that model such as volatility and expected life. The pro-forma disclosures of the impact of SFAS 123 provided in Note 1 to the Consolidated Financial Statements may not be representative of the impact of adopting SFAS 123R.

        In December 2004, the FASB issued FASB Statement No. 153, "Exchanges of Nonmonetary Assets." The Statement is an amendment of APB Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The Company believes that the adoption of this standard will not have a material impact on its consolidated financial position, results of operations or cash flows.

NOTE 3—MARKETABLE SECURITIES

        The Company's portfolio of marketable securities at December 31, 2004 was as follows (in thousands):

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Corporate bonds	$22,612	$—	$(377)	$22,235
Short/medium term notes	8,630	1	(42)	8,589
U.S. government securities	38,690	—	(428)	38,262
Foreign bonds	9,709	9	(99)	9,619
Auction rate securities	2,700	—	—	2,700
Marketable equity securities	1,624	2,744	—	4,368

Total marketable securities	83,965	2,754	(946)	85,773
Less amounts classified as long term assets	(53,403)	(10)	618	(52,795)

Total	$30,562	$2,744	$(328)	$32,978

The Company's portfolio of marketable securities at December 31, 2003 was as follows (in thousands):

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Corporate bonds	$87,147	$89	$(1,274)	$85,962
Short/medium term notes	15,462	41	(13)	15,490
U.S. government securities	11,800	30	—	11,830
Foreign bonds	7,245	13	—	7,258
Auction rate securities	18,925	—	—	18,925
Marketable equity securities	1,709	1,013	—	2,722

Total marketable securities	142,288	1,186	(1,287)	142,187
Less amounts classified as long term assets	(64,099)	(55)	339	(63,815)

Total	$78,189	$1,131	$(948)	$78,372

        Gross realized gains on the sales of marketable securities were $94,000, $43,000 and $165,000 in 2004, 2003 and 2002, respectively. Gross realized losses on sales of marketable securities were $104,000, $20,000 and $104,000 in 2004, 2003 and 2002, respectively.

        In 2002, the Company recorded a non-cash loss of $696,000 realized upon the conversion of equity securities in conjunction with the acquisition of an investee as a result of the acquisition by Roxio, Inc. of MGI Software Inc. As of the date of the acquisition, the Company held approximately 373,000 shares of MGI common stock. Upon consummation of the acquisition, the Company's MGI common stock was exchanged for 18,843 shares of Roxio common stock. In connection with the exchange, the Company recorded a realized loss of $696,000 and established a new cost basis of the Roxio common stock equal to its fair value on the date of the exchange. During 2004, the Roxio common stock was sold resulting in a gain of $85,000 which was recorded as a component of other income.

        At the end of 2002, the Company recorded $3.6 million in non-cash impairment charges for marketable equity securities that were determined to be other than temporarily impaired as the quoted market price of the related securities dropped below its carrying value for an extended period of time. There were no such impairment charges in 2004 or 2003.

        Interest income on marketable securities was $1.3 million, $5.4 million, $7.1 million for the years ended December 31, 2004, 2003 and 2002, respectively.

NOTE 4—BALANCE SHEET COMPONENTS (in thousands)

	December 31,
Accounts receivable:
	2004	2003
Trade	$61,272	$66,253
Unbilled	—	205
Less: allowance	(1,409)	(1,234)

	$59,863	$65,224

        Unbilled accounts receivable consists of development revenue recognized, but not yet billed. The Company bills development revenue when contract milestones are achieved. During 2003 and 2002, we wrote-off $989,000 and $180,000, respectively, against the allowance for doubtful accounts. There were no such write-offs during 2004.

	December 31,
Inventory:
	2004	2003
Purchased parts and work in process	$23,959	$5,701
Finished goods	26,074	11,104

	$50,033	$16,805

	December 31,
Property and equipment:
	2004	2003
Computer equipment	$17,492	$17,556
Office equipment and furniture	2,102	1,733
Machinery and equipment	3,293	2,059
Software	19,307	13,602
Building and leasehold improvements	3,301	3,822

	45,495	38,772
Less: accumulated depreciation and amortization	(28,305)	(18,743)

	$17,190	$20,029

	December 31,
Accrued expenses and other liabilities:
	2004	2003
Accrued payroll and related expenses	$10,052	$8,720
Accrued royalties	4,400	2,466
Taxes payable	13,220	14,596
Deferred revenue	7,334	3,398
Note payable	—	4,000
Other accrued liabilities	16,096	11,518

	$51,102	$44,698

NOTE 5—OTHER INCOME (LOSS), NET

        The following table provides the components of other income (loss), net (in thousands):

	Year ended December 31,
	2004	2003	2002
Investment impairment charges on marketable equity securities	$—	$—	$(3,595)
Investment impairment charges on non-marketable equity securities	—	—	(2,450)
Realized loss on marketable equity securities	—	—	(696)
Other	(264)	1	127

	$(264)	$1	$(6,614)

        See Note 3 regarding investment impairment charges on marketable equity securities and realized loss on marketable equity securities. See Note 2 regarding investment impairment charges on non-marketable equity securities.

NOTE 6—GOODWILL AND OTHER INTANGIBLE ASSETS

        In accordance with SFAS 142, goodwill is not amortized. The Company monitors the recoverability of goodwill recorded in connection with acquisitions, by reporting unit, annually, or sooner if events or changes in circumstances indicate that the carrying amount may not be recoverable. For each of the years ended December 31, 2004, 2003 and 2002, the Company performed the annual analysis and concluded that goodwill was not impaired, as the fair value of each reporting unit exceeded its carrying value, including goodwill.

Components of Acquired Intangible Assets (in thousands):

	Life (Years)	Gross Carrying Amount	December 31, 2004 Accumulated Amortization	Net Balance	Gross Carrying Amount	December 31, 2003 Accumulated Amortization	Net Balance
Amortized intangible assets:
Purchased technology	2-3	$188,505	$(67,139)	$121,366	$176,720	$(31,792)	$144,928
Patents	3-5	40,265	(10,457)	29,808	27,900	(2,996)	24,904
Customer base	3-5	13,010	(4,739)	8,271	13,010	(2,450)	10,560
Tradename and others	3-5	2,100	(1,161)	939	2,100	(900)	1,200
Purchased core technology*	4-5	12,679	(4,181)	8,498	8,799	(1,506)	7,293

Total		$256,559	$(87,677)	$168,882	$228,529	$(39,644)	$188,885

(*)
The Company records the amortization of purchased core technology as cost of product sales.

        Estimated future intangible amortization expense, based on current balances, as of December 31, 2004 is as follows (in thousands):

Year ending December 31,	Amount
2005	$53,005
2006	51,194
2007	43,112
2008	21,571

Total	$168,882

        Changes in the carrying amount of goodwill for the year ended December 31, 2004 are as follows (in thousands):

Amount
Balance at December 31, 2002	$59,131
Acquisition of Oak Technology, Inc.	59,960

Balance at December 31, 2003	119,091
Adjustment to goodwill related to acquisition of Oak.	181
Acquisition of Emblaze Semiconductor	30,879

Balance at December 31, 2004	$150,151

        Goodwill by reporting unit at December 31, 2004 and 2003 were as follows (in thousands):

	December 31, 2004	December 31, 2003
DVD	$63,855	$63,855
Imaging	6,177	5,996
Mobile	62,131	31,252
DTV	17,988	17,988

	$150,151	$119,091

NOTE 7—RESEARCH AND DEVELOPMENT ARRANGEMENTS

        The Company is a party to certain research and development agreements with the Chief Scientist in Israel's Ministry of Industry and Trade Department (the "Chief Scientist") and the Israel-United States Binational Industrial Research and Development Foundation ("BIRDF"), which fund up to 50% of incurred project costs for approved products up to specified contract maximums. The Company is not obligated to repay funding regardless of the outcome of its development efforts; however, these agreements require the Company to use its best efforts to achieve specified results and require the Company to pay royalties at rates of 3% to 5% of resulting products sales, and up to 30% of resulting license revenues, up to a maximum of 100% to 150% of the total funding received. Reported research and development expenses incurred in Israel are net of these grants, which fluctuate from period to period.

        Gross research and development expenses that qualify for the grants and the related grants are as follows:

	Year Ended December 31,
	2004	2003	2002
	(in thousands)
Research and development expenses:
Gross research and development expenses	$38,461	$22,271	$19,062
Less: grants earned	(1,460)	(2,500)	—

	$37,001	$19,771	$19,062

        Royalty expenses related to these grants were $654,000, $40,600 and $260,000 in 2004, 2003 and 2002, respectively.

NOTE 8—DEVELOPMENT CONTRACTS

        The Company has generated a portion of its total revenues from development contracts, primarily with key customers. These development contracts have provided the Company with partial funding for the development of certain of its products. The Company classifies costs related to these development contracts as research and development expenses. The Company is not obligated to repay funding regardless of the outcome of its development efforts; however, the agreements require the Company to use its best efforts to achieve specified results as per the agreements. The Company retains ownership of the intellectual property developed under the contracts; however, some contracts limit the product markets in which the Company may directly sell the developed product. Revenues generated under these contracts were $1.6 million in 2004 and $1.4 million in both 2003 and 2002.

NOTE 9—COMMITMENTS AND CONTINGENCIES

        From time to time, the Company may have certain contingent liabilities that arise in the ordinary course of its business activities. The Company accrues contingent liabilities when it is probable that future expenditures will be made and such expenditures can be reasonably estimated. In the opinion of management, there are no pending claims of which the outcome is expected to result in a material adverse effect in the financial position, results of operations or cash flows of the Company.

Lease commitments

        The Company rents facilities and equipment under various lease agreements expiring through 2007. Rent expense for 2004, 2003 and 2002 totaled approximately $4.4 million, $3.1 million and $1.7 million, respectively. Future minimum lease payments required under non-cancelable leases at December 31, 2004 are as follows: (in thousands)

Year ending December 31,	Amount
2005	$8,255
2006	6,907
2007	1,703

Total	$16,865

Legal proceedings

        We and our Oak subsidiary have initiated two legal actions against MediaTek, Inc. and customers of MediaTek alleging that products incorporating certain MediaTek components infringe three patents co-owned by Zoran and Oak relating to optical drive controller design and integrated CD/DVD controller design.

        On March 11, 2004, Zoran and Oak filed a complaint with the United States International Trade Commission ("ITC") alleging that certain MediaTek DVD player and optical disk controller chips and chipsets, and products in which they are used, infringe Zoran's and Oak's patents. In addition to MediaTek, the complaint named 10 other proposed respondents that sell products, including DVD players and PC optical storage devices that use MediaTek's chips and chipsets. The other proposed respondents were ASUSTek Computer. Inc., Creative Labs, Inc., Creative Technology, Ltd., Jiangsu Shinco Electronic Group Co., Ltd., LITE-ON Information Technology Corporation, Mintek Digital, Shinco International AV Co., Ltd., TEAC Corporation, TEAC America, Inc., Terapin Technology Corporation and Terapin Technology. The complaint requested that the ITC institute an investigation of the accused products and issue exclusion and cease and desist orders prohibiting the importation into the United States of the infringing MediaTek devices and products that contain them. On April 8, 2004, the ITC instituted an investigation based on Zoran's complaint. On April 28, 2004, Zoran and Oak reached a settlement with respondents Creative Technology, Ltd. and Creative Labs, Inc., and these respondents were subsequently dismissed from the investigation pursuant to the terms of the settlement agreement. On July 13, 2004, the ITC granted Zoran's request that nine additional respondents be added to the investigation. These additional respondents are Artronix Technology, ASUS Computer International, Audiovox Corporation, EPO Science and Technology, Inc., Initial Technology, Inc., Micro-Star International Co., Ltd., MSI Computer Corp., Shinco Digital Technology Ltd. and Ultima Electronics Corporation. On October 26, 2004, MediaTek filed a motion for summary determination seeking an order that two of the asserted patents were invalid. This motion was denied on November 18, 2004. On December 13, 2004, MediaTek filed another motion for summary determination seeking a similar order on different grounds. This motion was denied on December 22, 2004. The hearing took place in February 2005, and the target date for completion of the investigation is September 14, 2005.

        On March 15, 2004, Zoran and Oak filed a complaint against MediaTek and Mintek Digital in the United States District Court, Central District of California alleging similar facts regarding infringement by MediaTek's chips and chipsets and products in which they are used. The lawsuit seeks both monetary damages and an injunction to stop the importation and sale of infringing products. Zoran subsequently amended the complaint to name ASUSTek Computer, Inc., Jiangsu Shinco Electronic Group Co., Ltd., LITE-ON Information Technology Corporation, Mintek Digital, Shinco International AV Co., Ltd., TEAC Corporation, TEAC America, Inc., Terapin Technology Corporation and Terapin Technology as defendants. On June 17, 2004, pursuant to stipulation of the parties, the case was transferred to the United States District Court, Northern District of California. On July 2, 2004, Defendants filed a First Amended Answer which included counterclaims for declaration of noninfringement, declaration of invalidity, declaration of unenforceability, breach of covenant not to sue, breach of covenant of good faith and fair dealing and unfair competition. On July 22, 2004, Zoran and Oak moved to dismiss certain of defendants' defenses and counterclaims and, on July 30, 2004, MediaTek filed a motion for summary judgment as to two of the three patents asserted by Zoran and Oak against MediaTek. On December 9, 2004, the Court granted Zoran and Oak's motion, in part, and dismissed certain of defendant's counterclaims and affirmative defenses. The Court also denied MediaTek's motion for summary judgment. On October 15, 2004, MediaTek filed a second motion for summary judgment seeking summary judgment on alternate grounds as to the same two patents. This motion is nearly identical to the motion filed by MediaTek on October 26, 2004 in the ITC. The hearing on this motion was held on December 10, 2004. The Court has not ruled on this motion. On October 29, 2004, Zoran and Oak voluntarily dismissed two of their three claims against defendants without prejudice and refiled those two claims as a separate lawsuit against the defendants. The parties have stipulated, and the Court has agreed, that the newly filed action will be consolidated for all purposes with the first filed action, including for purposes of trial and all pre-trial scheduling. On January 3, 2005, defendants Audiovox Corporation, Artronix Technology, Inc., ASUS Computer International, Inc., Initial Technology, Inc., Changzhou Shinco Digital Technology Co., Ltd., EPO Science and Technology Co., Inc., Micro-Star International, Co., Ltd., MSI Computer Corp., Shinco International AV Co. and Ultima Electronics Corp. were added to this case by stipulation of the parties. No trial date has yet been set in these consolidated actions.

        On July 23, 2004, MediaTek filed a complaint with the ITC alleging that certain Zoran and Oak DVD player and optical disk controller chips and chipsets infringe two MediaTek patents. The complaint requested that the ITC institute an investigation into the accused products and issue exclusion and cease and desist orders prohibiting importation into the United States of allegedly infringing chips and products that contain them. On August 26, 2004, the ITC instituted an investigation. On September 24, 2004, MediaTek filed a motion to amend the complaint to add one additional patent and to name Sunext Technology Co., Ltd. as a respondent. This motion was granted on October 7, 2004. Discovery is currently underway. On February 16, 2005, MediaTek filed a motion for leave to amend the complaint and notice of investigation to assert additional claims of the MediaTek patents against Oak, Zoran and Sunext. That motion was denied on March 4, 2005. Discovery is currently open. The hearing is scheduled to begin on June 27, 2005 and the target date for completion of the investigation is November 15, 2005.

        Also on July 23, 2004, MediaTek filed a complaint against Zoran and Oak in the United States District Court, District of Delaware alleging infringement of the same two patents asserted in

MediaTek's ITC complaint and seeking monetary damages and injunctive relief. This action was stayed by order of the court on October 4, 2004.

        Based upon our preliminary review, we believe we have meritorious defenses to the two MediaTek complaints, which we believe were filed in response to the proceedings that we have been prosecuting against MediaTek and its customers. We intend to defend the MediaTek actions vigorously. However, the litigation is in the preliminary stage, and we cannot predict its outcome with certainty. Patent litigation is particularly complex and can extend for a protracted time, which can substantially increase litigation expenses.

NOTE 10—RESTRUCTURING

        During the year ended December 31, 2004, the Company recorded restructuring charges of $746,000 due to the discontinuation of the Sensor product line of the Mobile group. These charges included $523,000 related to the reduction in force of 15 employees for severance and other termination expenses, $173,000 for lease losses on abandoned office space and other miscellaneous legal and consulting fees of approximately $50,000. There were no payments made prior to December 31, 2004 related to these charges. All remaining balances at December 31, 2004 are expected to be paid out in cash. Amounts related to facilities will be paid over the lease terms through June 2007 and the remaining amounts are expected to be paid by the end of the first quarter of 2005.

NOTE 11—STOCKHOLDERS' EQUITY

Common Stock

        In August of 2003, the Company acquired Oak Technology, Inc. As a result of the acquisition, 56,737,298 shares of Oak common stock were converted into $101.0 million in cash and 13,180,074 shares of Zoran common stock. Non-qualified options to purchase approximately 4.5 million shares of Zoran common stock with a term of ten years were granted to Oak employees as part of the acquisition. This acquisition was accounted for under the purchase method of accounting (see Note 16).

        On April 21, 2002, the Company's Board of Directors approved a three-for-two split of our common stock which was effected in the form of a fifty percent stock dividend, paid on May 22, 2002 to stockholders of record on May 7, 2002. All share and per share information for all periods presented in this report are on a post-split basis.

Warrants

        In September 1997, in connection with a software license agreement, the Company issued a warrant to purchase 112,500 shares of its Common Stock at an exercise price of $16.21 per share. The warrant was exercisable for a period of four years from a date beginning one year after the issuance date of the warrant. The $717,000 estimated value of the warrant was amortized over the four-year period of the license agreement. In September 2002, the warrant expired.

Stock option plans

1993 Stock Option Plan

        The Company's 1993 Stock Option Plan (the "1993 Option Plan") was adopted by the Board of Directors of the Company and approved by the stockholders of the Company in July 1993. A total of 7,755,000 shares of common stock were reserved for issuance under the 1993 Option Plan. The 1993 Option Plan provided for grants of options to employees, non-employee directors and consultants. The

1993 Stock Option Plan expired during 2003 and no future shares will be granted under this plan. The option price for shares granted under the 1993 Option Plan was typically equal to the fair market value of the common stock at the date of grant.

        Generally, options granted under the 1993 Option Plan are fully exercisable on and after the date of grant, subject to the Company's right to repurchase from an optionee, at the optionee's original per share exercise price, any unvested shares which the optionee has purchased and holds in the event of the termination of the optionee's employment, with or without cause. The Company's right lapses as shares subject to the option become vested. Such shares generally vest in monthly installments over two or four years following the date of grant (as determined by the Compensation Committee of the Board of Directors), subject to the optionee's continuous service. Options expire ten years from the date of grant and an option shall generally terminate three months after termination of employment.

2000 Stock Option Plan

        The Company's 2000 Nonstatutory Stock Option Plan (the "2000 Option Plan") was adopted by the Board of Directors of the Company in October 2000. A total of 450,000 shares of preferred stock were initially reserved for issuance under the 2000 Option Plan. The options to purchase preferred stock automatically converted to options to purchase common stock upon the amendment of the Company's certificate of incorporation to effect an increase in the number of authorized shares of common stock to 55,000,000 in October 2000. A total of 13,325,000 shares of common stock have been reserved for issuance under the 2000 Option Plan. The 2000 Option Plan provides for grants of options to employees or consultants. The 2000 Option Plan is currently being administered by the Compensation Committee of the Board of Directors of the Company, which determines the optionees and the terms of the options granted, including the exercise price, number of shares subject to the option plan and the exercisability thereof. The 2000 Option Plan was modified in 2001 to allow for exercisability of stock options ahead of vesting subject to the Company's right to repurchase the associated stock at the option exercise price through the original vesting schedule. The option price for shares granted under the 2000 Option Plan is typically equal to the fair market value of the common stock at the date of grant. Options expire ten years from the date of grant and an option shall generally terminate three months after termination of employment. The 2000 Option Plan will terminate in October 2010, unless terminated sooner by the Board of Directors.

        At December 31, 2004, options available for grant under this plan were 5,153,644.

1995 Outside Directors Stock Option Plan

        The Company's Outside Directors Stock Option Plan (the "Directors Plan") was adopted by the Company's Board of Directors in October 1995, and was approved by its stockholders in December 1995. A total of 525,000 shares of Common Stock have been reserved for issuance under the Directors Plan. The Directors Plan provides for the grant of nonstatutory stock options to nonemployee directors of the Company. The Directors Plan provides that each new nonemployee director will automatically be granted an option to purchase 30,000 shares on the date the optionee first becomes a nonemployee director (the "Initial Grant"). Thereafter, on the date immediately following each annual stockholders' meeting, each nonemployee director who is reelected at the meeting to an additional term shall be granted an additional option to purchase 15,000 shares of Common Stock if, on such date, he or she shall have served on the Company's Board of Directors for at least six months (the "Annual Grant"). The Initial Grant is exercisable in four equal annual installments, and each Annual Grant shall become exercisable in full one year after the date of grant, subject to the director's continuous service. The exercise price of all stock options granted under the Directors Plan is equal to the fair market value of the Company's Common Stock on the date of grant. Options granted under the Directors Plan have a term of ten years.

        At December 31, 2004 options available for grant under this plan were 7,800.

        The following table summarizes the Company's stock option activity for the years ended December 31, 2004, 2003 and 2002. The weighted average exercise price for each category presented is also shown in the table below:

	Options Outstanding	Weighted Average Exercise Price
Balances, December 31, 2001	5,359,152	$15.44
Granted	2,722,500	$14.18
Exercised	(584,740)	$9.17
Canceled	(443,370)	$15.77

Balances, December 31, 2002	7,053,542	$15.45
Assumed	4,528,965	$14.74
Granted	4,697,685	$19.92
Exercised	(1,648,920)	$11.08
Canceled	(962,108)	$21.41

Balances, December 31, 2003	13,669,164	$16.86
Granted	1,091,733	$16.80
Exercised	(502,921)	$8.57
Canceled	(1,412,219)	$17.95

Balances, December 31, 2004	12,845,757	$17.06

        In connection with the Company's acquisition of Oak Technology, Inc. in August 2003, the Company assumed all outstanding options granted by Oak Technology, Inc. prior to the acquisition date which were converted into options to purchase an aggregate of approximately 4.5 million shares of the Company's common stock.

        Significant option groups outstanding as of December 31, 2004 and the related weighted average exercise price and contractual life information, are as follows:

	Options Outstanding			Options Exercisable
Exercise Prices	Options at December 31, 2004	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Options at December 31, 2004	Weighted Average Exercise Price
$0.09 to $11.52	2,456,903	6.31	$8.19	2,005,455	$8.76
$11.54 to $12.36	1,506,846	7.64	$12.31	1,506,846	$12.31
$12.74 to $20.57	5,027,100	8.27	$16.56	4,166,859	$16.53
$20.63 to $27.33	3,642,128	7.48	$24.82	3,480,760	$24.87
$27.50 to $46.54	212,780	5.70	$31.94	212,668	$31.94

Total	12,845,757	7.56	$17.06	11,372,588	$17.44

1995 Employee Stock Purchase Plan

        The Company's 1995 Employee Stock Purchase Plan ("ESPP") was adopted by the Company's Board of Directors in October 1995, and approved by its stockholders in December 1995. The ESPP enables employees to purchase shares through payroll deductions at approximately 85% of the lesser of the fair value of Common Stock at the beginning of a 24-month offering period or the end of each six-month segment within such offering period. The ESPP is intended to qualify as an "employee stock purchase plan" under Section 423 of the U.S. Internal Revenue Code. During the years ended December 31, 2004 and 2003, 344,927 and 119,161 shares were purchased by employees under the terms of the plan agreements at a weighted average price of $10.52 and $13.79 per share, respectively. At December 31, 2004, 563,109 shares were reserved and available for issuance under this plan.

        The weighted average grant date fair value of options granted during the year ended December 31, 2004, 2003 and 2002 as defined by SFAS 123, was $11.08, $15.97, and $8.47 per share, respectively.

        For purposes of the Fair Value disclosure in Note 2 and as required under Statement of Financial Accounting Standards No. 123 ("SFAS 123"), Accounting for Stock-Based Compensation," the fair value of each option grant is estimated on the date of grant using the Black-Scholes model with the following assumptions used for options and purchase grants during the applicable period.

	Stock Option Plans			Stock Purchase Plan
	2004	2003	2002	2004	2003	2002
Dividend rate	—	—	—	—	—	—
Expected life (years)	5.1	5.0	5.0	0.50	0.50	0.50
Expected volatility	75%	90%	92%	59%	90%	92%
Risk-free interest rate	3.0% to 3.7%	2.9% to 3.2%	2.9% to 4.7%	1.0% to 2.3%	1.0% to 2.9%	2.9% to 4.7%

NOTE 12—RETIREMENT PLAN

        We maintain a 401(k) Plan that covers substantially all of the Company's US employees. Participants may elect to contribute a percentage of their compensation to this plan, up to the statutory maximum amount prescribed by the Internal Revenue Code. The Company has the ability to make a discretionary matching contribution to the 401(k) Plan based on a uniform percentage of the employee's eligible contribution up to a maximum employer match of $2,000 per year per employee. Approximately $384,000 and $434,000, in matching contributions were recorded during 2004 and 2003, respectively. There were no matching contributions made during 2002.

NOTE 13—EARNINGS PER SHARE

        The following is a reconciliation of the numerators and denominators of the basic and diluted net income (loss) per share computations for the periods presented (in thousands except per share amounts):

	Year ended December 31,
	2004	2003	2002
Net income (loss)	$(47,354)	$(67,978)	$5,698

Shares:
Weighted average common shares	42,788	33,231	27,095
Dilutive stock options and other potential common stock	—	—	1,534

Dilutive potential common shares	42,788	33,231	28,629

Net income (loss) per share:
Basic	$(1.11)	$(2.05)	$0.21

Diluted	$(1.11)	$(2.05)	$0.20

        All stock options outstanding were excluded from the weighted average diluted earnings per share calculation for 2004 and 2003 as they would have had an anti-dilutive effect as the Company was in a loss position. For 2002, stock options to purchase 1,963,439 shares of common stock were excluded from the weighted average diluted earnings per share calculation as they would have had an anti-dilutive effect.

NOTE 14—INCOME TAXES

        The components of income before income taxes are as follows:

	December 31,
	2004	2003	2002
Current:
Federal	$(35,106)	$(73,779)	$2,788
Foreign	(10,708)	7,164	4,482

	(45,814)	(66,615)	7,270

        The components of the provision for income taxes are as follows:

	December 31,
	2004	2003	2002
Current:
Federal	$(694)	$444	$179
State	—	370	89
Foreign	2,234	549	1,304

	1,540	1,363	1,572
Deferred	—	—	—

Total income tax expense	$1,540	$1,363	$1,572

        The tax provision differs from the amounts obtained by applying the statutory U.S. Federal Income Tax Rate to income taxes as shown below.

Tax provision difference

	December 31,
	2004	2003	2002
Tax benefit at U.S. statutory rate	$(15,577)	$(22,656)	$4,408
Utilization of net operating loss carryovers	—	—	(1,078)
Foreign earnings	3,240	(1,887)	(2,555)
State taxes net of federal benefit	—	370	(152)
Other differences not benefited	15,198	7,522	751
Permanent differences	59	33	—
Alternative minimum tax	—	—	198
In-process research and development	—	17,034	—
Research and development credits	(1,380)	(831)	—
Other	—	1,778	—

Total income tax expense	$1,540	$1,363	$1,572

        Deferred income tax assets comprise the following:

	December 31,
	2004	2003	2002
Deferred tax assets:
Federal and state net operating loss carryforwards	$100,443	$96,161	$12,117
Tax credits	33,570	30,208	—
Nondeductible reserves and accruals	9,212	12,180	2,855

Total deferred tax assets	143,225	138,549	14,972
Deferred tax liabilities:
Intangible assets	(46,904)	(61,971)	(1,889)

Deferred tax assets	96,321	76,578	13,083
Valuation allowance	(96,321)	(76,578)	(13,083)

Net deferred tax assets	$—	$—	$—

        A significant portion of the deferred tax assets above relates to pre-acquisition loss carryforwards and other attributes along with stock option benefits that will result in an adjustment to goodwill and paid in capital when realized.

        As of December 31, 2004, the Company has NOLs of approximately $271 million for federal and $93 million for state tax reporting purposes. The federal NOLs expire on various dates between 2005 and 2025. The state NOLs expire between 2005 and 2010. As of December 31, 2004 the Company had tax credits of approximately $20 million for federal and $12 million for state tax purposes, which will expire beginning in 2005. Management has recorded a full valuation allowance against all U.S. deferred tax assets on the basis that significant uncertainty exists regarding the realizeability of the assets. Approximately $18 million of NOLs relate to stock option deductions, for which a full valuation allowance has been recorded.

        As of December 31, 2004, the Company had not accrued income taxes on $13.6 million of accumulated undistributed earnings of its foreign subsidiaries because the earnings are intended to be reinvested indefinitely.

        The calculation of the Company's tax liabilities involves dealing with uncertainties in the application of complex tax regulations. The Company records liabilities for anticipated tax audit issues on its estimate of whether, and the extent to which, additional taxes may be due. Actual tax liabilities may be different than the recorded estimates and could result in an additional charge or benefit to the tax provision in the period when the ultimate tax assessment is determined.

        Pursuant to the Tax Reform Act of 1986, the amounts of and the benefit from NOLs that can be carried forward may be impaired or limited in certain circumstances, including a cumulative stock ownership change of more than 50% over a three-year period. Approximately $214 million of the federal NOL carryover and $75 million of state NOL carryover relate to recent acquisitions and are subject to certain limitations under Internal Revenue Code Section 382.

        The Company's Israeli subsidiary has been granted the status of an Approved Enterprise pursuant to the Israeli law for the Encouragement of Capital Investments, 1959, as amended. The Company has seven approved programs pursuant to this law. The first program was approved in 1984 and expired in 1997. The second program was approved in 1991. Income subject to this program is exempt from tax for two years from the first year in which the Company has taxable income (net of NOLs) and is taxed at a rate of 10% thereafter. Benefits under the second program expired in 2003. The third program was approved in 1995. Income subject to this program is exempt from tax for four years from the first year in which the Company has taxable income (net of NOLs) and is taxed at a rate of 10% during the remaining period of six years. The fourth program was approved in 1997. Income subject to this program is exempt from tax for two years from the first year in which the Company has taxable income (net of NOLs) and is taxed at a rate of 10% during the remaining period of eight years. Benefits under the third and fourth program are limited to fourteen years from approval or twelve years from commencement of production. The fifth program was approved in 2000. Income subject to this program is exempt from tax for two years from the first year in which the Company has taxable income (net of NOLs) and is taxed at a rate of 10% during the remaining period of eight years. The sixth program was approved in 2001. Income subject to this program is exempt from tax for two years from the first year in which the Company has taxable income (net of NOLs) and is taxed at a rate of 10% during the remaining period of eight years. The seventh program was approved in 2002. Income subject to the seventh program is exempt from tax for two years from the first year in which the Company has taxable income (net of NOLs) and is taxed at a rate of 10% during the remaining period of eight years.

        The tax holidays had no impact on the Company's net loss in 2004. The net impact of the holiday was a $1.8 million decrease in net loss for 2003 and a $369,000 increase in net income in 2002, respectively.

NOTE 15—SEGMENT REPORTING

        SFAS No. 131 establishes standards for the reporting by public business enterprises of information about operating segments, products and services, geographic areas, and major customers. The method for determining what information to report is based on the way that management organizes the operating segments within the Company for making operational decisions and assessments of financial performance. The Company's chief operating decision-maker is considered to be the Chief Executive Officer.

        Subsequent to the acquisition of Oak Technology, Inc. in 2003, the Company determined it had four reportable segments: Digital Versatile Disc (DVD), Imaging, Digital Camera (DC) and Digital Television (DTV). Subsequent to the Emblaze acquisition in July 2004, the Digital Camera segment was combined with the Emblaze Mobile business unit and was renamed the Mobile segment. Each segment's primary products are based on highly integrated application-specific integrated circuits, or ASICs, and system-on-a-chip, or SOC, solutions. The DVD and Imaging segments also license certain software and other intellectual property. The DVD group provides products for use in DVD players and recordable DVD players. The Imaging group provides products used in digital copiers, laser and inkjet printers as well as multifunction peripherals. The Mobile group focuses on solutions for multimedia mobile phone products and digital camera products. The DTV group provides products for standard and high definition digital television products including televisions, set top boxes and personal video recorders.

        The Company evaluates operating segment performance based on net revenues and operating expenses of these segments. The accounting policies of the operating segments are the same as those described in the summary of accounting policies. No reportable segments have been aggregated.

        Information about reported segment income or loss is as follows for the years ended December 31, 2004, 2003 and 2002 (in thousands):

	2004	2003	2002
Net revenues:
DVD	$229,227	$158,682	$132,141
Imaging	84,368	14,711	—
Mobile	36,104	29,227	16,211
DTV	29,165	13,908	765

	$378,864	$216,528	$149,117

Operating expenses:
DVD	$231,438	$142,671	$107,438
Imaging	51,242	17,746	—
Mobile	42,039	27,622	23,054
DTV	50,847	23,793	3,351

	$375,566	$211,832	$133,843

Contribution Margin:
DVD	$(2,211)	$16,011	$24,703
Imaging	33,126	(3,035)	—
Mobile	(5,935)	1,605	(6,843)
DTV	(21,682)	(9,885)	(2,586)

	$3,298	$4,696	$15,274

        The following is a reconciliation of the totals reported for the operating segments to the applicable line items in the consolidated financial statements for the years ended December 31, 2004, 2003 and 2002 (in thousands):

	2004	2003	2002
Contribution margin from operating segments	$3,298	$4,696	$15,274
Amortization of intangibles	(45,358)	(18,950)	(8,151)
Acquisition related expenses	—	(1,369)	—
Deferred stock compensation	(4,051)	(6,281)	(292)
Restructuring expense	(746)	—	—
Acquired in-process research and development	—	(50,100)	—

Total operating income (loss)	$(46,857)	$(72,004)	$6,831

        Zoran maintains operations in the United States, Israel, Canada, the United Kingdom, Germany, China, Taiwan, Korea and Japan. Activities in the United States and Israel consist of corporate administration, product development, logistics and worldwide sales management. Other foreign operations consist of sales, product development and technical support.

        The distribution of net revenues for the years ended December 31, 2004, 2003 and 2002 was as follows (in thousands):

	Year ended December 31,
	2004	2003	2002
Revenue from unaffiliated customers originating from:
China	$150,562	$78,542	$46,420
Japan	101,792	48,872	62,160
Korea	28,353	40,751	14,725
Taiwan	36,631	24,577	16,040
Other (customers originating in the US is less than 10% of total revenues)	61,526	23,786	9,772

	$378,864	$216,528	$149,117

        The distribution of identifiable assets by geographic areas and property and equipment as of December 31, 2004 and 2003 was as follows (in thousands):

	December 31,
	2004	2003
Identifiable assets:
U.S.	$465,192	$559,710
Israel	125,506	49,163
Canada	233	300
United Kingdom	1,220	890
China	1,057	646
Japan	2,068	4,318
Korea	211	305
Taiwan	3,454	6,402
Other	340	503

	$599,281	$622,237

Property and equipment, net:
U.S.	$9,785	$12,739
Israel	5,486	4,911
Canada	37	49
United Kingdom	415	444
China	554	418
Japan	529	279
Korea	96	114
Taiwan	199	1,000
Other	89	75

	$17,190	$20,029

        The following table summarizes the percentage contribution to net revenues by customers when sales to such customers exceeded 10% of net revenues and the associated percentage of total accounts receivable due from these customers (in thousands):

	Year ended December 31,
	2004	2003	2002
Percentage of net revenues:
A	—	14%	37%
B	—	—	—
C	11%	17%	—
D	—	—	—
	December 31,
	2004	2003
Percentage of net accounts receivable:
A	—	—
B	13%	14%
C	—	10%
D	27%	—

NOTE 16—ACQUISITIONS

Emblaze Semiconductor Ltd.

        On July 8, 2004, Zoran acquired Emblaze Semiconductor Ltd. ("Emblaze"), a subsidiary of Emblaze Ltd. and a provider of semiconductor-based solutions for high volume manufacturers of multimedia mobile telephones. Under the terms of the agreement, Zoran's wholly-owned Israel based subsidiary, Zoran Microelectronics Ltd., acquired all of the outstanding common shares of Emblaze for approximately $54.2 million in cash.

        The primary purpose of the acquisition was to gain high performance, low-power application processors, technology and products for the fast growing multimedia mobile phone market. This technology will be combined with Zoran's image processing technology to deliver reliable, cost-effective system solutions for mobile phone makers.

        The transaction was accounted for under SFAS No. 141, "Business Combinations," using the purchase method of accounting. The Company incurred approximately $180,000 for acquisition-related expenses consisting of financial advisory, legal and other consulting services. The Company completed a valuation analysis and purchase price allocation with the assistance of a third party appraiser. The results of operations of Emblaze have been included in the consolidated financial statements from the date of acquisition. The historical operations of Emblaze are not material to the financial position or results of operations of the Company; therefore, no pro forma information is presented. The acquisition resulted in goodwill of approximately $30.9 million. In accordance with SFAS 142, goodwill will not be amortized and will be tested for impairment at least annually.

        Allocation of the purchase price is as follows (in thousands):

Net liabilities acquired	$(649)
Intangible assets	24,150
Goodwill	30,879

$54,380

        The purchase price exceeded the net assets acquired resulting in the recognition of goodwill and other intangible assets. The amounts allocated to intangible assets include purchased technology totaling $11.8 million and patents totaling $12.4 million which are being amortized over their estimated useful lives of three years.

Oak Technology, Inc.

        On August 11, 2003, pursuant to an Agreement and Plan of Reorganization dated as of May 4, 2003 (the "Merger Agreement") among Zoran, a wholly-owned subsidiary of Zoran ("Merger Sub"), and Oak Technology, Inc., Oak was merged with and into Merger Sub.

        The transaction was accounted for under SFAS No. 141, "Business Combinations," using the purchase method of accounting and accordingly the results of operations of Oak have been included in the Company's financial statements since the date of acquisition.

        The Company's primary objectives in acquiring Oak were based on the Company's belief that the combined company would benefit from the following:

  •
  Oak's complementary technologies and products, especially in the digital TV and digital imaging markets, and the ability of the combined company to expand its existing customer base and market share in the digital consumer electronics market by integrating the product lines of each company;

  •
  Oak's intellectual property portfolio and related expertise, especially intellectual property relating to front-end optical recording;

  •
  access to Oak's customer relationships, providing cross-selling opportunities to existing customers as well as opportunities to build new relationships;

  •
  the opportunity to achieve synergies and realize significant cost savings, including operational efficiencies, such as acceleration of various product development activities by leveraging Oak's intellectual property, reduced overhead and, in geographic areas where the two companies overlap, increased efficiency in the combined company's sales channels;

  •
  Oak's existing market position as a leading supplier of HDTV integrated circuits, providing the combined company with access to this high-growth market segment; and

  •
  Oak's existing market position as a leading supplier of Digital Imaging related integrated circuit and software products.

        The purchase price exceeded the net assets acquired resulting in the recognition of goodwill and other intangible assets.

        The financial statements reflect a purchase price of approximately $392.7 million, determined as follows (in thousands):

Cash payments	$100,992
Fair value of common stock issued	227,462
Fair value of stock options granted	57,446
Acquisition costs	6,847

Total consideration	$392,747

        The cash payment and fair value of common stock issued represents the conversion of each outstanding share of Oak common stock into $1.78 in cash and 0.2323 of a share of Zoran common stock. As a result of the acquisition, 56,737,298 shares of Oak common stock were converted into $101.0 million in cash and 13,180,074 shares of Zoran common stock with a fair value of $227.5 million based on the fair market value of Zoran common stock for the period two days before and after the date on which the terms of agreement were finalized and announced, May 5, 2003.

        Non-qualified options to purchase approximately 4.5 million shares of Zoran common stock with a term of ten years were granted to Oak employees as part of the acquisition. The corresponding fair value of these options of $57.4 million was estimated based on the fair value of the Zoran common stock as of the acquisition date using the Black-Scholes option pricing model applying the following assumptions: expected life of 50 months, risk-free interest rate of 3.65%, expected volatility of 93% and no expected dividend yield. The intrinsic value of the unvested options, totaling approximately $19.2 million, has been recorded as deferred stock compensation and will be amortized over the vesting period using the multiple option approach.

        Acquisition costs included $3.3 million of investment banker fees, $1.7 million of insurance costs, $1.1 million of legal and accounting fees and $700,000 in other acquisition related expenses.

        The purchase price allocation was as follows (in thousands):

Net assets acquired	$65,644
Deferred stock compensation	19,212
In-process research and development	50,100
Intangible assets	197,650
Goodwill	60,141

$392,747

        The following table summarizes the estimated fair value of the tangible assets acquired and liabilities assumed at the date of acquisition (in thousands):

Cash and short-term investments	$71,325
Accounts receivable	8,086
Other current assets	17,090
Inventory	3,676
Property, plant and equipment	13,075
Other assets	816
Current liabilities	(38,196)
Non-current liabilities	(10,228)

Net assets acquired	$65,644

        Tangible assets were valued at estimates of their current fair values. The valuation of the acquired intangible assets, which was based on management's estimates and considered various factors including appraisals, resulted in a value of purchased technology of approximately $157.9 million, patents of $27.0 million, customer base of $11.5 million and trademarks and tradenames of approximately $1.3 million. Purchased technology is being amortized over a weighted average estimated useful life of 4.8 years, and patents, customer base, trademarks and tradenames are being amortized over their estimated useful lives of five years with no residual values.

        During the period August 11, 2003 through March 31, 2004, management revised its estimates related to certain assets and liabilities, and as a result, the purchase price and goodwill were each decreased by $3.4 million.

        Approximately $60.0 million of the purchase price was allocated to goodwill. Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired. In accordance with SFAS 142, "Goodwill and Other Intangible Assets", goodwill will not be amortized and will be tested for impairment at least annually. We do not expect goodwill to be deductible for tax purposes.

        Approximately $50.1 million of the purchase price was allocated to in-process research and development which had not yet reached technological feasibility and had no alternative future use. Accordingly, this amount was immediately expensed upon the acquisition date. This amount was determined using management's estimates including consultation with an independent appraiser. The value of the in-process research and development was determined using a discounted cash flow method and factors including projected financial results, relative risk of successful development, time-value of money and level of completion.

        The Company expects that the in-process technologies will be successfully completed by the third quarter of calendar 2005 with approximately $3.4 million in costs remaining as of December 31, 2004. At the time of acquisition, Oak had five material development projects in process as follows:

  •
  Quatro 4100—a highly integrated, fully programmable system-on-a-chip (SOC) solution for the emerging class of appliance type printers. The Quatro-4100 incorporates the RISC CPU core and Quatro SIMD DSP core to provide an easy to program controller platform.

  •
  Quatro 4230—a programmable SOC solution that will complement the Quatro-4110 and Quatro-4100 in the inkjet market. Quatro 4230 will provide a fully scalable solution platform to cover much of the performance and feature range of an OEM's laser offerings.

  •
  Integrated Print System—The Integrated Print System ("IPS") is a dynamic embedded scalable architecture providing peripheral manufacturers with highly integrated modular controller and connectivity software for powering single and multifunctional devices.

  •
  Generation 9—an integrated SOC that integrates a previous generation of HDTV digital video technology with a new Audio-DSP Core as well as a MIPS 64 bit processor and certain other video processing features.

  •
  A new lower cost highly integrated HDTV decoder—the first in a family of highly integrated HDTV decoders specifically designed for the FCC mandated digital television chassis market. This device includes all the required interfacing to support digital cable applications and is applicable to existing CRT and flat panel display devices.

        The value of in-process research and development was determined using the multi-period excess earnings method by estimating the expected net cash flows from the projects once commercially viable and discounting the net cash flows back to their present value using a discount rate of 22%. This rate was based on the industry segment for the technology, nature of the products to be developed, length of time to complete the project and overall maturity and history of the development team. The net cash flows from the identified projects were based on estimates of revenue, cost of revenue, research and development expenses, selling general and administrative expenses, and applicable income taxes. These estimates did not take into account any potential synergies that could be realized as a result of the acquisition. Revenues for the incremental core technologies developed are expected to commence in the fourth quarter of 2005 and extend through 2011. Revenue projections were based on estimates of market size and growth, expected trends in technology and the expected timing of new product introductions. As of December 31, 2004, there have been no material variations from the underlying assumptions that were used in the original computation of the value of the acquired in-process research and development.

Pro Forma Financial Information

        The following unaudited pro forma financial information presents the combined results of operations of Zoran, Oak and Emblaze as if the acquisitions had occurred as of the beginning of each period presented, after giving effect to certain adjustments, including amortization of intangibles. The in-process research and development charge of $50.1 million is not reflected in the unaudited pro forma combined condensed statement of operations. The unaudited pro forma financial information does not necessarily reflect the results of operations that would have occurred had the combined companies constituted a single entity during such periods, and is not necessarily indicative of results which may be obtained in the future.

	Year Ended December 31,
	2004	2003	2002
In thousands except for per share data:
Pro forma revenues	$380,000	$279,486	$288,455
Pro forma net loss	$(55,879)	$(89,893)	$(98,753)
Pro forma net loss per share:
Basic	$(1.31)	$(2.18)	$(2.45)
Diluted	$(1.31)	$(2.18)	$(2.45)

NOTE 17—RELATED PARTY TRANSACTIONS

        In January 1996, the Company spun off its wholly-owned subsidiary, Oren Semiconductor, to the Company's stockholders. One of the Company's executive officers is a member of Oren's board of directors. In December 2002, the Company entered into a technology license agreement with Oren. Under the license arrangement, the Company agreed to pay Oren a license fee totaling $675,000. There are no royalties associated with this agreement. During 2003, Zoran made a minority investment in Oren by acquiring capital stock for a purchase price of $3.5 million representing a 14.4% ownership of Oren. During 2004, Zoran loaned $700,000 to Oren pursuant to a convertible promissory note bearing interest at an annual rate of LIBOR + 3%.

ZORAN CORPORATION
SELECTED QUARTERLY FINANCIAL INFORMATION
(Unaudited)

	Three Months Ended
	Dec. 31, 2004	Sep. 30, 2004 (restated)	Jun. 30, 2004 (restated)	Mar. 31, 2004 (restated)	Dec. 31, 2003	Sep. 30, 2003	Jun. 30, 2003	Mar. 31, 2003
	(In Thousands, Except Per Share Data)
Total revenues	$74,764	$119,747	$103,716	$80,637	$66,544	$67,420	$44,731	$37,833
Gross profit	$19,252	$53,190	$44,878	$35,309	$28,824	$27,026	$18,504	$11,123
Operating income (loss)	$(32,374)	$(501)	$(3,658)	$(10,324)	$(18,788)	$(55,488)	$3,523	$(1,251)
Net income (loss)	$(30,130)	$(2,639)	$(4,600)	$(9,985)	$(17,920)	$(54,484)	$4,233	$193
Basic net income (loss) per share(1)	$(0.70)	$(0.06)	$(0.11)	$(0.23)	$(0.42)	$(1.53)	$0.15	$0.01
Diluted net income (loss) per share(1)	$(0.70)	$(0.06)	$(0.11)	$(0.23)	$(0.42)	$(1.53)	$0.15	$0.01
Shares used in basic per share calculations(1)	43,212	42,969	42,697	42,522	42,247	35,718	27,481	27,396
Shares used in diluted per share calculations(1)	43,212	42,969	42,697	42,522	42,247	35,718	28,991	28,096

(1)
Computed on the basis described in Note 2 of Notes to Consolidated Financial Statements.

Restatement of Financial Results for Quarters Ended March 31, June 30 and September 30, 2004

        The selected quarterly financial information above reflects the restatement of the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004 to correct an error in the calculation of deferred stock compensation expense. Following the acquisition of Oak, the Company failed to update its personnel and financial records to reflect the forfeiture of unvested options held by former Oak employees that occurred when the employment of any such employee terminated prior to vesting. As a result, the Company improperly recognized deferred stock compensation expenses relating to options that had been held by former Oak employees after the vesting of such options had ceased due to termination of employment and did not reverse stock based compensation expense previously recognized for unvested awards that were forfeited. For the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004, the previously recorded deferred stock compensation expense was reduced by $704,000, $1,545,000 and $880,000, respectively, as a result of the restatement. The financial information included on Form 10-Q and Form 8-K previously filed or furnished by Zoran for these periods should not be relied upon and are superceded by the information in this Form 10-K.

        The following table shows the effect of the restatement:

	Three Months Ended
	March 31, 2004		June 30, 2004		September 30, 2004
	As reported	As restated	As reported	As restated	As reported	As restated
	(In Thousands, Except Per Share Data)
Deferred stock compensation expense	$2,531	$1,827	$2,117	$572	$1,790	$910
Operating loss	$(11,028)	$(10,324)	$(5,203)	$(3,658)	$(1,381)	$(501)
Net loss	$(10,689)	$(9,985)	$(6,145)	$(4,600)	$(3,519)	$(2,639)
Basic net loss per share	$(0.25)	$(0.23)	$(0.14)	$(0.11)	$(0.08)	$(0.06)
Diluted net loss per share	$(0.25)	$(0.23)	$(0.14)	$(0.11)	$(0.08)	$(0.06)

ZORAN CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

(unaudited)

	March 31, 2005	December 31, 2004
ASSETS
Current assets:
Cash and cash equivalents	$31,025	$37,435
Short-term investments	50,311	32,978
Accounts receivable, net	68,023	59,863
Inventories	34,207	50,033
Prepaid expenses and other current assets	17,995	14,130

Total current assets	201,561	194,439
Property and equipment, net	16,270	17,190
Other assets and investments	54,108	68,619
Goodwill	150,151	150,151
Intangible assets, net	156,416	168,882

Total assets	$578,506	$599,281

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$27,955	$34,017
Accrued expenses and other liabilities	53,797	51,102

Total current liabilities	81,752	85,119

Other long-term liabilities	13,064	13,535
Stockholders' equity:
Common stock, $0.001 par value; 105,000,000 shares authorized at March 31, 2005 and December 31, 2004; 43,253,892 shares issued and outstanding as of March 31, 2005; and 43,195,432 shares issued and outstanding as of December 31, 2004	43	43
Additional paid-in capital	705,761	705,661
Deferred stock-based compensation	(1,999)	(2,791)
Accumulated other comprehensive income	2,505	1,538
Accumulated deficit	(222,620)	(203,824)

Total stockholders' equity	483,690	500,627

Total liabilities and stockholders' equity	$578,506	$599,281

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ZORAN CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

(unaudited)

	Three Months Ended March 31,
	2005	2004
Revenues:
Hardware product revenues	$59,002	$68,029
Software and other revenues	14,882	12,608

Total revenues	73,884	80,637

Costs and expenses:
Cost of hardware product revenues	36,964	45,328
Research and development	20,100	18,646
Selling, general and administrative	23,174	14,817
Amortization of intangible assets	12,330	10,343
Deferred stock compensation	517	1,827

Total costs and expenses	93,085	90,961

Operating loss	(19,201)	(10,324)
Interest income	535	400
Other income (loss), net	(130)	325

Loss before income taxes	(18,796)	(9,599)
Provision for income taxes	—	386

Net loss	$(18,796)	$(9,985)

Basic net loss per share	$(0.43)	$(0.23)

Diluted net loss per share	$(0.43)	$(0.23)

Shares used to compute basic net loss per share	43,213	42,522

Shares used to compute diluted net loss per share	43,213	42,522

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ZORAN CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(unaudited)

	Three Months Ended March 31,
	2005	2004
Cash flows from operating activities:
Net loss	$(18,796)	$(9,985)
Adjustments to reconcile net loss to net cash provided by operations:
Depreciation and amortization	3,144	2,492
Amortization of intangible assets	12,330	10,343
Amortization of deferred stock compensation	517	1,827
Changes in current assets and liabilities:
Accounts receivable	(8,160)	(587)
Inventories	15,826	(1,194)
Prepaid expenses and other current assets and other assets	(4,969)	494
Accounts payable	(6,062)	4,620
Accrued expenses and other liabilities	2,224	(556)

Net cash provided by (used in) operating activities	(3,946)	7,454

Cash flows from investing activities:
Purchases of property and equipment	(1,489)	(1,922)
Purchases of investments	(4,883)	(59,444)
Proceeds from sales and maturities of investments	4,103	69,339
Purchases of intellectual property	(570)	—

Net cash provided by (used in) investing activities	(2,839)	7,973

Cash flows from financing activities:
Proceeds from issuance of common stock	375	2,138

Net cash provided by financing activities	375	2,138

Net increase (decrease) in cash and cash equivalents	(6,410)	17,565
Cash and cash equivalents at beginning of period	37,435	47,994

Cash and cash equivalents at end of period	$31,025	$65,559

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ZORAN CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

1.     Basis of Presentation

        The accompanying unaudited condensed consolidated financial statements of Zoran Corporation and subsidiaries ("Zoran" or the "Company") have been prepared in conformity with accounting principles generally accepted in the United States of America. However, certain information or footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission (the "Commission"). In the opinion of management, the condensed consolidated financial statements reflect all adjustments considered necessary, consisting only of normal recurring adjustments, for a fair statement of the consolidated financial position, operating results and cash flows for the periods presented. The results of operations for the interim periods presented are not necessarily indicative of the results that may be expected for the full fiscal year or in any future period. This quarterly report on Form 10-Q should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2004, included in the Zoran Corporation 2004 Annual Report on Form 10-K filed with the Commission.

Restatement of Financial Results for the Quarters Ended March 31, June 30 and September 30, 2004

        During the fourth quarter of 2004 in connection with the review and evaluation of the effectiveness of our internal control over financial reporting undertaken pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, management discovered that excess stock compensation expenses had been recognized during the quarters ended March 31, June 30 and September 30, 2004. The compensation expense was related to options that we had assumed as part of our acquisition of Oak Technology, Inc. in 2003. Under purchase accounting, part of the cost relating to the acquisition was attributed to the assumed options and was to be recognized over time as the options continued to vest, based on each option holder's continued employment with Zoran. If an option holder's employment terminated before the option was fully vested, vesting would cease, and we would no longer recognize compensation expense related to that option. At the time of the acquisition, a schedule was prepared detailing the terms of each assumed option; however, the names of the option holders were omitted from the schedule for reasons of confidentiality. After the acquisition was completed, we did not update our personnel or financial records to include the omitted information. As a result, the Company improperly recognized deferred stock compensation expenses relating to options that had been held by former Oak employees after the vesting of such options had ceased, and did not reverse stock based compensation expense recognized in excess of amounts that actually vested. The amounts presented in this Form 10-Q for the three month period ended March 31, 2004 have been restated to correct this error.

        For the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004, the previously recorded deferred stock compensation expense was reduced by $704,000, $1,545,000 and $880,000, respectively, as a result of the restatement.

        The following table shows the effect of the restatement:

	Three Months Ended
	March 31, 2004		June 30, 2004		September 30, 2004
	As reported	As restated	As reported	As restated	As reported	As restated
	(In Thousands, Except Per Share Data)
Deferred stock compensation expense	$2,531	$1,827	$2,117	$572	$1,790	$910
Operating loss	$(11,028)	$(10,324)	$(5,203)	$(3,658)	$(1,381)	$(501)
Net loss	$(10,689)	$(9,985)	$(6,145)	$(4,600)	$(3,519)	$(2,639)
Basic net loss per share	$(0.25)	$(0.23)	$(0.14)	$(0.11)	$(0.08)	$(0.06)
Diluted net loss per share	$(0.25)	$(0.23)	$(0.14)	$(0.11)	$(0.08)	$(0.06)

Recent accounting pronouncements

        In December 2004, the FASB issued FASB Statement No. 123R, "Share-Based Payment, an Amendment of FASB Statement No. 123" ("FAS No. 123R"). On April 14, 2005, the U.S. Securities and Exchange Commission adopted a new rule amending the compliance dates for FAS 123R. In accordance with the new rule, the accounting provisions of FAS 123R will be effective for the Company in 2006. FAS No. 123R requires companies to recognize in the statement of operations the grant-date fair value of stock options and other equity-based compensation issued to employees. SFAS No. 123R requires the use of an option pricing model for estimating fair value, which is amortized to expense over the service periods. SFAS No. 123R allows for either prospective recognition of compensation expense or retrospective recognition, which may be back to the original issuance of SFAS No. 123, or only to interim periods in the year of adoption. Management is currently evaluating the impact of adopting SFAS 123R; however, it believes the adoption of SFAS No. 123R will have a significant impact on net income (loss) and net income (loss) per share. The impact on our financial statements will be dependent on the transition method, the option-pricing model used to compute fair value and the inputs to that model such as volatility and expected life. The pro-forma disclosures of the impact of SFAS 123 provided in Note 2 to the Consolidated Financial Statements may not be representative of the impact of adopting SFAS 123R.

        On March 29, 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 ("SAB 107"). This staff accounting bulletin expresses views of the staff regarding the interaction between Statement of Financial Accounting Standards Statement No. 123 (revised 2004), Share-Based Payment ("Statement 123R" or the "Statement") and certain Securities and Exchange Commission ("SEC") rules and regulations and provides the staff's views regarding the valuation of share-based payment arrangements for public companies. The Company does not expect the adoption of SAB 107 to have a material impact on its consolidated financial position, results of operations or cash flows.

2.     Stock Based Compensation

        Zoran applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock plans. Stock options are generally granted with exercise prices equivalent to fair market value of the underlying common stock on the date of grant, and no compensation cost is recognized. As a result of stock options granted in connection with the acquisition of Nogatech, Inc. during 2000 and Oak Technology, Inc. during 2003, the Company recorded deferred stock-based compensation which is being amortized over the vesting period of the options. Amortization of deferred stock compensation expense recognized as a result of the amortization of these options during the quarters ended March 31, 2005 and 2004 was approximately $517,000 and $1,827,000, respectively.

        Had compensation cost for the Company's option and stock purchase plans been determined based on the fair value of the options at the grant date, as prescribed in Statement of Financial Accounting Standards No. 123 "Accounting for Stock Based Compensation" ("SFAS 123"), the Company's net loss and net loss per share for the three month periods ended March 31, 2005 and 2004 would have been as follows (in thousands, except per share data):

	Three Months Ended March 31,
	2005	2004
Net loss attributable to common stockholders, as reported	$(18,796)	$(9,985)
Add:
Employee stock-based compensation expense included in net loss	517	1,827
Total employee stock-based compensation expense determined under the fair value method	(6,804)	(11,140)

Pro forma net loss attributable to common stockholders	$(25,083)	$(19,298)

Pro forma net loss per share attributable to common stockholders:
Basic	$(0.58)	$(0.45)

Diluted	$(0.58)	$(0.45)

Net loss per share as reported attributable to common stockholders:
Basic	$(0.43)	$(0.23)

Diluted	$(0.43)	$(0.23)

        For purposes of the disclosure required under SFAS 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for options and purchase grants during the applicable periods.

	Stock Option Plans
	Three Months Ended March 31, 2005	Three Months Ended March 31, 2004
Expected life (years)	4.0	5.0
Expected volatility	72%	85%
Risk-free interest rate	3.7%	3.0%
	Employee Stock Purchase Plan
	Three Months Ended March 31, 2005	Three Months Ended March 31, 2004
Expected life (years)	0.5	0.5
Expected volatility	55%	91%
Risk-free interest rate	2.9%	1.0%

        The Black-Scholes option pricing model was developed for use in estimating the value of traded options that have no vesting restrictions and are fully transferable. In addition, option pricing models require the input of highly subjective assumptions including the expected stock price volatility. The Company uses projected data for expected volatility and expected life of its stock options based upon historical and other economic data trended into future years. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the estimate, in management's opinion, existing valuation models, including the Black-Scholes model, do not necessarily provide a reliable measure of the fair value of the Company's stock options.

3.     Comprehensive Loss

        The following table presents the calculation of comprehensive loss as required by SFAS 130 ("Reporting Comprehensive Income"). The components of comprehensive loss, net of tax, are as follows (in thousands):

	Three Months Ended March 31,
	2005	2004
Net loss	$(18,796)	$(9,985)
Change in unrealized gain on investments, net of tax	967	2,464

Total comprehensive loss	$(17,829)	$(7,521)

        The components of accumulated other comprehensive loss are unrealized gain (loss) on short-term and long-term marketable securities.

4.     Inventories

        Inventories are stated at the lower of cost (first in, first out) or market and consisted of the following (in thousands):

	March 31, 2005	December 31, 2004
Purchased parts and work in process	$16,689	$23,959
Finished goods	17,518	26,074

	$34,207	$50,033

5.     Goodwill and Other Intangible Assets

        In accordance with SFAS 142, goodwill is not amortized. The Company monitors the recoverability of goodwill recorded in connection with acquisitions, by reporting unit, annually, or sooner if events or changes in circumstances indicate that the carrying amount may not be recoverable. For the year ended December 31, 2004, the Company performed the annual analysis as of September 30, 2004 and concluded that goodwill was not impaired, as the fair value of each reporting unit exceeded its carrying value, including goodwill.

Components of Acquired Intangible Assets (in thousands):

		March 31, 2005			December 31, 2004
	Life (Years)	Gross Carrying Amount	Accumulated Amortization	Net Balance	Gross Carrying Amount	Accumulated Amortization	Net Balance
Amortized intangible assets:
Purchased technology	2-3	$188,505	$(76,452)	$112,053	$188,505	$(67,139)	$121,366
Patents	3-5	40,265	(12,837)	27,428	40,265	(10,457)	29,808
Customer base	3-5	13,010	(5,311)	7,699	13,010	(4,739)	8,271
Tradename and others	3-5	2,100	(1,226)	874	2,100	(1,161)	939
Purchased core technology	4-5	13,249	(4,887)	8,362	12,679	(4,181)	8,498

Total		$257,129	$(100,713)	$156,416	$256,559	$(87,677)	$168,882

        The Company records the amortization of purchased core technology as cost of product sales.

        Estimated future intangible amortization expense, based on current balances, as of March 31, 2005 is as follows (in thousands):

Remaining nine months of 2005	$39,207
Year ending December 31, 2006	50,976
Year ending December 31, 2007	43,730
Year ending December 31, 2008	22,503

$156,416

        Goodwill by reporting unit at March 31, 2005 and December 31, 2004 were as follows (in thousands):

DVD	$63,855
Imaging	6,177
Mobile	62,131
DTV	17,988

$150,151

6.     Income Taxes

        The provision for income taxes reflects the estimated annualized effective tax rate and consideration of the need for a valuation allowance. The effective tax rate differs from the U.S. statutory rate due to utilization of net operating losses, adjustments for the nondeductible amortization of goodwill and other intangibles and income tax rate differences on foreign earnings along with the impact of recorded a valuation allowance for the non-benefited losses. The Company believes that reasonable uncertainly exists regarding future results such that no benefit has been recorded for the losses during the quarter.

7.     Segment Reporting

        SFAS No. 131 establishes standards for the reporting by public business enterprises of information about operating segments, products and services, geographic areas, and major customers. The method for determining what information to report is based on the way that management organizes the operating segments within the Company for making operational decisions and assessments of financial performance. The Company's chief operating decision-maker is considered to be the Chief Executive Officer.

        Subsequent to the acquisition of Oak Technology, Inc. in 2003, the Company determined it had four reportable segments: Digital Versatile Disc (DVD), Imaging, Digital Camera (DC) and Digital Television (DTV). Subsequent to the Emblaze acquisition in July 2004, the Digital Camera segment was combined with the Emblaze Mobile business unit and was renamed the Mobile segment. Each segment's primary products are based on highly integrated application-specific integrated circuits, or ASICs, and system-on-a-chip, or SOC, solutions. The DVD, Imaging and DTV segments also license certain software and other intellectual property. The DVD group provides products for use in DVD players and recordable DVD players. The Imaging group provides products used in digital copiers, laser and inkjet printers as well as multifunction peripherals. The Mobile group focuses on solutions for multimedia mobile phone products and digital camera products. The DTV group provides products for standard and high definition digital television products including televisions, set top boxes and personal video recorders.

        The Company evaluates operating segment performance based on net revenues and operating expenses of these segments. The accounting policies of the operating segments are the same as those described in the summary of accounting policies. No reportable segments have been aggregated.

        Information about reported segment income or loss is as follows for the three months ended March 31, 2005 and 2004 (in thousands):

	Three Months Ended March 31,
	2005	2004
Net revenues:
DVD	$32,182	$47,223
Imaging	20,908	18,188
Mobile	13,002	7,855
DTV	7,792	7,371

	$73,884	$80,637

Operating expenses:
DVD	$38,696	$48,062
Imaging	14,916	10,508
Mobile	14,270	7,900
DTV	12,356	12,321

	80,238	$78,791

Contribution margin:
DVD	$(6,514)	$(839)
Imaging	5,992	7,680
Mobile	(1,268)	(45)
DTV	(4,564)	(4,950)

	$(6,354)	$1,846

        A reconciliation of the totals reported for the operating segments to the applicable line items in the consolidated financial statements for the three months ended March 31, 2005 and 2004 is as follows (in thousands):

	Three Months Ended March 31,
	2005	2004
Contribution margin from operating segments	$(6,354)	$1,846
Amortization of intangibles	12,330	10,343
Amortization of deferred stock compensation	517	1,827

Total operating loss	$(19,201)	$(10,324)

        Zoran maintains operations in the United States, Israel, Canada, the United Kingdom, Germany, China, Taiwan, Korea and Japan. Activities in the United States and Israel consist of corporate administration, product development, logistics and worldwide sales management. Other foreign operations consist of sales, product development and technical support.

        The distribution of total revenues for the three months ended March 31, 2005 and 2004 was as follows (in thousands):

	Three Months Ended March 31,
	2005	2004
Revenue from unaffiliated customers originating from:
China	$27,965	$28,807
Japan	24,046	23,837
Korea	3,910	10,438
Taiwan	5,403	4,786
United States	5,610	7,465
North America	693	1,359
Other	6,257	3,945

	$73,884	$80,637

        For the three months ended March 31, 2005, one customer accounted for 13% of total revenues. For the same period of 2004, two customers each accounted for 11% of total revenues, respectively.

        As of March 31, 2005, three customers accounted for 24%, 13% and 12% of total net accounts receivable, respectively, and as of December 31, 2004, two customers accounted for 27% and 13% of total net accounts receivable, respectively.

8.     Acquisitions

Emblaze Semiconductor Ltd.

        On July 8, 2004, Zoran acquired Emblaze Semiconductor Ltd. ("Emblaze"), a subsidiary of Emblaze Ltd. and a provider of semiconductor-based solutions for high volume manufacturers of multimedia mobile telephones. Under the terms of the agreement, Zoran's wholly-owned Israel based subsidiary, Zoran Microelectronics Ltd., acquired all of the outstanding common shares of Emblaze for approximately $54.2 million in cash.

        The primary purpose of the acquisition was to gain high performance, low-power application processors, technology and products for the fast growing multimedia mobile phone market. This technology will be combined with Zoran's image processing technology to deliver reliable, cost-effective system solutions for mobile phone makers.

        The transaction was accounted for under SFAS No. 141, "Business Combinations," using the purchase method of accounting. The Company incurred approximately $180,000 for acquisition-related expenses consisting of financial advisory, legal and other consulting services. The Company completed a valuation analysis and purchase price allocation with the assistance of a third party appraiser. The results of operations of Emblaze have been included in the consolidated financial statements from the date of acquisition. The historical operations of Emblaze are not material to the financial position or results of operations of the Company; therefore, no pro forma information is presented. The acquisition resulted in goodwill of approximately $30.9 million. In accordance with SFAS 142, goodwill will not be amortized and will be tested for impairment at least annually.

        Allocation of the purchase price is as follows (in thousands):

Net liabilities acquired	$(649)
Intangible assets	24,150
Goodwill	30,879

$54,380

        The purchase price exceeded the net assets acquired resulting in the recognition of goodwill and other intangible assets. The amounts allocated to intangible assets include purchased technology totaling $11.8 million and patents totaling $12.4 million which are being amortized over their estimated useful lives of three years.

9.     Net Loss Per Share

        Basic and diluted net loss per share have been computed using the weighted average number of shares of common stock and dilutive potential shares from stock options and warrants outstanding during the period in accordance with Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share." The following table provides a reconciliation of the components of the basic and diluted net loss per share computations (in thousands, except per share data):

	Three Months Ended March 31,
	2005	2004
Net loss from continuing operations	$(18,796)	$(9,985)

Basic common shares	43,213	42,522
Effect of dilutive securities:
Common stock options	—	—

Dilutive weighted average shares	43,213	42,522

Net loss per share:
Basic	$(0.43)	$(0.23)

Diluted	$(0.43)	$(0.23)

        Stock options to purchase 13,932,000 shares of common stock were outstanding during the three months ended March 31, 2005, but were not included in the computation of diluted net loss per share as the Company had a net loss for the three months ended March 31, 2005. Stock options to purchase 13,426,000 shares of common stock were outstanding during the three months ended March 31, 2004, but were not included in the computation of diluted net loss per share as the Company had a net loss for the three months ended March 31, 2004.

10.   Legal Proceedings

        We and our Oak subsidiary have initiated two legal actions against MediaTek, Inc. and customers of MediaTek alleging that products incorporating certain MediaTek components infringe three patents co-owned by Zoran and Oak relating to optical drive controller design and integrated CD/DVD controller design.

        On March 11, 2004, Zoran and Oak filed a complaint with the United States International Trade Commission ("ITC") alleging that certain MediaTek DVD player and optical disk controller chips and chipsets, and products in which they are used, infringe Zoran's and Oak's patents. In addition to MediaTek, the complaint named 10 other proposed respondents that sell products, including DVD players and PC optical storage devices that use MediaTek's chips and chipsets. The other proposed respondents were ASUSTek Computer. Inc., Creative Labs, Inc., Creative Technology, Ltd., Jiangsu Shinco Electronic Group Co., Ltd., LITE-ON Information Technology Corporation, Mintek Digital, Shinco International AV Co., Ltd., TEAC Corporation, TEAC America, Inc., Terapin Technology Corporation and Terapin Technology. The complaint requested that the ITC institute an investigation of the accused products and issue exclusion and cease and desist orders prohibiting the importation into the United States of the infringing MediaTek devices and products that contain them. On April 8, 2004, the ITC instituted an investigation based on Zoran's complaint. On April 28, 2004, Zoran and Oak reached a settlement with respondents Creative Technology, Ltd. and Creative Labs, Inc., and these respondents were subsequently dismissed from the investigation pursuant to the terms of the settlement agreement. On July 13, 2004, the ITC granted Zoran's request that nine additional respondents be added to the investigation. These additional respondents are Artronix Technology, ASUS Computer International, Audiovox Corporation, EPO Science and Technology, Inc., Initial Technology, Inc., Micro-Star International Co., Ltd., MSI Computer Corp., Shinco Digital Technology Ltd. and Ultima Electronics Corporation. On October 26, 2004, MediaTek filed a motion for summary determination seeking an order that two of the asserted patents were invalid. This motion was denied on November 18, 2004. On December 13, 2004, MediaTek filed another motion for summary determination seeking a similar order on different grounds. This motion was denied on December 22, 2004. The hearing took place in February 2005, and the target date for completion of the investigation is September 14, 2005.

        On March 15, 2004, Zoran and Oak filed a complaint against MediaTek and Mintek Digital in the United States District Court, Central District of California alleging similar facts regarding infringement by MediaTek's chips and chipsets and products in which they are used. The lawsuit seeks both monetary damages and an injunction to stop the importation and sale of infringing products. Zoran subsequently amended the complaint to name ASUSTek Computer, Inc., Jiangsu Shinco Electronic Group Co., Ltd., LITE-ON Information Technology Corporation, Mintek Digital, Shinco International AV Co., Ltd., TEAC Corporation, TEAC America, Inc., Terapin Technology Corporation and Terapin Technology as defendants. On June 17, 2004, pursuant to stipulation of the parties, the case was transferred to the United States District Court, Northern District of California. On July 2, 2004, Defendants filed a First Amended Answer which included counterclaims for declaration of noninfringement, declaration of invalidity, declaration of unenforceability, breach of covenant not to sue, breach of covenant of good faith and fair dealing and unfair competition. On July 22, 2004, Zoran and Oak moved to dismiss certain of defendants' defenses and counterclaims and, on July 30, 2004, MediaTek filed a motion for summary judgment as to two of the three patents asserted by Zoran and Oak against MediaTek. On December 9, 2004, the Court granted Zoran and Oak's motion, in part, and dismissed certain of defendant's counterclaims and affirmative defenses. The Court also denied MediaTek's motion for summary judgment. On October 15, 2004, MediaTek filed a second motion for summary judgment seeking summary judgment on alternate grounds as to the same two patents. This motion is nearly identical to the motion filed by MediaTek on October 26, 2004 in the ITC. The hearing on this motion was held on December 10, 2004. The Court has not ruled on this motion. On October 29, 2004, Zoran and Oak voluntarily dismissed two of their three claims against defendants without prejudice and refiled those two claims as a separate lawsuit against the defendants. The parties have stipulated, and the Court has agreed, that the newly filed action will be consolidated for all purposes with the first filed action, including for purposes of trial and all pre-trial scheduling. On January 3, 2005, defendants Audiovox Corporation, Artronix Technology, Inc., ASUS Computer International, Inc., Initial Technology, Inc., Changzhou Shinco Digital Technology Co., Ltd., EPO Science and Technology Co., Inc., Micro-Star International, Co., Ltd., MSI Computer Corp., Shinco International AV Co. and Ultima Electronics Corp. were added to this case by stipulation of the parties. No trial date has yet been set in these consolidated actions.

        On July 23, 2004, MediaTek filed a complaint with the ITC alleging that certain Zoran and Oak DVD player and optical disk controller chips and chipsets infringe two MediaTek patents. The complaint requested that the ITC institute an investigation into the accused products and issue exclusion and cease and desist orders prohibiting importation into the United States of allegedly infringing chips and products that contain them. On August 26, 2004, the ITC instituted an investigation. On September 24, 2004, MediaTek filed a motion to amend the complaint to add one additional patent and to name Sunext Technology Co., Ltd. as a respondent. This motion was granted on October 7, 2004. Discovery is currently underway. On February 16, 2005, MediaTek filed a motion for leave to amend the complaint and notice of investigation to assert additional claims of the MediaTek patents against Oak, Zoran and Sunext. That motion was denied on March 4, 2005. The hearing is scheduled to begin on June 27, 2005 and the target date for completion of the investigation is November 15, 2005.

        Also on July 23, 2004, MediaTek filed a complaint against Zoran and Oak in the United States District Court, District of Delaware alleging infringement of the same two patents asserted in MediaTek's ITC complaint and seeking monetary damages and injunctive relief. This action was stayed by order of the court on October 4, 2004.

        Based upon our preliminary review, we believe we have meritorious defenses to the two MediaTek complaints, which we believe were filed in response to the proceedings that we have been prosecuting against MediaTek and its customers. We intend to defend the MediaTek actions vigorously. However, the litigation is in the preliminary stage, and we cannot predict its outcome with certainty. Patent litigation is particularly complex and can extend for a protracted time, which can substantially increase litigation expenses.

11.   Subsequent Event

        On May 8, 2005, we entered into an agreement to acquire Oren Semiconductor, Inc. ("Oren"), a privately-held provider of demodulator ICs for the global high definition television market. Prior to entering into this agreement, we had made investments in Oren that currently represent a 17% ownership stake. Under the terms of the agreement, we will acquire the remaining 83% of Oren by means of a merger of Oren with a wholly-owned subsidiary of Zoran, in consideration for which we will pay an aggregate of $44.6 million to the other stockholders of Oren and to employees holding Oren options, of which $16 million will consist of Zoran Common Stock and the remainder will be paid in cash. The total imputed value of the transaction, including our 17% stake, will be $53.3 million. The transaction is expected to be completed later in the second quarter of 2005, and is subject to approval by the stockholders of Oren.

Zoran Corporation

COMMON STOCK

PROSPECTUS

June 27, 2005